THE RIGHT STRATEGY.

Well executed.




GREATER BAY

GREATER BAY BANCORP 2001 SUMMARY ANNUAL REPORT

TABLE OF CONTENTS

Regional Community Banking

For the fifth straight year, Greater Bay Bancorp grew and prospered.

Strong financial performance from both our core banks and specialty units demonstrates our commitment to growing our business organically. Additionally, our continuing ability to integrate new organizations into the Greater Bay Bancorp family proved once again that acquisitions, done correctly, are an effective tool to fuel growth and provide new revenue generation opportunities.

This year Greater Bay Bancorp became the dominant independent financial services company in the 9-county Bay Area of Northern California. We've grown into a regional financial services organization yet we've held steadfastly to our community banking strategy. Our approach is to be close to our clients in both proximity and relationship, and to deliver the resources and services of a major financial institution to our bank clients locally and transparently.

Our traditional strength serving mid-size businesses and high net worth individuals continues to drive strong earnings and long term revenue growth. At the same time, our services to small business owners and retail bank clients fortify our penetration into localized markets. Our diversity of markets and services ideally positioned Greater Bay Bancorp to meet the challenges of the slowed 2001 economy. Where opportunities appeared, we seized them. Where pressure to our bottom line appeared, we responded.

Our Bay Area market drives the world's fifth largest economy. The diversity of industries and local economies we serve has allowed us to continue on our path of growth and profitability. The results show our strategy is right and our people know how to execute it.


EAST BAY
Mt. Diablo National Bank
Bay Bank of Commerce
Greater Bay Bank Walnut Creek
Greater Bay Bank Fremont
SOUTH BAY
Cupertino National Bank
Bank of Santa Clara
San Jose National Bank
Greater Bay Bank San Jose
Greater Bay Bank Santa Clara Valley Group
SPECIALTY BUSINESS UNITS
Greater Bay Bancorp International Division
Greater Bay Corporate Finance Group
Pacific Business Funding
CAPCO
Venture Banking Group
Greater Bay Bank SBA Lending Group
The Matsco Companies
Greater Bay Trust and Private Capital Banking
NORTH BAY
Bank of Petaluma
Greater Bay Bank Marin
PENINSULA
Mid-Peninsula Bank
Bay Area Bank
Peninsula Bank of Commerce
SAN FRANCISCO
Golden Gate Bank
COASTAL
Coast Commercial Bank
Greater Bay Bank Carmel

NORTHERN CALIFORNIA

To Our Shareholders

Though 2001 was a difficult year for both the U.S. and California economies, Greater Bay Bancorp continued to perform. This year, our theme – "The Right Strategy. Well Executed." – reflects both our value proposition and our people, those responsible for executing our strategy and driving your company to succeed.

Greater Bay Bancorp is now the largest independent bank holding company and the third largest commercial bank headquartered in Northern California. This year we reached $7.9 billion in assets and $5.0 billion in deposits. Our original "Ring The Bay" strategy has expanded to include 45 offices serving business clients in the nine counties comprising the greater bay area of Northern California.

After several years of record-setting growth, Greater Bay Bancorp felt the pressure of the recession. Yet our commitment to maintaining the highest standards of client service has allowed us to continue to excel.

We rewarded our shareholders with a cash dividend for the 38th straight quarter. Dividends for the fourth quarter 2001 were eleven and one-half cents per share.

And for the year ended December 31, 2001, Greater Bay Bancorp's core earnings increased 19% to $97.1 million, or $1.91 per diluted share, compared to $81.4 million, or $1.61 per diluted share, for the year ended December 31, 2000.

This past year, we completed two strategic acquisitions, opened two de novo banking offices, and announced the acquisition of a major insurance brokerage firm. These actions, along with our continued concentration on high quality loan growth resulted in performance surpassing that of other financial services organizations.

In March Greater Bay Bancorp completed the acquisition of CAPCO Financial Company, Inc., a factoring and asset-based lending company based in Bellevue, Washington. This acquisition affords us a presence in the Pacific Northwest and an important expansion of our asset-based lending capabilities.

In April we opened Greater Bay Bank Marin in downtown San Rafael. This gave the company a foothold in the affluent Marin County market and provided us with significant business development opportunities in the North Bay. Later, in October, we opened Greater Bay Bank Carmel to establish a presence on the Monterey Peninsula, thereby extending our reach into areas that offer strong business development potential.

Strengthening our presence in San Jose, the third largest market in all of California, we completed our merger with SJNB Financial Corp. in October. Your company now has assets of nearly $1 billion in this vital market area. It is important to note that while San Jose is the cultural and business capital of the Silicon Valley, the San Jose market reaches southward into one of the fastest growing real estate, business, and industrial markets in the state – south Santa Clara County.

At year end, we reached a major milestone in our strategic plan when we announced our agreement to merge with ABD Insurance and Financial Services, Inc. ABD has generated over $1 billion of insurance premiums and $100 million in revenue annually. It is the nation's 16th largest insurance brokerage firm. With the completion of this merger in March 2002, our clients can benefit from a full range of commercial insurance brokerage activities – property and casualty, directors and officers liability, employee benefits administration, retirement planning services, risk management, and engineering and loss control services.

The merger with ABD supports our continued focus on increasing our recurring noninterest fee income. On a pro forma basis, noninterest income will increase to nearly a third of our total revenues through this merger alone. And because ABD is an insurance broker, there is no insurance underwriting risk to Greater Bay Bancorp.

Regardless of economic fluctuations, our state's $1.4 trillion economy carries on. And while others tend to focus narrowly on the technology sector, the Bay Area's economy is built on diverse business sectors that range from electronics, bioscience, pharmaceuticals, petroleum products, apparel, food products and automobile manufacturing to film production, tourism and wine production.

Servicing these businesses – and their vendors – provides Greater Bay Bancorp a broad array of business development opportunities. The counties making up the Bay Area have the highest percentage of the fastest-growing small to medium-sized businesses in the country – our primary target market – and a strong orientation to global markets and strategic international alliances.

Greater Bay Bancorp is well positioned to serve these businesses. Our bankers deal with people they know and are empowered to make local decisions – an important contributing factor to the high quality loan portfolio we maintain.

Our market is the powerful economic engine called the Greater Bay Area of Northern California. Our strategy is to provide the financial strength and services of a major bank through a relationship banker who lives and works in our client's community. And our strength – our greatest competitive advantage – is our people. It is their performance that becomes Greater Bay Bancorp's performance. We're proud to say that even during this very difficult time, our people have excelled. They have lived up to your demanding expectations. And exceeded ours.



David L. Kalkbrenner
President & Chief Executive Officer



Duncan L. Matteson
Chairman of the Board



SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)	2001	2000*	1999*	1998*	1997*
	Years ended December 31,				
STATEMENT OF OPERATIONS DATA					
Interest income	$ 507,241	$ 423,639	$ 298,634	$ 244,269	$ 202,367
Interest expense	186,232	158,050	106,509	87,395	69,869
Net interest income	321,009	265,589	192,125	156,874	132,498
Provision for loan losses	54,727	28,821	14,901	8,715	9,836
Net interest income after provision for loan losses	266,282	236,768	177,224	148,159	122,662
Other income	44,261	34,145	30,337	22,820	19,669
Nonrecurring – warrant income	581	12,986	14,508	945	1,162
Total other income	44,842	47,131	44,845	23,765	20,831
Operating expenses	175,591	139,544	121,328	103,491	90,613
Other expenses – nonrecurring	—	—	12,160	1,341	(1,700)
Total operating expenses	175,591	139,544	133,488	104,832	88,913
Income before income tax expense & merger and other related nonrecurring costs	135,533	144,355	88,581	67,092	54,580
Income tax expense	38,106	55,340	30,485	24,145	20,392
Income before merger and other related nonrecurring costs	97,427	89,015	58,096	42,947	34,188
Merger and other related nonrecurring costs, net of tax	(17,611)	(21,851)	(6,795)	(1,674)	(2,283)
Net income	$ 79,816	$ 67,164	$ 51,301	$ 41,273	$ 31,905
PER SHARE DATA [1]					
Net income per share					
Basic	$ 1.61	$ 1.40	$ 1.15	$ 0.95	$ 0.75
Diluted	1.57	1.33	1.09	0.88	0.71
Income per share (before merger expenses and nonrecurring items) [2]					
Basic	$ 1.96	$ 1.70	$ 1.20	$ 0.98	$ 0.77
Diluted	1.91	1.61	1.14	0.91	0.72
Cash dividends per share [3]	$ 0.43	$ 0.35	$ 0.24	$ 0.19	$ 0.15
Book value per common share	$ 9.31	$ 7.92	$ 6.63	$ 5.73	$ 5.13
Shares outstanding at year end	49,831,682	48,748,713	46,174,308	43,876,750	42,510,962
Average common shares outstanding	49,498,000	47,899,000	44,599,000	43,664,000	42,403,000
Average common and common equivalent shares outstanding	50,940,000	50,519,000	47,078,000	46,741,000	45,205,000

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 of the Company's consolidated financial statements on a pooling-of-interest basis.
(1) Restated to reflect the 2 - for - 1 stock split effective as of April 30, 1998 and the 2 - for - 1 stock split effective as of October 4, 2000.
(2) In addition to the principal performance measures in accordance with generally accepted accounting principles, we are providing these supplemental pro forma performance measures to highlight the results of our core operations. We believe that these calculations, which are derived from data presented on the face of our consolidated financial statements, are useful for investors to provide comparability from period to period with regard to our core operations. These calculations are not intended to be a substitute for the principal performance measures in accordance with generally accepted accounting principles.
(3) Includes only those dividends declared by Greater Bay Bancorp, and excludes those dividends paid by Greater Bay Bancorp's subsidiaries prior to the completion of their mergers with Greater Bay Bancorp.

CORE EARNINGS* (in millions)


$100.0
$60.0
$40.0
$0
$32.7
$42.6
$53.6
$81.4
$97.1
1997
1998
1999
2000
2001

NET INCOME PER DILUTED SHARE*


$2.00
$1.00
$0.50
$0
$0.72
$0.91
$1.14
$1.61
$1.91
1997
1998
1999
2000
2001

RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY*


25.00%
20.00%
15.00%
10.00%
0%
16.06%
18.28%
19.78%
23.29%
21.61%
1997
1998
1999
2000
2001

* Before merger expenses and nonrecurring items.

(Dollars in thousands, except per share amounts)	2001	2000*	1999*	1998*	1997*
	Years ended December 31,				
PERFORMANCE RATIOS					
Return on average assets	1.18%	1.34%	1.33%	1.36%	1.33%
Return on average common shareholders' equity	17.77%	19.21%	18.92%	17.69%	15.67%
Return on average assets (before merger expenses and nonrecurring items) [1]	1.44%	1.63%	1.39%	1.40%	1.36%
Return on average common shareholders' equity (before merger expenses and nonrecurring items) [1]	21.61%	23.29%	19.78%	18.28%	16.06%
Net interest margin	5.07%	5.73%	5.41%	5.61%	5.94%
BALANCE SHEET DATA – AT PERIOD END					
Assets	$ 7,877,054	$ 5,818,155	$ 4,304,811	$ 3,351,982	$ 2,691,870
Loans, net	4,370,977	3,973,329	2,813,329	2,070,607	1,646,180
Investment securities	2,970,630	1,091,064	863,590	754,035	574,081
Deposits	4,990,071	4,750,404	3,736,621	2,869,341	2,296,796
Borrowings	2,095,896	463,267	150,577	135,095	90,272
Trust Preferred Securities	218,000	99,500	49,000	49,000	20,000
Preferred stock of real estate investment trust subsidiaries of the Banks	15,000	—	—	—	—
Common shareholders' equity	463,684	385,948	306,114	251,436	218,229
ASSET QUALITY RATIOS					
Nonperforming assets** to total loans and other real estate owned	0.69%	0.32%	0.29%	0.29%	0.49%
Nonperforming assets** to total assets	0.39%	0.22%	0.19%	0.18%	0.31%
Allowance for loan losses to total loans	2.77%	2.24%	1.89%	1.82%	1.87%
Allowance for loan losses to nonperforming assets	402.79%	702.37%	685.36%	764.44%	469.08%
Net charge-offs to average loans	0.59%	0.33%	0.07%	0.11%	0.18%
REGULATORY CAPITAL RATIOS					
Leverage Ratio	8.01%	8.79%	8.32%	8.36%	8.96%
Tier 1 Capital	10.49%	9.57%	9.92%	10.86%	11.52%
Total Capital	12.79%	10.87%	11.23%	12.66%	12.87%

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 of the Company's consolidated financial statements on a pooling-of-interest basis.
** Excludes accruing loans past due 90 days or more.
[1] In addition to the principal performance measures in accordance with generally accepted accounting principles, we are providing these supplemental pro forma performance measures to highlight the results of our core operations. We believe that these calculations, which are derived from data presented on the face of our consolidated financial statements, are useful for investors to provide comparability from period to period with regard to our core operations. These calculations are not intended to be a substitute for the principal performance measures in accordance with generally accepted accounting principles.

ASSETS (in billions)


$9.00
$6.00
$3.00
$0
$2.69
$3.35
$4.30
$5.82
$7.88
1997
1998
1999
2000
2001

ALLOWANCE FOR LOAN LOSSES TO TOTAL LOANS


3.00%
2.00%
1.00%
0.00%
1.87%
1.82%
1.89%
2.24%
2.77%
1997
1998
1999
2000
2001

EFFICIENCY RATIO*


60.00%
40.00%
20.00%
0.00%
58.43%
57.59%
54.54%
46.56%
48.07%
1997
1998
1999
2000
2001

* Before merger expenses and nonrecurring items.

The Model For Success.

THE CONCEPT OF REGIONAL COMMUNITY BANKING HAS PROGRESSED FROM AN INNOVATIVE IDEA TO A PROVEN STRATEGY – ONE WHICH WE CONTINUE TO EXECUTE WITH AN UNWAVERING DEDICATION TO EXCELLENCE.



NORTH BAY

Population: 705,903
Average Household Income: $99,550
Number of businesses: 23,278
Major industries: Arts, Wine Making, Tourism, Professional Services, Agriculture, Telecom, Real Estate, Manufacturing, Technology.

Our holding company, Greater Bay Bancorp, provides centralized operations and support functions to streamline internal processes. Local banks save on overhead and benefit from their ability to tap into resources that would otherwise be unavailable to a typical community bank. This structure yields a high degree of control over operating costs and results in greater efficiencies than the individual banks could achieve on a stand-alone basis.

Our individual business units deliver highly skilled specialists on demand. Local bankers make a single phone call and put their clients together with someone who provides both expertise and service. The key ingredient is that these previously remote, big-bank services are delivered right at the local bank's offices. The local bank client remains a local bank client. Comfort, familiarity and security are maintained along with the primary banker-client relationship. A high level professional staff drawing on centralized resources (including support staff and information technology) lets us deliver greater talent to more clients for less money – another operational efficiency that positively impacts our bottom line.

Much of the success of our model rests on the shoulders of our local bankers – people who know their own business, their client's business, their client's community and, most importantly, their client. Personal relationships are developed that result in increased opportunities for local bankers to control costs and risk while they proactively offer needed additional services and products. Bankers make decisions and create customized solutions so their clients get exactly what they need without time-consuming, money-wasting red tape.

We operate in perhaps the most robust entrepreneurial region of the United States. Products move from idea to market quickly because of the high concentration of intellectual talent, capital resources, service vendors and worldwide distribution support. And while the Bay Area generates more patents than any other region in the country, we also have the highest number of small-to-medium sized businesses anywhere.



SAN FRANCISCO
Population: 776,733
Average Household Income: $84,000
Number of businesses: 31,202
Major industries: Finance , Professional Services, Tourism, Technology.


GREATER BAY BANCORP

SOUTH BAY
Average Household Income: $114,600
Number of businesses: 44,909
Major industries: Technology, Finance, Bioscience.

The Strategy for the Future.

WE FOCUS ON SIX KEY AREAS TO PROPEL OUR GROWTH.



PENINSULA
Population: 707,161
Average Household Income: $110,500
Number of businesses: 20,267
Major industries: Bioscience, Manufacturing, Technology

HIGH CREDIT QUALITY.

We strive to maintain low levels of nonperforming assets. We've also implemented tighter underwriting standards and more aggressive management of nonaccrual loans to adjust for the current economy.

CORE DEPOSIT GROWTH.

In addition to pursuing acquisition-driven deposit growth, we will work toward expanding our deposit franchise internally through market penetration and cross-selling as part of our relationship banking model.

NET INTEREST MARGIN.

Though declining rates have resulted in margin compression, we have eased the compression with our interest rate risk mitigation strategy and client relationship pricing initiatives. We believe our relationship-based banking model positions us to deal effectively with sustained margin compression.

EFFICIENCY.

We continue to actively manage our efficiency ratio by reducing expenses and increasing individual productivity.

RELATIONSHIP MANAGEMENT.

This value proposition continues to benefit our clients and our shareholders. As a market differentiator, the close relationship with a knowledgeable, decision-empowered banker appeals to business owners, managers and executives who demand a high level of service. And for

Greater Bay Bancorp, the relationship delivers better control, higher quality loans and continuing opportunities for revenue development.

ACQUISITION STRATEGY.

We will continue to target well-managed, high performing banks and other financial services companies that offer growth and profit opportunities in key markets. Through disciplined integration execution, we have brought nine banks, three specialty finance firms and an insurance agency into the Greater Bay Bancorp family.

THE LAND OF OPPORTUNITY.

In 2000 and 2001, California felt the economic slowdown along with the rest of the country. But the Bay Area's self-reinforcing cycle – business success creating high personal income creating demand for business and financial services – has existed for over a hundred and fifty years. It will likely exist for quite some time to come.

We're a regional financial services company serving what we believe is the most dynamic business region in America. That so many talented, experienced, caring people live here and work for Greater Bay Bancorp is no accident. They expect success. And they strive to achieve it. In every bank office, at every business unit, Greater Bay people look ahead with confidence. Our goal is to offer exceptional value to our clients and, thereby, exceptional returns to our shareholders. And we're not about to let a little thing like a slow economy get in our way.


GREATER BAY

EAST BAY

Average Household Income: $84,500

Number of businesses: 57,492

Major industries: Finance, Health Care, Professional Services, Technology, Maritime, Transportation, Manufacturing.



COASTAL

Average Household Income: $61,400

Number of businesses: 15,332

Major industries: Tourism, Agriculture

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	*As of December 31,* 2001	2000*
ASSETS		
Cash and cash equivalents	$ 215,404	$ 475,975
Investment securities	2,970,630	1,091,064
Total loans, net	4,370,977	3,973,329
Other assets	320,043	277,787
Total assets	$ 7,877,054	$ 5,818,155
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total deposits	$ 4,990,071	$ 4,750,404
Borrowings	2,095,896	463,267
Other liabilities	94,403	119,036
Trust Preferred Securities	218,000	99,500
Preferred stock of real estate investment trust subsidiaries of the Banks	15,000	—
Shareholder's equity	463,684	385,948
Total liabilities and shareholders' equity	$ 7,877,054	$ 5,818,155

** Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements.*
See notes to consolidated financial statements.

LOANS (in billions)


$5.00
$4.00
$2.00
$0
$1.69
$2.12
$2.88
$4.03
$4.51
1997
1998
1999
2000
2001

LOAN PORTFOLIO COMPOSITION
(as of December 31, 2001)


Consumer and Other
4.53%
Commercial
42.32%
Construction and Land
16.50%
Term Real Estate
Commercial
31.20%
Real Estate Other
5.46%

DEPOSITS (in billions)


$5.00
$4.00
$2.00
$0
$2.30
$2.87
$3.74
$4.75
$4.99
1996
1998
1999
2000
2001

DEPOSIT PORTFOLIO COMPOSITION
(as of December 31, 2001)


Time Deposits
$100,000 and over
12.87%
Other Time Deposits
22.32%
Demand, noninterest-
bearing 19.12%
MMDA, NOW and Savings
45.69%

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)	Years ended December 31, 2001	2000*	1999*
Interest income	$ 507,241	$ 423,639	$ 298,634
Interest expense	186,232	158,050	106,509
Net interest income	321,009	265,589	192,125
Provision for loan losses	54,727	28,821	14,901
Net interest income after provision for loan losses	266,282	236,768	177,224
Noninterest income - recurring	44,261	34,145	30,337
Warrant income, net	581	12,986	14,508
Total noninterest income	44,842	47,131	44,845
Noninterest expense - recurring	175,591	139,544	121,329
Merger and other related nonrecurring costs	29,249	33,526	10,818
Contribution to the Foundation and related expenses, net	—	—	12,160
Total noninterest expenses	204,840	173,070	144,307
Income before provision for income taxes and extraordinary items	106,284	110,829	77,762
Provision for income taxes	26,468	43,665	26,461
Net income	$ 79,816	$ 67,164	$ 51,301
Net income per share – basic**	$ 1.61	$ 1.40	$ 1.15
Net income per share – diluted**	$ 1.57	$ 1.33	$ 1.09
Shares used to compute net income per share, basic	49,498,000	47,899,000	44,599,000
Shares used to compute net income per share, diluted	50,594,000	50,519,000	47,078,000

** Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements.*
***Restated to reflect the 2-for-1 stock split effective on October 4, 2000.*
See notes to consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)	Years ended December 31, 2001	2000*	1999*
Net income	$ 79,816	$ 67,164	$ 51,301
Other comprehensive income (loss)	10,002	4,615	(11,606)
Comprehensive income	$ 89,818	$ 71,779	$ 39,695

** Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements.*
See notes to consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	*Years ended December 31,* 2001	2000*	1999*
Cash Flows – Operating Activities			
Net income	$ 79,816	$ 67,164	$ 51,301
Other, net	48,770	54,546	14,032
Operating cash flows, net	128,586	121,710	65,333
Cash Flows – Investing Activities			
Purchase, sales and maturities of investment securities, net:	(1,845,626)	(227,406)	(124,087)
Loans, net	(458,240)	(934,438)	(767,981)
Other, net	(63,135)	(298,360)	(18,637)
Investing cash flows, net	(2,367,001)	(1,460,204)	(910,705)
Cash Flows – Financing Activities			
Net change in deposits	239,667	1,013,783	867,270
Net change in borrowings	1,632,372	312,690	8,457
Cash dividends	(22,255)	(18,686)	(10,668)
Other, net	128,060	76,722	25,497
Financing cash flows, net	1,977,844	1,384,509	890,556
Net change in cash and cash equivalents	(260,571)	46,015	45,184
Cash and cash equivalents at beginning of period	475,975	429,960	384,776
Cash and cash equivalents at end of period	$ 215,404	$ 475,975	$ 429,960

** Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements.*
See notes to consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands)	*Years ended December 31,* 2001	2000*	1999*
Beginning balance	$ 385,948	$ 306,114	$ 251,436
Net income	79,816	67,164	51,301
Other comprehensive income (loss), net of tax	10,002	4,615	(11,606)
Issuance of shares for acquisitions, net of cash paid in-lieu of fractional shares	1,363	(29)	—
Stock issued via private placement	—	11,476	20,761
Stock issued via Dividend Reinvestment Plan and employee benefit plans	11,640	15,294	8,842
Cash dividend declared	(22,255)	(18,686)	(10,709)
Stock retired by Greater Bay Bancorp and SJNB Financial Corp.	(2,830)	—	(3,911)
Ending balance	$ 463,684	$ 385,948	$ 306,114

** Restated on a historical basis to reflect the mergers described in our notes to consolidated financial statements.*
See notes to consolidated financial statements.

MARKET DATA ON COMMON STOCK

Quarter Ended	*High**	*Low**	*Cash dividends declared**
2001			
December 31	$ 29.73	$ 19.98	$ 0.115
September 30	28.45	21.30	0.115
June 30	27.46	21.00	0.10
March 31	42.88	24.81	0.10
2000			
December 31	$ 43.31	$ 28.12	$ 0.10
September 30	34.72	22.38	0.10
June 30	24.75	20.00	0.075
March 31	21.13	18.03	0.075

**Restated to reflect the 2 - 1 stock split effective on October 4, 2000.*

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Greater Bay Bancorp

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Greater Bay Bancorp and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001; and in our report dated February 13, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

San Francisco, California
February 13, 2002

GREATER BAY BANCORP EXECUTIVE OFFICERS
STRATEGY AND POLICY COMMITTEE

Left to right: David R. Hood, Steven C. Smith, Byron A. Scordelis, Gregg A. Johnson, David L. Kalkbrenner, Susan K. Black



Susan K. Black
President and
Chief Executive Officer
Mid-Peninsula Bank
Executive Vice President
Peninsula, San Francisco and
North Bay Regions
Greater Bay Bancorp

David R. Hood
President and
Chief Executive Officer
Cupertino National Bank
Executive Vice President
South Bay Region
Chief Lending Officer
Greater Bay Bancorp

Gregg A. Johnson
Executive Vice President
Business & Technology Services
Greater Bay Bancorp

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

Byron A. Scordelis
President
Greater Bay Banking Group
Senior Executive Vice President and
Chief Operating Officer
Greater Bay Bancorp

Steven C. Smith
Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer
Greater Bay Bancorp



Seated left to right: Linda R. Meier, James C. Thompson, John M. Gatto, David L. Kalkbrenner, Dick J. Randall, Glen McLaughlin and Arthur K. Lund. Standing left to right: Rex D. Lindsay, Warren R. Thoits, John J. Hounslow, Daniel G. Libarle, George M. Marcus, James E. Jackson, Duncan L. Matteson, Donald H. Seiler, Robert A. Archer, Stanley A. Kangas and T. John Whalen.

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

Robert A. Archer
Chairman
Coast Counties Truck and
Equipment Company

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

John J. Hounslow
Chairman and
Chief Executive Officer
James L. Hall, Inc.

James E. Jackson
Senior Member
Jackson, Abdalah
Attorneys at Law

Stanley A. Kangas
Retired
Consulting Engineer
Private Investor

Daniel G. Libarle
President and Owner
Lace House Linen

Rex D. Lindsay
Private Investor

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones & Appel, Inc.

George M. Marcus
Chairman
The Marcus & Millichap
Company

Glen McLaughlin
President and
Chief Executive Officer
Venture Leasing Associates

Linda R. Meier
Community Volunteer

Dick J. Randall*
Private Investor

Donald H. Seiler
Founding Partner
Seiler & Company, LLP

Warren R. Thoits
Senior Member
Thoits, Love, Hershberger & McLean
Attorneys at Law

James C. Thompson
Partner
Comstock, Thompson, Kontz
& Brenner

T. John Whalen
Professor of Economics
Santa Clara University

Newly Appointed Directors

Susan Ford
President
Sand Hill Foundation

Fred de Grosz
President and
Chief Executive Officer
ABD Insurance and Financial
Services

**Director Emeritus effective 2/28/02*

BANK OF PETALUMA

Daniel G. Libarle
Chairman
Bank of Petaluma
President and Owner
Lace House Linen

Susan K. Black
Executive Vice President
Peninsula, San Francisco and North Bay Regions
Greater Bay Bancorp

Walter E. Bragdon
President and Chief Executive Officer
Bank of Petaluma

Max F. Cerini
Vice Chairman
Shamrock Materials, Inc.

John H. Dado
Retired C. P. A.

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Robert W. Giacomini
President
Robert Giacomini Dairy

Henry C. Hansel
President
Hansel Enterprises, Inc.

Max K. Herzog
President and Owner
Sleepy Hollow Dairy
President and Owner
Sleepy Hollow Properties

John J. King, Jr.
Counsel to Law Offices
Anderson, Zeigler, Disharoon & Gray

James E. McCaffrey
Vice President and Chairman of the Board
Geyser Energy Company-Petroleum

William H. McDevitt
President
McDevitt & McDevitt Construction Corporation

William J. McDowell
Owner
McDowell Dairy

BANK OF SANTA CLARA

Donald R. Von Raesfeld
Chairman
Bank of Santa Clara
Retired City Manager
City of Santa Clara

Louis F. Boitano
Senior Partner
Boitano, Sargent & Lawrence

A. Stanley Chinchen
Investor

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Gerald R. Graham
Chairman
Reed & Graham, Inc.

Robert K. Gustke
Retired
Community Volunteer

Gary Hong
Managing Partner
Guesthouse Inns and Suites

Louis Mariani
Owner
Mariani's Restaurant and Inn

Ron Pecoraro
President and Chief Executive Officer
Bank of Santa Clara

T. John Whalen
Professor of Economics
Santa Clara University

Les Workman
Investor
Developer

BAY AREA BANK

Dennis W. Royer
Chairman
Bay Area Bank
Real Estate Broker
Royer Realty Company

Frank M. Bartaldo, Jr.
President and Chief Executive Officer
Bay Area Bank

Susan K. Black
Executive Vice President
Peninsula, San Francisco and North Bay Regions
Greater Bay Bancorp

Gary S. Goss
CPA
Gary Goss, CPA

Rose Guilbault
Vice President
California State Automobile Association

Robert R. Haight
Retired

Stanley A. Kangas
Retired
Consulting Engineer
Private Investor

David J. Macdonald
Real Estate Broker
David J. Macdonald Realty

BAY BANK OF COMMERCE

William R. Henson
President
Superior Home Loans

William S. Keller
President and Chief Executive Officer
Bay Bank of Commerce

Oswald A. Rugaard
Self-employed
Independent Sales Consultant

Byron A. Scordelis
President
Greater Bay Banking Group
Senior Executive Vice President and Chief Operating Officer
Greater Bay Bancorp

Mark Wilton
Owner
Marwil Investment

COAST COMMERCIAL BANK

James C. Thompson
Chairman
Coast Commercial Bank
Partner
Comstock, Thompson, Kontz & Brenner

John Burroughs
Vice President/Investment Services Manager
Coast Commercial Bank

Bud Cummings
Retired
Santa Cruz Coin Exchange

Harvey Nickelson
President and Chief Executive Officer
Coast Commercial Bank

Gus Norton
Broker/Partner
Sun Properties

Byron A. Scordelis
President
Greater Bay Banking Group
Senior Executive Vice President and Chief Operating Officer
Greater Bay Bancorp

CUPERTINO NATIONAL BANK

C. Donald Allen
Chairman
Cupertino National Bank

Steven C. Andrews
Retired President
McWhorters Stationers

Carl E. Cookson
Chairman
Alliance Title

Janet M. DeCarli
Broker
Cornish & Carey Realtors

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

David R. Hood
President and
Chief Executive Officer
Cupertino National Bank
Executive Vice President
South Bay Region
Chief Lending Officer
Greater Bay Bancorp

James E. Jackson
Senior Member
Jackson, Abdalah
Attorneys at Law

Cynthia Kenyon-Lazares
Partner
Shilling & Kenyon
SK Consulting

Rex D. Lindsay
Vice Chairman
Cupertino National Bank
Private Investor

Richard Lowenthal
Vice Mayor
City of Cupertino

Glen McLaughlin
President and
Chief Executive Officer
Venture Leasing Associates

Norman Meltzer
Retired Real Estate Developer

Dick J. Randall
Private Investor

Dennis W. Whittaker
President
Whittaker Insurance Agency, Inc.

GOLDEN GATE BANK

James R. Woolwine
Chairman and
Chief Executive Officer
Golden Gate Bank

Susan K. Black
Executive Vice President
Peninsula, San Francisco and
North Bay Regions
Greater Bay Bancorp

Mara Brazer
Marketing Consultant

George H. Clyde, Jr.
Director and Chief Financial Officer
The San Francisco General Hospital
Foundation
Attorney

Laurence A. Colton
President
Willis Insurance Services of
California, Inc.

Kay Dryden
Attorney

Peter T. Dunn
Partner
Edgar, Dunn & Company

Mary C. Falvey
President
Falvey Associates

John Goy
Retired Banker

Donald R. Krohn
Managing Partner
Krohn & Croak, CPA's

Robert A. Luster
Chief Executive Officer
Luster National, Inc.

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Stephen D. Mayer
Managing Partner
Burr, Pilger & Mayer

MID-PENINSULA BANK

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
Mid-Peninsula Bank
Chairman
The Matteson Companies

Lawrence A. Aufmuth
Partner
Aufmuth, Fox, Weed & LeBlanc
Attorneys at Law

Susan K. Black
President and
Chief Executive Officer
Mid-Peninsula Bank
Executive Vice President
Peninsula, San Francisco and
North Bay Regions
Greater Bay Bancorp

Allan F. Brown
Chairman
Vance Brown, Inc.

Owen D. Conley
President and
Chief Executive Officer
Liberty Lease, Inc.

James G.B. De Martini, III
Managing Partner
Seiler & Company, LLP

Murray B. Dey
Executive Vice President
Mid-Peninsula Bank

Leonard W. Ely
Past President
Ely Motor Company

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

R. Hewlett Lee, M.D.
Retired Surgeon
Former Executive Director
Palo Alto Medical Clinic

Helen C. Leong
Managing Partner
Leong Ventures

Dennis A. LeVett
President
Strutz-LeVett Company

Warren R. Thoits
Senior Member
Thoits, Love, Hershberger & McLean
Attorneys at Law

Donald A. Way
Chairman and
Chief Executive Officer
Thoits Insurance Services, Inc.

MT. DIABLO NATIONAL BANK

John J. Hounslow
Chairman
Mt. Diablo National Bank
Chairman and
Chief Executive Officer
James L. Hall Company

William Dunkle
Retired

Donald N. Hoffman
President
SRE, Inc.

Ronald E. Iverson, MD, FACS
Plastic Surgeon

James A. Mayer
President and
Chief Executive Officer
Mt. Diablo National Bank

Byron A. Scordelis
President
Greater Bay Banking Group
Senior Executive Vice President
and Chief Operating Officer
Greater Bay Bancorp

PENINSULA BANK OF COMMERCE

Joseph W. Welch
Chairman
Peninsula Bank of Commerce
President
San Bruno Investment Realty, Inc.
Partner
Welch Family Partnership

Francis G. Azzopardi
Partner
South City Lumber and
Pacific Manor Hardware Inc.

Susan K. Black
Executive Vice President
Peninsula, San Francisco and
North Bay Regions
Greater Bay Bancorp

George R. Corey
Senior Partner
Corey, Luzaich, Manos and Pliska,
LLP

Mark F. Doiron
President and
Chief Executive Officer
Peninsula Bank of Commerce

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

Daniel J. Harrington CPA
Partner
Good & Fowler, LLP

Robert A. Marshall
Principal
Marshall Realty

SAN JOSE NATIONAL BANK

Robert A. Archer
Chairman
San Jose National Bank
Chairman
Coast Counties Truck and
Equipment Company

Victor E. Aboukhater
Investor

Ray S. Akamine
Chief Financial Officer
Hill View Packing Company, Inc.

Albert V. Bruno
Director, Center for Innovation and
Entreprenuership and Professor
of Marketing
Santa Clara University

Rod Dirdon Sr.
Executive Director
International Institute for Surface
Transportation Policy Studies
San Jose State University

Robert G. Egan
Broker and Owner
Egan and Company

David L. Kalkbrenner
President and
Chief Executive Officer
Greater Bay Bancorp

James R. Kenny
President and
Chief Executive Officer
San Jose National Bank

William D. Kron
Director of Sales
Silicon Energy

Arthur K. Lund
Attorney
Hoge, Fenton, Jones & Appel Inc.

V. Ronald Mancuso, D.D.S.
Dentist

Richard L. Mount
Banking Consultant

Louis Oneal
Attorney
Law Offices of Louis Oneal

Diane P. Rubino
President
Hill View Packing Company, Inc.

Douglas L. Shen, D.D.S.
Dentist

Gary S. Vandeweghe
Attorney
Olimpia, Whelan & Lively

GREATER BAY BANCORP

David L. Kalkbrenner
President and
Chief Executive Officer

Byron A. Scordelis
Senior Executive Vice President
and Chief Operating Officer
Greater Bay Bancorp
President
Greater Bay Banking Group

Susan K. Black
Executive Vice President
Peninsula, San Francisco and
North Bay Regions

David R. Hood
Executive Vice President
South Bay Region
Chief Lending Officer

Gregg A. Johnson
Executive Vice President
Business & Technology Services

Steven C. Smith
Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer

Fred Bailard
Senior Vice President
Manager
Cash Management Division

Michael S. Barton
Senior Vice President
Regional Credit Andministrator
San Francisco & Peninsula Region

Susan D. Biba
Senior Vice President
Regional Credit Administrator
Corporate Finance & Matsco

Eugene E. Blakeslee
Senior Vice President
Special Projects

Denise R. Brown
Senior Vice President
Service Management Group

Kimberly S. Burgess
Senior Vice President
Corporate Human Resource
Administration

Larry Cretan
Senior Vice President
Regional Credit Administrator
East Bay Region

Richard L. Dalton
Senior Vice President
Technology Services

Julie L. Hanamura
Senior Vice President
Operations Management Group

Nord Hastings
Senior Vice President
Chief Credit Officer

Kamran F. Husain
Senior Vice President
Risk Management

Linda M. Iannone
Senior Vice President,
General Counsel and
Corporate Secretary

Ryan Johanson
Senior Vice President,
Treasurer and
Chief Investment Officer

David M. Meshriy
Senior Vice President
Deposit Services

Tammy Okuda
Senior Vice President
Regional Credit Administrator
South Bay Region

Anthony Oriti
Senior Vice President
Manager
Greater Bay International
Banking Division

Theresa Powell
Senior Vice President
Cash Management Sales

Patrick Pierce
Senior Vice President
Special Assets

Connie L. Rickords
Senior Vice President
Human Resource Services

Shawn E. Saunders
Senior Vice President
Finance & Accounting
Greater Bay Bancorp
Senior Vice President and
Chief Financial Officer
Subsidiary Banks of
Greater Bay Bancorp

Mark Silvera
Senior Vice President
Senior Business Analyst

Karol Watson
Senior Vice President
Loan Servicing

BANK OF PETALUMA

Walter E. Bragdon
President and
Chief Executive Officer

Howard B. Daulton II
Executive Vice President and
Chief Operating Officer

Paul J. Coleman
Senior Vice President
Chief Credit Officer

BANK OF SANTA CLARA

Ron Pecoraro
President and
Chief Executive Officer

BAY AREA BANK

Frank M. Bartaldo, Jr.
President and
Chief Executive Officer

Glen A. Nissen
Senior Vice President
Chief Credit Officer

Mark. V. Schoenstein
Senior Vice President
Construction Lending

BAY BANK OF COMMERCE

William S. Keller
President and
Chief Executive Officer

Robert A. Perantoni
Senior Vice President
Chief Credit Officer

COAST COMMERCIAL BANK

Harvey Nickelson
President and
Chief Executive Officer

David V. Heald
Executive Vice President
Chief Relationship Manager

CUPERTINO NATIONAL BANK

David R. Hood
President and
Chief Executive Officer

Stephen G. Heitel
Executive Vice President and
Chief Operating Officer

Cecilia K. Fu
Senior Vice President
Manager
Construction Loans

Roxanne Vane
Senior Vice President
Senior Relationship Manager

GOLDEN GATE BANK

James R. Woolwine
Chairman and
Chief Executive Officer

Teresa C. Lachenbruch
President and
Chief Operating Officer

Wendy A. Ross
Senior Vice President
Chief Credit Officer

MID-PENINSULA BANK

Susan K. Black
President and
Chief Executive Officer

Murray B. Dey
Executive Vice President
Chief Credit Officer

Michael. J. Serres
Executive Vice President and
Chief Operating Officer

Charles P. Banovac
Senior Vice President
Relationship Manager

Michelle V. Boucher
Senior Vice President
Relationship Manager

Judith I. Paris
Senior Vice President
Relationship Manager

Mark P. Roach
Senior Vice President
Team Leader

Joe Maleti
Senior Vice President
Real Estate Lending

Margaret D. Rotzin
Senior Vice President
Relationship Manager

Robert C. Sherrard
Senior Vice President,
Manager
Real Estate Lending

Jonas H. Stafford
Senior Vice President
Relationship Manager

MT. DIABLO NATIONAL BANK

James A. Mayer
President and
Chief Executive Officer

Robert Philcox
Executive Vice President

Cathy Raty
Senior Vice President
Office Manager

Catherine Conn
Senior Vice President
Construction Lending

Robert Ewen
Senior Vice President
Relationship Manager

Ronald E. Vyse
Senior Vice President
Relationship Manager

PENINSULA BANK OF COMMERCE

Mark F. Doiron
President and
Chief Executive Officer

Frank A. Hall
Senior Vice President
Relationship Manager

SAN JOSE NATIONAL BANK

James R. Kenny
President and
Chief Executive Officer

Frederic H. Charpiot
Executive Vice President
Chief Credit Officer

Judith D. Nielsen
Executive Vice President
Senior Lending Officer

Marie L. Hook
Senior Vice President
Manager
Real Estate Lending

Timothy Johnson
Senior Vice President
Team Leader

Emily V. Ruvalcaba
Senior Vice President
Manager
SBA Lending

Herbert V. Von Goetz
Senior Vice President
Team Leader

GREATER BAY TRUST COMPANY AND PRIVATE CAPITAL BANKING
A Division of Cupertino National Bank

Cheryl G. Howell
Executive Vice President
Manager
Greater Bay Trust Company

L. Walter Fleischer
Senior Vice President
Relationship Manager
Private Capital Banking

Donald E. McMullen
Senior Vice President
Relationship Manager
Private Capital Banking

VENTURE BANKING GROUP
A Division of Cupertino National Bank

Clay R. Jones
Executive Vice President
Manager

Jon Krogstad
Senior Vice President
Group Leader

PACIFIC BUSINESS FUNDING
A Division of Cupertino National Bank

William D. Chronert
President

Kevin M. O'Hare
Executive Vice President

Melvin Robbins
Senior Vice President
Asset Based Lending

GREATER BAY BANK
Walnut Creek
A Division of Mid-Peninsula Bank

Angela M. Coffee
Senior Vice President
Managing Director

GREATER BAY BANK
Fremont
A Division of Mid-Peninsula Bank

William S. Keller
Senior Vice President
Managing Director

Joseph Ching
Executive Vice President
Business Development

GREATER BAY BANK
Marin
A Division of Mid-Peninsula Bank

James P. Williams
President

Todd S. Allen
Senior Vice President
Relationship Manager

Joseph R. Ayoob
Senior Vice President
Relationship Manager

GREATER BAY BANK
Santa Clara Valley Group
A Division of Cupertino National Bank

Michael E. Benito
Senior Vice President
Managing Director

Richard E. Hagarty
Senior Vice President
Relationship Manager

Bruce Vanderberg
Senior Vice President
Relationship Manager

GREATER BAY BANK
San Jose
A Division of Cupertino National Bank

Mark A. Madison
Senior Vice President
Group Manager

Jeffrey M. Whalen
Senior Vice President
Director of Business Development
South Bay Region

GREATER BAY CORPORATE FINANCE GROUP
A Division of Cupertino National Bank

Dale J. Kobsar
President

Tim Canevascini
Senior Vice President
Senior Credit Officer

John A. Rooney
Senior Vice President
Managing Director

CAPCO
A Division of Cupertino National Bank

Thomas H. Nesbit
Chief Executive Officer

Steve M. Shaughnessy
President

THE MATSCO COMPANIES
A Division of Cupertino National Bank

Matt Shieman
President

Allison S. Farey
Senior Vice President
Sales and Marketing

Patricia N. Montmorency
Senior Vice President
Operations

Brad R. Nelson
Chief Financial Officer

GREATER BAY BANCORP FOUNDATION

David L. Kalkbrenner
President

Ervie L. Smith
Executive Director

Greater Bay Bancorp
www.gbbk.com
2860 West Bayshore Road
Palo Alto, CA 94303
(650) 813-8200
Fax (650) 494-9193

Greater Bay Bancorp
Executive Office
400 Emerson Street, Third Floor
Palo Alto, CA 94301
(650) 614-5733
Fax (650) 473-9419

Bay Area Bank
www.bayareabank.com
900 Veterans Boulevard
Redwood City, CA 94063
(650) 367-1600
Fax (650) 365-3954

Bank of Santa Clara
www.bankofsantaclara.com
To contact all locations:
(408) 496-4800

1995 El Camino Real
Santa Clara, CA 95050
Fax (408) 987-9540

3595 Homestead Road
Santa Clara, CA 95051
Fax (408) 987-9575

1785 Landess Avenue
Milpitas, CA 95035
Fax (408) 987-9565

107 East El Camino Real
Sunnyvale, CA 94087
Fax (408) 987-9560

2779 Aborn Road
San Jose, CA 95121
Fax (408) 987-9555

2061 Camden Avenue
San Jose, CA 95124
Fax (408) 987-9570

2150 McKee Road
San Jose, CA 95116
Fax (408) 987-9545

695 North First Street
San Jose, CA 95112
Fax (408) 987-9510

Bank of Petaluma
Administrative Offices
www.bankofpetaluma.com
1360 Redwood Way
Petaluma, CA 94954
(707) 765-2222
Fax (707) 793-8116

100 Petaluma Blvd., South
Petaluma, CA 94952
(707) 765-2222
Fax (707) 765-4568

800 North McDowell Blvd.
Petaluma, CA 94954
(707) 765-2222
Fax (707) 765-0941

14435 Coast Highway One
Valley Ford, CA 94972
(707) 664-1450
Fax (707) 876-3326

11400 State Route One
Point Reyes Station, CA 94956
(415) 663-1713
Fax (415) 663-2099

Bay Bank of Commerce
www.baybankofcommerce.com
1495 East 14th Street
San Leandro, CA 94577
(510) 357-2265
Fax (510) 357-1677

1030 La Playa Drive
Hayward, CA 94545
(510) 783-8000
Fax (510) 783-8088

2821 Crow Canyon Road, #100
San Ramon, CA 94583
(925) 831-6111
Fax (925) 831-3443

Coast Commercial Bank
www.coastcommercialbank.com
To contact all locations:
(831) 458-4500

75 River Street
Santa Cruz, CA 95060
Fax (831) 427-2254

1975 Soquel Drive
Santa Cruz, CA 95065
Fax (831) 479-3475

7775 Soquel Drive
Aptos, CA 95003
Fax (831) 662-0849

203A Mt. Hermon Road
Scotts Valley, CA 95066
Fax (831) 439-8847

1055 S. Green Valley Road
Watsonville, CA 95076
Fax (831) 761-7705

1850 41st Avenue
Capitola, CA 95010
Fax (831) 462-0935

Cupertino National Bank
www.cupertinonationalbank.com
20230 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 996-1144
Fax (408) 996-0657

Golden Gate Bank
www.goldengatebank.com
225 Bush Street, Suite 100
San Francisco, CA 94104
(415) 421-9000
Fax (415) 986-6083

Matsco
www.matsco.com
2000 Powell Street, 4th Floor
Emeryville, CA 94608
(800) 326-0376
Fax (800) 318-8601

Mid-Peninsula Bank
www.midpeninsulabank.com
420 Cowper Street
Palo Alto, CA 94301
(650) 614-5780
Fax (650) 323-7421

100 S. Ellsworth Avenue
San Mateo, CA 94401
(650) 813-8511
Fax (650) 347-6526

Mt. Diablo National Bank
www.mtdiablonationalbank.com
156 Diablo Road
Danville, CA 94526
(925) 743-9200
Fax (925) 552-4737

4185 Blackhawk Plaza Circle, #100
Danville, CA 94506
(925) 648-7099
Fax (925) 648-7193

3640 Mt. Diablo Blvd.
Lafayette, CA 94549
(925) 284-3600
Fax (925) 284-3610

900 Main Street
Pleasanton, CA 94566
(925) 417-7300
Fax (925) 417-2010

Peninsula Bank of Commerce
www.peninsulabankofcommerce.com
1001 Broadway
Millbrae, CA 94030
(650) 697-4333
Fax (650) 697-4032

San Jose National Bank
www.sanjosenationalbank.com
One North Market Street
San Jose, CA 95113
(408) 947-7562
Fax (408) 947-0362

12000 Saratoga-Sunnyvale Road
Saratoga, CA 95070
(408) 973-1111
Fax (408) 257-3705

15405 Los Gatos Blvd.
Los Gatos, CA 95032
(408) 358-0088
Fax (408) 358-2672

Greater Bay Trust and Private Capital Banking
www.gbtco.com

Greater Bay Trust
400 Emerson Street
Palo Alto, CA 94301
(650) 614-5711
Fax (650) 473-1326

430 Cowper Street, #250
Palo Alto, CA 94301
(650) 614-5711
Fax (650) 473-9932

Private Capital Banking
400 Emerson Street
Palo Alto, CA 94301
(650) 614-5700
Fax (650) 324-4301

Greater Bay Bank Walnut Creek
A Division of Mid-Peninsula Bank
www.gbbkcontracosta.com
1255 Treat Boulevard, #100
Walnut Creek, CA 94596
(925) 979-7200
Fax (925) 944-7091

Greater Bay Bank Fremont
A Division of Mid-Peninsula Bank
www.gbbkfremont.com
39470 Paseo Padre Parkway
Fremont, CA 94538
(510) 818-2900
Fax (510) 713-7263

Greater Bay Bank Marin
A Division of Mid-Peninsula Bank
www.gbbkmarin.com
999 Fifth Avenue, Suite 100
San Rafael, CA 94901
(415) 258-8595
Fax (415) 258-8596

Greater Bay Bank Carmel
A Division of Coast Commercial Bank
www.gbbkcarmel.com
Mission between 5th & 6th
Carmel-by-the-Sea, CA 93921
(831) 620-0140
Fax (831) 620-1376

Greater Bay Bank SBA Lending Group
A Division of Cupertino National Bank
60 South Market Street, #150
San Jose, CA 95113
(408) 975-6924
Fax (408) 293-1733

Greater Bay Bank San Jose
A Division of Cupertino National Bank
www.gbbksanjose.com
60 South Market Street, #100
San Jose, CA 95113
(408) 286-1595
Fax (408) 971-4233

Greater Bay Bank Santa Clara Valley Group
A Division of Cupertino National Bank
www.gbbksantaclara.com
3945 Freedom Circle Blvd., #1000
Santa Clara, CA 95054
(408) 653-2960
Fax (408) 492-1309

Greater Bay Bancorp International Banking Division
225 Bush Street, Suite 330
San Francisco, CA 94104
(415) 782-8608
Fax (415) 421-4335

Greater Bay Corporate Finance Group
A Division of Cupertino National Bank
1255 Treat Boulevard, #160
Walnut Creek, CA 94596
(925) 979-7251
Fax (925) 944-7035

Pacific Business Funding
A Division of Cupertino National Bank
www.pbfc.com
20195 Stevens Creek Blvd., #220
Cupertino, CA 95014
(408) 255-9300
Fax (408) 255-9313

CAPCO
A Division of Cupertino National Bank
11911 NE 1st Street, Suite 202
Bellevue, WA 98015

Venture Banking Group
A Division of Cupertino National Bank
www.venturebanking.com
Three Palo Alto Square
Palo Alto, CA 94306
Banking: (650) 813-3800
Fax (650) 493-6662
Lending: (650) 813-3819
Fax (650) 843-6969

Greater Bay Bancorp Foundation
430 Cowper Street, #250
Palo Alto, CA 94301
(650) 614-8913
Fax (650) 688-0530

Corporate Counsel
Manatt, Phelps, & Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000

Certified Public Accountants
PricewaterhouseCoopers LLP
333 Market Street
San Francisco, CA 94105
(415) 498-5000

Registrar and Transfer Agent
Wells Fargo Shareowners Services
161 North Concord
Exchange St.
South St. Paul, MN 55975-1139

ADDITIONAL FINANCIAL REPORTS

For information beyond that shown in this report, shareholders may receive, without charge, the Company's Annual Report on Form 10-K for 2001, which was filed with the SEC, by writing to:

Shawn E. Saunders
Senior Vice President
Finance & Accounting
Greater Bay Bancorp
2860 West Bayshore Road
Palo Alto, CA 94303
(650) 813-8211
Fax (650) 494-9220
ssaunder@gbbk.com


Equal Housing Lender

Members FDIC and Federal Reserve System

GREATER BAY BANCORP 2001 ANNUAL REPORT



GREATER BAY BANCORP

AUDITED FINANCIAL STATEMENTS

AND

MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

SELECTED FINANCIAL INFORMATION

The following table represents the selected financial information at and for the five years ended December 31, 2001:

	2001	2000*	1999*	1998*	1997*
	(Dollars in thousands, except per share amounts)				
Statement of Operations Data					
Interest income	$ 507,241	$ 423,639	$ 298,634	$ 244,269	$ 202,367
Interest expense	186,232	158,050	106,509	87,395	69,869
Net interest income	321,009	265,589	192,125	156,874	132,498
Provision for loan losses	54,727	28,821	14,901	8,715	9,836
Net interest income after provision for loan losses	266,282	236,768	177,224	148,159	122,662
Other income	44,261	34,145	30,337	22,820	19,669
Nonrecurring—warrant income	581	12,986	14,508	945	1,162
Total other income	44,842	47,131	44,845	23,765	20,831
Operating expenses	175,591	139,544	121,328	103,491	90,613
Other expenses—nonrecurring	—	—	12,160	1,341	(1,700)
Total operating expenses	175,591	139,544	133,488	104,832	88,913
Income before income tax expense & merger and other related nonrecurring costs	135,533	144,355	88,581	67,092	54,580
Income tax expense	38,106	55,340	30,485	24,145	20,392
Income before merger and other related nonrecurring costs	97,427	89,015	58,096	42,947	34,188
Merger and other related nonrecurring costs, net of tax	(17,611)	(21,851)	(6,795)	(1,674)	(2,283)
Net income	$ 79,816	$ 67,164	$ 51,301	$ 41,273	$ 31,905
Per Share Data(1)					
Net income per share					
Basic	$ 1.61	$ 1.40	$ 1.15	$ 0.95	$ 0.75
Diluted	1.57	1.33	1.09	0.88	0.71
Income per share (before merger and nonrecurring items)(3)					
Basic	$ 1.96	$ 1.70	$ 1.20	$ 0.98	$ 0.77
Diluted	1.91	1.61	1.14	0.91	0.72
Cash dividends per share(2)	$ 0.43	$ 0.35	$ 0.24	$ 0.19	$ 0.15
Book value per common share	9.31	7.92	6.63	5.73	5.13
Shares outstanding at year end	49,831,682	48,748,713	46,174,308	43,876,750	42,510,962
Average common shares outstanding	49,498,000	47,899,000	44,599,000	43,664,000	42,403,000
Average common and common equivalent shares outstanding	50,940,000	50,519,000	47,078,000	46,741,000	45,205,000

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 of the Company's annual report on a pooling-of-interest basis.

(1) Restated to reflect 2-for-1 stock split effective as of April 30,1998 and the 2-for-1 stock split effective as of October 4, 2000.

(2) Includes only those dividends declared by Greater Bay, and excludes those dividends paid by Greater Bay's subsidiaries prior to the completion of their mergers with Greater Bay.

(3) In addition to the principal performance measures in accordance with generally accepted accounting principles, we are providing these supplemental pro forma performance measures to highlight the results of our core operations. We believe that these calculations, which are derived from data presented on the face of our consolidated financial statements, are useful for investors to provide comparability from period to period with regard to our core operations. These calculations are not intended to be a substitute for the principal performance measures in in accordance with generally accepted accounting principles.

	2001	2000*	1999*	1998*	1997*
	(Dollars in thousands, except per share amounts)				
Performance Ratios					
Return on average assets	1.18%	1.34%	1.33%	1.36%	1.33%
Return on average common shareholders' equity	17.77%	19.21%	18.92%	17.69%	15.67%
Return on average assets (before merger and nonrecurring items)(1)	1.44%	1.63%	1.39%	1.40%	1.36%
Return on average common shareholders' equity(before merger and nonrecurring items)(1)	21.61%	23.29%	19.78%	18.28%	16.06%
Net interest margin	5.07%	5.73%	5.41%	5.61%	5.94%
Balance Sheet Data—At Period End					
Assets	$7,877,054	$5,818,155	$4,304,811	$3,351,982	$2,691,870
Loans, net	4,370,977	3,973,329	2,813,329	2,070,607	1,646,180
Investment securities	2,970,630	1,091,064	863,590	754,035	574,081
Deposits	4,990,071	4,750,404	3,736,621	2,869,341	2,296,796
Borrowings	2,095,896	463,267	150,577	135,095	90,272
Trust Preferred Securities	218,000	99,500	49,000	49,000	20,000
Preferred stock of real estate investment trust subsidiaries of the Banks	15,000	—	—	—	—
Common shareholders' equity	463,684	385,948	306,114	251,436	218,229
Asset Quality Ratios					
Nonperforming assets** to total loans and other real estate owned	0.69%	0.32%	0.29%	0.29%	0.49%
Nonperforming assets** to total assets	0.39%	0.22%	0.19%	0.18%	0.31%
Allowance for loan losses to total loans	2.77%	2.24%	1.89%	1.82%	1.87%
Allowance for loan losses to non-performing assets	402.79%	702.37%	685.36%	764.44%	469.08%
Net charge-offs to average loans	0.59%	0.33%	0.07%	0.11%	0.18%
Regulatory Capital Ratios					
Leverage Ratio	8.01%	8.79%	8.32%	8.36%	8.96%
Tier 1 Capital	10.49%	9.57%	9.92%	10.86%	11.52%
Total Capital	12.79%	10.87%	11.23%	12.66%	12.87%

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 of the Company's annual report on a pooling-of-interest basis.

** Excludes accruing loans past due 90 days or more.

(1) In addition to the principal performance measures in accordance with generally accepted accounting principles, we are providing these supplemental pro forma performance measures to highlight the results of our core operations. We believe that these calculations, which are derived from data presented on the face of our consolidated financial statements, are useful for investors to provide comparability from period to period with regard to our core operations. These calculations are not intended to be a substitute for the principal performance measures in in accordance with generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Greater Bay Bancorp ("Greater Bay", on a parent-only basis, and "we" or "our", on a consolidated basis) is a bank holding company with 11 bank subsidiaries: Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Commercial Bank, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank, Peninsula Bank of Commerce, and San Jose National Bank.

We also conduct business through the following divisions: CAPCO, Greater Bay Bank Contra Costa Region, Greater Bay Bank Fremont Region, Greater Bay Bank Carmel, Greater Bay Bank Marin, Greater Bay Bank Santa Clara Valley Group, Greater Bay Bank SBA Lending Group, Greater Bay Corporate Finance Group, Greater Bay International Banking Division, Greater Bay Trust Company, Matsco, Pacific Business Funding and the Venture Banking Group.

We provide a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals. We operate throughout the San Francisco Bay Area including Silicon Valley, San Francisco and the San Francisco Peninsula, the East Bay, Santa Cruz, Marin, Monterey, and Sonoma Counties, with 45 offices located in Aptos, Blackhawk, Capitola, Carmel, Cupertino, Danville, Fremont, Hayward, Lafayette, Los Gatos, Millbrae, Milpitas, Palo Alto, Petaluma, Pleasanton, Point Reyes Station, Redwood City, San Francisco, San Jose, San Leandro, San Mateo, San Rafael, San Ramon, Santa Clara, Santa Cruz, Saratoga, Scotts Valley, Sunnyvale, Valley Ford, Walnut Creek and Watsonville.

We have participated in nine acquisitions during the three-year period ended December 31, 2001, as described in Note 2 of the Notes To Consolidated Financial Statements. With the exception of the acquisitions of The Matsco Companies, Inc. and CAPCO Financial Company, Inc. ("CAPCO") all of these acquisitions were accounted for as a pooling-of-interests and, accordingly, all of our financial information for the periods prior to the acquisitions has been restated as if the acquisitions had occurred at the beginning of the earliest period presented. The acquisitions with The Matsco Companies, Inc. and CAPCO were accounted for using the purchase accounting method and accordingly both divisions' results of operations have been included in the consolidated financial statements since the date of acquisition.

All outstanding and weighted average share amounts presented in this report have been restated to reflect the 2-for-1 stock splits effective as of April 30, 1998 and as of October 4, 2000.

The following discussion and analysis is intended to provide greater details of our results of operations and financial condition. The following discussion should be read in conjunction with the information under "Selected Financial Information" and our consolidated financial data included elsewhere in this document. Certain statements under this caption constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include but are not limited to economic conditions, competition in the geographic and business areas in which we conduct our operations, fluctuation in interest rates, credit quality and government regulation and other factors discuss in the annual report on Form 10-K for the year ended December 31, 2001 under "Item 1. Business—Factors That May Affect Future Results of Operations."

Results Of Operations

The following table summarizes income, income per share and key financial ratios for the periods indicated using two different measurements:

	Net income		
	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
	(Dollars in thousands, except per share amounts)		
Income	$79,816	$67,164	$51,301
Income per share:			
Basic	$ 1.61	$ 1.40	$ 1.15
Diluted	$ 1.57	$ 1.33	$ 1.09
Return on average assets	1.18%	1.34%	1.33%
Return on average shareholders' equity	17.77%	19.21%	18.92%

	Core earnings (income before nonrecurring warrant income, merger and other related nonrecurring costs, and other nonrecurring expenses)		
	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 1999
	(Dollars in thousands, except per share amounts)		
Income	$97,090	$81,439	$53,621
Income per share:			
Basic	$ 1.96	$ 1.70	$ 1.20
Diluted	$ 1.91	$ 1.61	$ 1.14
Return on average assets	1.44%	1.63%	1.39%
Return on average shareholders' equity	21.61%	23.29%	19.78%

Net income for 2001 increased 18.8% to $79.8 million, or $1.57 per diluted share, compared to net income of $67.2 million, or $1.33 per diluted share, for 2000. Results for 2001 included nonrecurring warrant income of $581,000 ($337,000, net of taxes) compared to $13.0 million ($7.6 million, net of taxes) during 2000. In addition, 2001 results included merger and other related nonrecurring costs of $29.2 million ($17.6 million, net of taxes) compared to $33.5 million ($21.9 million, net of taxes) in 2000.

Our core earnings for 2001 increased 19.2% to $97.1 million, or $1.91 per diluted share, compared to $81.4 million, or $1.61 per diluted share for 2000. Based on 2001 core earnings, our return on average shareholders' equity was 21.61% and return on average assets was 1.44%. During 2000, our core earnings resulted in a return on average shareholders' equity of 23.29% and a return on average assets of 1.63%.

The 19.2% increase in core earnings during 2001 as compared to 2000 was the result of significant growth in loans and investments. For 2001, net interest income increased 20.9% as compared to 2000. This increase was primarily due to a 36.4% increase in average interest-earning assets for 2001 as compared to 2000. The increases in loans, trust assets and deposits also contributed to the 8.5% increase in loan and international banking fees, service charges and other fees, and trust fees. Increases in operating expenses were required to service and support our growth. As a result, increases in revenue were partially offset for 2001 by a 25.8% increase in recurring operating expenses, as compared to 2000.

Net income for 2000 increased 30.9% to $67.2 million, or $1.33 per diluted share, compared to net income of $51.3 million, or $1.09 per diluted share, for 1999. Results for 2000 included nonrecurring warrant income of $13.0 million ($7.6 million, net of taxes) compared to $14.5 million ($8.4 million, net of taxes) during 1999. In addition, 2000 results included merger and other related nonrecurring costs of $33.5 million ($21.9 million, net of taxes) compared to $10.8 million ($6.8 million, net of taxes) in 1999.

Our core earnings for 2000 increased 51.9% to $81.4 million, or $1.61 per diluted share, compared to $53.6 million, or $1.14 per diluted share for 1999. Based on 2000 core earnings, our return on average shareholders' equity was 23.29% and return on average assets was 1.63%. During 1999, our core earnings resulted in a return on average shareholders' equity of 19.78% and a return on average assets of 1.39%.

The 51.9% increase in core earnings during 2000 as compared to 1999 was also the result of significant growth in loans and investments. For 2000, net interest income increased 38.2% as compared to 1999. This increase was primarily due to a 30.6% increase in average interest-earning assets for 2000 as compared to 1999. The increases in loans, trust assets and deposits also contributed to the 31.0% increase in loan and international banking fees, service charges and other fees, and trust fees. Increases in operating expenses were required to service and support our growth. As a result, increases in revenue were partially offset for 2000 by a 15.0% increase in recurring operating expenses, as compared to 1999.

Net Interest Income-Overview

During 2001 we continued to experience compression of our net interest margin. This was attributable primarily to the rapidly declining interest rate environment, our asset sensitive balance sheet, slowdown in loan and deposit growth, and to a lesser extent a shift in the mix of our interest earning assets and interest bearing liabilities. In response to those conditions, we changed our balance sheet mix and composition as we shifted the funding source of our specialty finance businesses from a core deposit base to a wholesale funding strategy. This funding shift corresponds with our original strategy for financing these niche specialty finance businesses. The impact of this change has allowed us to also restructure and increase the size of our investment securities portfolio by funding a substantial portion of it with the deposits which previously supported the specialty finance business units. The overall impact of this funding change has been threefold. First, it has increased the overall net interest income from operations, second it has allowed us to improve liquidity and reduce the duration of our investment portfolio and third it has slightly reduced our asset sensitive balance sheet. On a combined basis, this change has positioned us to slightly reduce our exposure to declining interest rates, while also effectively restructuring our balance sheet to take advantage of market interest rates when they move upward.

The following table highlights the change in composition of our balance sheet at December 31, 2001 and December 31, 2000:

Assets	December 31, 2001	December 31, 2000
Loans	57.1%	69.8%
Investment securities	37.7%	18.8%
Other assets	5.2%	11.4%
	100.0%	100.0%

Liabilities & Equity	December 31, 2001	December 31, 2000
Total deposits	63.3%	81.6%
Other borrowing	26.6%	8.0%
Other liabilities	4.2%	3.8%
Equity	5.9%	6.6%
	100.0%	100.0%

This change in balance sheet mix produced a reduction in our net interest margin and an increase in average earning assets. The net interest margin during 2001 was 5.07% with average interest earning assets of $6.3 billion. If we had not changed our balance sheet mix, our net interest margin would have been 5.40% with interest earning assets of $5.6 billion. The overall impact on our net interest income and interest rate risk profile has been positive. Without the change in balance sheet mix, our net interest income for 2001 would have been approximately $19.5 million lower.

Current modeling of our interest rate risk indicates that our net interest margin would contract approximately 10 to 15 basis points for every 25 basis point reduction in market interest rates. This relationship is estimated to be reasonable through an additional 25 basis point decline in market interest rates, assuming the mix and composition of our balance sheet remains similar.

The balance sheet restructuring has eased to some extent the downward pressure on our net interest margin, but it has not substantially reduced the upside if and when market interest rates begin an upward trend. For every 25 basis point increase in rates, we anticipate that our net interest margin would increase by approximately 10 to 12 basis points. Again, this assumes a similar mix in loans and deposits. However, in an improving economy, we believe that our clients' demand for loans should increase, thus having the effect of increasing the net interest margin at a more rapid pace. For further information regarding our interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Net Interest Income

Net interest income increased 20.9% to $321.0 million in 2001 from $265.6 million in 2000. This increase was primarily due to the $1.7 billion, or 36.4%, increase in average interest-earning assets which was partially offset by a 67 basis point decrease in our net yield on interest-earning assets. Net interest income increased 38.2% in 2000 from $192.1 million in 1999. This increase was primarily due to the $1.1 billion, or 30.6%, increase in average interest-earning assets and a 32 basis point increase in our net yield on interest-earning assets.

The following table presents, for the years indicated, our condensed average balance sheet information together with interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities. Average balances are average daily balances.

	Years ended December 31,								
	2001			2000			1999		
	Average balance(1)	Interest	Average yield / rate	Average balance(1)	Interest	Average yield / rate	Average balance(1)	Interest	Average yield / rate
	(Dollars in thousands)								
INTEREST-EARNING ASSETS:									
Fed funds sold	$ 91,139	$ 3,660	4.02%	$ 214,133	$ 13,080	6.11%	$ 225,357	$ 11,614	5.15%
Other short term securities	1,389	84	6.05%	44,841	2,978	6.64%	81,121	4,327	5.33%
Investment securities:									
Taxable	1,780,194	120,491	6.77%	871,627	62,250	7.14%	641,584	42,081	6.56%
Tax-exempt(2)	184,897	7,455	4.03%	185,879	9,632	5.18%	146,170	7,305	5.00%
Loans(3)	4,270,878	375,551	8.79%	3,321,682	335,699	10.11%	2,457,353	233,307	9.49%
Total interest-earning assets	6,328,497	507,241	8.02%	4,638,162	423,639	9.13%	3,551,585	298,634	8.41%
Noninterest-earning assets	418,216			372,575			299,193		
Total assets	$6,746,713	507,241		$5,010,737	423,639		$3,850,778	298,634	
INTEREST-BEARING LIABILITIES:									
Deposits:									
MMDA, NOW and Savings	$2,331,147	64,860	2.78%	$2,346,598	91,643	3.91%	$1,848,328	61,419	3.32%
Time deposits, over $100,000	697,806	31,277	4.48%	780,505	43,101	5.52%	561,754	26,669	4.75%
Other time deposits	814,808	36,517	4.48%	214,634	11,525	5.37%	215,600	10,500	4.87%
Total interest-bearing deposits	3,843,761	132,654	3.45%	3,341,737	146,269	4.38%	2,625,682	98,588	3.75%
Borrowings	1,225,036	53,577	4.37%	192,728	11,781	6.11%	143,033	7,921	5.54%
Total interest-bearing liabilities	5,068,797	186,231	3.67%	3,534,465	158,050	4.47%	2,768,715	106,509	3.85%
Noninterest-bearing deposits	976,666			965,131			717,178		
Other noninterest-bearing liabilities	109,906			79,529			44,754		
Trust Preferred Securities	142,093			81,913			49,000		
Shareholders' equity	449,251			349,699			271,131		
Total shareholders' equity and liabilities	$6,746,713	186,231		$5,010,737	158,050		$3,850,778	106,509	
Net interest income		$321,010			$265,589			$192,125	
Interest rate spread			4.34%			4.66%			4.56%
Contribution of interest free funds			0.73%			1.06%			0.85%
Net yield on interest-earnings assets(4)			5.07%			5.73%			5.41%

(1) Nonaccrual loans are excluded from the average balance and only collected interest on nonaccrual loans is included in the interest column.

(2) Tax equivalent yields earned on the tax exempt securities are 5.80%, 7.61% and 7.46% for the years ended December 31, 2001, 2000 and 1999, respectively, using the federal statutory rate of 35%.

(3) Loan fees amortization totaling $11.1 million, $10.2 million and $9.6 million are included in loan interest income for 2001, 2000 and 1999, respectively.

(4) Net yield on interest-earning assets during the period equals (a) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (b) average interest-earning assets for the period.

The most significant impact on our net interest income between periods is derived from the interaction of changes in the volume of and rate earned or paid on interest-earning assets and interest-bearing liabilities. The volume of interest-earning asset dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in the net interest income between periods. Changes in interest income and expense which are not attributable specifically to either volume or rate are allocated proportionately between both variances. Nonaccrual loans are excluded in average loans. The table below sets forth, for the years indicated, a summary of the changes in average asset and liability balances (volume) and changes in average interest rates (rate).

	Year ended December 31, 2001 compared with December 31, 2000 favorable / (unfavorable)			Year ended December 31, 2000 compared with December 31, 1999 favorable / (unfavorable)		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)					
INTEREST EARNED ON INTEREST-EARNING ASSETS						
Federal funds sold	$ (5,901)	$ (3,519)	$ (9,420)	$ (601)	$ 2,067	$ 1,466
Other short term investments	(2,650)	(244)	(2,894)	(2,241)	892	(1,349)
Investment securities:						
Taxable	61,658	(3,417)	58,241	16,163	4,006	20,169
Tax-exempt	(51)	(2,126)	(2,177)	2,049	278	2,327
Loans	87,361	(47,509)	39,852	86,532	15,860	102,392
Total interest income	140,418	(56,816)	83,602	101,902	23,103	125,005
INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES						
Deposits:						
MMDA, NOW and savings	600	26,183	26,783	(18,316)	(11,908)	(30,224)
Time deposits over $100,000	4,257	7,567	11,824	(11,579)	(4,853)	(16,432)
Other time deposits	(27,196)	2,204	(24,992)	47	(1,072)	(1,025)
Total interest-bearing deposits	(22,340)	35,955	13,615	(29,848)	(17,833)	(47,681)
Other borrowings	(46,054)	4,258	(41,796)	(2,972)	(888)	(3,860)
Total interest expense	(68,394)	40,213	(28,181)	(32,820)	(18,721)	(51,541)
Net increase (decrease) in net interest income	$ 72,025	$(16,604)	$ 55,421	$ 69,083	$ 4,381	$ 73,464

Interest income in 2001 increased 19.7% to $507.2 million from $423.6 million in 2000. This was primarily due to the significant increase in loans, and investment securities. Loans increased as a result of significant business development efforts by our relationship managers. Investment securities increased as a result of our wholesale funding strategy and the leveraging of our balance sheet. Average interest-earning assets increased $1.7 billion, or 36.4%, to $6.3 billion in 2001, compared to $4.6 billion in 2000. Average loans increased $1.0 billion, or 28.6%, to $4.3 billion in 2001 from $3.3 billion in 2000. Average investment securities, Federal funds sold and other short-term securities, increased 56.3% to $2.1 billion in 2001 from $1.3 billion in 2000. Loans represented approximately 67.5% of total interest-earning assets in 2001 compared to 71.6% in 2000.

The average yield on interest-earning assets decreased 111 basis points to 8.02% in 2001 from 9.13% in 2000 primarily reflecting the 475 basis points decline in the fed fund rate during the year. The average yield on loans decreased 132 basis points to 8.79% in 2001 from 10.11% in 2000.

Interest expense in 2001 increased 17.8% to $186.2 million from $158.1 million in 2000, reflecting greater volumes of interest-bearing liabilities. Average interest-bearing liabilities increased 43.4% to $5.1 billion in 2001 from $3.5 billion in 2000. The increase was due primarily to the increase in brokered institutional deposit accounts and short term borrowings.

During 2001, average noninterest-bearing deposits increased to $976.7 million from $965.1 million in 2000.

As a result of the foregoing, our interest rate spread decreased to 4.34% in 2001 from 4.66% in 2000, and the net yield on interest-earning assets decreased in 2001 to 5.07% from 5.73% in 2000.

Interest income increased 41.9% to $423.6 million in 2000 from $298.6 million in 1999, as a result of the increase in average interest-earning assets and an increase in the yields earned. Average interest-earning assets increased 30.6% to $4.6 billion in 2000 from $3.6 billion in 1999 principally as a result of increase in loans. The yield on the higher volume of average interest-earning assets increased 72 basis points to 9.13% in 2000 from 8.41% in 1999, primarily as a result of an increase in market interest rates.

Interest expense in 2000 increased 48.4% to $158.1 million from $106.5 million in 1999 primarily as a result of the increase in the volume of interest-bearing liabilities and in the rates paid on interest-bearing liabilities. Corresponding to the growth in average interest-earning assets, average interest-bearing liabilities increased 27.7% to $3.5 billion in 2000 from $2.8 billion in 1999.

As a result of the foregoing, our interest rate spread increased to 4.66% in 2000 from 4.56% in 1999 and the net yield on interest-earning assets increased to 5.73% in 2000 from 5.41% in 1999.

We incurred certain client service expenses with respect to our noninterest-bearing liabilities. These expenses include courier and armored car services, check supplies and other related items that are included in operating expenses. If these expenses had been included in interest expense, our net yield on interest-earning assets would have been as follows for each of the years presented.

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Average noninterest bearing demand deposits	$976,666	$965,131	$717,178
Client service expenses	2,965	2,694	3,811
Client service expenses, as a percentage of average noninterest bearing demand deposits	0.30 %	0.28 %	0.53 %
Impact On Net Yield On Interest-earning Assets:			
Net yield on interest-earning assets	5.07 %	5.73 %	5.41 %
Impact of client service expense	(0.04)%	(0.06)%	(0.11)%
Adjusted net yield on interest-earning assets	5.03 %	5.67 %	5.30 %

The impact on the net yield on interest-earning assets is determined by offsetting net interest income by the cost of client service expense, which reduces the yield on interest-earning assets. The cost for client service expense reflects our efforts to manage our interest expense.

Provision for Loan Losses

The provision for loan losses represents the current period credit cost associated with maintaining an appropriate allowance for credit losses. The loan loss provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in our market areas. Periodic fluctuations in the provision for loan losses result from management's assessment of the adequacy of the allowance for loan losses; however, actual loan losses may vary from current estimates.

Refer to the section "Financial Condition—Allowance for Loan Losses" for a description of our systematic methodology employed in determining an adequate allowance for loan losses.

The provision for loan losses in 2001 was $54.7 million, compared to $28.8 million in 2000 and $14.9 million in 1999. In addition, in connection with the acquisitions described in Note 2 of Notes to Consolidated Financial Statements, we made additional provisions for loan losses of $3.5 million in 2001, $8.1 million in 2000 and $2.7 million in 1999 to conform to our allowance methodology.

For further information on nonperforming and classified loans and the allowance for loan losses, see "Financial Condition—Nonperforming Assets" and "Financial Condition—Allowance for Loan Losses" herein.

Other Income

Total recurring other income increased to $44.3 million in 2001, compared to $34.1 million in 2000 and $30.3 million in 1999. The following table sets forth information by category of other income for the years indicated.

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Service charges and other fees	$10,602	$ 9,661	$ 8,975
Loan and international banking fees	8,856	8,162	4,275
Gain (loss) on investments, net	6,304	(521)	(46)
Trust fees	3,610	3,450	2,990
Gain on sale of loans	3,241	2,190	2,058
ATM network revenue	2,887	2,891	2,682
Other income	8,761	8,312	9,403
Total, recurring	44,261	34,145	30,337
Warrant income	581	12,986	14,508
Total	$44,842	$47,131	$44,845

The increase in recurring other income in 2001 as compared to 2000 resulted primarily from the $6.8 million increase in the gain on investments, a $1.1 million increase in gain on sale of loans, a $941,000 increase in service charges and other fees and a $694,000 increase in loan and international banking fees. The increases in service charges and other fees and loan and international banking fees were a result of growth in our loan portfolio and fee based deposit products and services.

During 2001, we consolidated the investment portfolios of our subsidiary banks (see "—Financial Condition—Investment Securities" below for further details). Primarily as a result of investment sales resulting from this program, we recognized gains on sale of investments, net, of $6.3 million during 2001, as compared to a loss of $521,000 during 2000.

During 2001, we recorded a $3.2 million gain on sale of loans, compared to $2.2 million for 2000. $1.2 million of the gains for 2001 relates to the sale of $15.0 million of Matsco's loan production. We made no such sales during 2000. We anticipate selling approximately 20% to 40% of Matsco's loan production in the future. During the first half of 2001, the sale of investment securities allowed us to postpone the sale of Matsco loans. With the slowing of investment securities sales during the second half of 2001, we sold $15.0 million of Matsco's loan production in September 2001. The remainder of the gain on sales of loans relates to the sale of SBA loans during 2001 and 2000. The gain on sale of SBA loans decreased slightly from $2.2 million during 2000 to $2.0 million during 2001 as we elected to retain a higher portion of our SBA production.

Other income for 2001 includes $636,000 in income recognized on derivative instruments in accordance with SFAS No. 133. These derivative instruments had previously been treated as interest rate hedges and the unrealized gains and losses on those instruments had been included in other comprehensive income. Other income in 2000 includes $2.1 million in appreciation recognized on the conversion of equity securities received in the settlement of a loan into a publicly traded equity security.

The increase in recurring other income in 2000 as compared to 1999 was a result of $3.9 million increase in loan and international banking fees, a $686,000 increase in service charges and other fees, and a $460,000 increase in trust fees. These increases reflected significant growth in loans, deposits, and trust assets. This increase was offset in part by the loss on investment securities and the decline in other income offset.

Warrant income in 2001, 2000 and 1999 included income of $581,000, $13.0 million and $14.5 million net of related employee incentives of $249,000, $4.5 million and $7.3 million, respectively. At December 31, 2001, we held approximately 112 warrant positions. We occasionally receive warrants to acquire common stock from companies that are in the start-up or development phase. The timing and amount of income derived from the exercise and sale of client warrants typically depend upon factors beyond our control, and cannot be predicted with any degree of accuracy and are likely to vary materially from period to period.

Operating Expenses

The following table sets forth the major components of operating expenses for the years indicated.

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Compensation and benefits	$ 89,699	$ 73,966	$ 65,668
Occupancy and equipment	27,756	23,192	18,999
Dividends paid on Trust Preferred Securities	13,724	7,842	4,201
Legal and other professional fees	7,839	5,345	4,072
Client service expenses	2,965	2,694	3,811
FDIC insurance and regulatory assessments	1,762	1,472	807
Expenses on other real estate owned	—	56	(34)
Other	31,846	24,977	23,805
Total operating expenses excluding nonrecurring costs	175,591	139,544	121,329
Contribution to the Greater Bay Bancorp Foundation and related expenses	—	—	12,160
Mergers and other related nonrecurring costs	29,249	33,526	10,818
Total operating expenses	$204,840	$173,070	$144,307
Efficiency ratio	55.99%	55.34%	60.90%
Efficiency ratio (before merger and other nonrecurring costs)	48.07%	46.56%	54.54%
Efficiency ratio excluding dividends paid on Trust Preferred Securities (before merger and other nonrecurring costs)	44.31%	43.94%	52.65%
Total operating expenses to average assets	3.04%	3.45%	3.75%
Total operating expenses to average assets (before merger and other nonrecurring cost)	2.60%	2.78%	3.15%
Total operating expenses to average assets excluding dividends paid on Trust Preferred Securities (before merger and other nonrecurring cost)	2.40%	2.63%	3.04%

Operating expenses totaled $204.8 million for 2001, compared to $173.1 million for 2000 and $144.1 million for 1999. The ratio of operating expenses to average assets was 3.04% in 2001, 3.45% in 2000, and 3.75% in 1999. Total operating expenses include merger and other related nonrecurring costs and contributions to the Foundation and related expenses.

The efficiency ratio is computed by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. Our efficiency ratio for 2001 was 55.99%, compared to 55.34% in 2000 and 60.90% in 1999. Our efficiency ratio before merger, nonrecurring and extraordinary items for 2001 was 48.07%, compared to 46.56% in 2000 and 54.54% in 1999.

As indicated by the general trend of our efficiency ratios over the last several years, we have been able to achieve increasing economies of scale. In 2001, average assets increased 34.6% from 2000, while operating expenses, excluding merger, and other nonrecurring items, increased only 25.8%. From 1999 to 2000, average assets increased 30.1%, while operating expenses, excluding merger and nonrecurring costs increased only 15.0%.

Compensation and benefits expenses increased in 2001 to $89.7 million, compared to $74.0 million in 2000 and $65.7 million in 1999. This increase is due primarily to the additions in personnel made in 2001 and 2000 to accommodate our growth. The additions of Matsco and CAPCO in our results were also a contributing factor to the increase in 2001 as compared to 2000 and 1999.

Trust Preferred Securities expense was $13.7 million for 2001, compared to $7.8 million for 2000 and $4.2 million for 1999. This increase reflects the sale of $118.5 million in Trust Preferred Securities in 2001 and $50.5 million in Trust Preferred Securities in 2000. A significant portion of the increase in the efficiency ratio in 2001 as compared to 2000 was a result of the issuance of Trust Preferred Securities during 2000 and 2001. The Trust Preferred Securities expense primarily represents a cost of capital, as opposed to the remainder of the expenses which represent traditional operating expense. On a recurring basis, our efficiency ratio increased 1.51% in 2001 as compared to 2000. Excluding the increase in dividends paid on Trust Preferred Securities our recurring efficiency ratio increased only 0.37%.

Merger and other related nonrecurring costs include the direct expense related to merger transactions completed and are comprised of financial advisory and professional fees, charges to conform accounting practices and other costs, including expenses related to employee severance, retention and the vesting of certain benefit plans. See Note 14 to the Consolidated Financial Statements for more detail.

During 2001, legal and other professional fees increased to $7.8 million, compared to $5.3 million in 2000 and $4.1 million for 1999. This increase relates to our growth and the initiation of consulting projects designed to improve efficiency and risk management in our enterprise.

During 1998, Greater Bay established the Greater Bay Bancorp Foundation ("the Foundation"). The Foundation was formed to provide a vehicle through which its officers and directors can provide support to the communities in which we do business. The Foundation focuses its support on initiatives related to education, health and economic growth. To support the Foundation, we contributed appreciated securities which had an unrealized gain of $7.8 million in 1999. We recorded expenses of $12.2 million in 1999 in connection with our GBB Foundation donations which is included in operating expenses.

Our goodwill amortization was $1.3 million in 2001, $0 in 2000 and $0 in 1999. Our diluted earnings per share, excluding goodwill amortization, was $1.58 for 2001, $1.33 in 2000 and $1.09 in 1999.

Income Taxes

Our effective income tax rate for 2001 was 24.9%, compared to 39.4% in 2000 and 34.0% in 1999. The effective rates were lower than the statutory rate of 42% due to state enterprise zone tax credits and tax-exempt income on municipal securities. The reductions were partially offset by the impact of nondeductible merger and other related nonrecurring costs. In 2001, we formed CNB Investment Trust II, which qualifies as a real estate investment trust under the IRS tax code and issued $15.0 million of the real estate investment trust's preferred stock to raise capital. The sale of the preferred stock resulted in a one-time $34.0 million loss for tax purposes and a corresponding $11.4 million permanent reduction in 2001 income tax expense.

FINANCIAL CONDITION

Total assets increased 35.4% to $7.9 billion at December 31, 2001, compared to $5.8 billion at December 31, 2000. Total assets increased 35.2% in 2000 from $4.3 billion at December 31, 1999. The increase in 2001 was primarily due to increases in the investment securities portfolio and to a lesser degree, the loan portfolio which was funded by brokered institutional deposits and short term borrowings. The increase in 2000 was primarily due to increases in our loan portfolios funded by growth in deposits.

Investment Securities

Investment securities increased 272.3% to $3.0 billion at December 31, 2001 compared to $1.1 billion at December 31, 2000. A substantial portion of this increase reflects the shift to wholesale funding sources for our specialty finance divisions that allowed us to increase our investment portfolio by funding it with deposits which previously supported our specialty finance unit and increased leverage of our balance sheet. For further information see "Net Interest Income—Overview" above.

During 2001, we transferred our entire portfolio of held to maturity debt securities to the available for sale category. The amortized cost of these securities at the time of transfer was $345.8 million and the securities had an unrealized gain of $11.0 million ($6.4 million, net of taxes) at the time of the transfer. Although our intention to hold a majority of our debt securities to maturity has not changed, the transfer was made to increase our flexibility in responding to future economic changes and to increase efficiency in managing our investment portfolio. Subsequent to the transfer, we sold securities which had been classified as held to maturity at December 31, 2000 with an amortized cost of $43.2 million for a gain of $2.4 million.

During 2001, we also consolidated our subsidiary banks' investment portfolios, and therefore liquidated a number of our smaller investment positions. We anticipate that this consolidation will improve our operating efficiencies and the overall yield in our portfolio as our average block sizes increase. During 2001, we sold securities with an amortized cost of $262.9 million for a recognized gain of $6.3 million. Sales included securities previously classified as held to maturity with an amortized cost of $43.2 million for a gain of $2.4 million. In total, these sales resulted in an insignificant reduction in the yield on our investment portfolio despite the declining interest rate environment. We anticipate making further investment securities sales under this program in subsequent quarters. The average life of the portfolio has declined from approximately 7 to approximately 3 ½ years. We shortened the duration of the investment portfolio to provide additional funding for loan growth.

At December 31, 2001, $2.6 billion, or 89.8% of our total investment securities were invested in mortgage and asset backed securities, as compared to $546,000, or 50.0% of the entire portfolio at December 31, 2000. Although the ultimate maturity of these securities is as long as 30 years into the future, due to periodic principal payments and anticipated prepayments, management estimates that the average remaining life of the these securities is approximately 3 ½ years.

Our investment portfolio is managed to meet our liquidity needs through proceeds from scheduled maturities and is utilized for pledging requirements for deposits of state and local subdivisions, securities sold under repurchase agreements, and Federal Home Loan Bank ("FHLB") advances. The portfolio is comprised of U.S. Treasury securities, U.S. government agency securities, mortgage-backed securities, obligations of states and political subdivisions, corporate debt instruments and a modest amount of equity securities, including Federal Reserve Bank stock and FHLB stock. We do not include Federal Funds sold and certain other short-term securities as investment securities. These other investments are included in cash and cash equivalents. Investment securities classified as available for sale are recorded at fair value, while investment securities classified as held to maturity are recorded at cost. Unrealized gains or losses on available for sale securities, net of the deferred tax effect, are reported as increases or decreases in shareholders' equity.

For the amortized cost and estimated fair value of the investment securities, the maturity of investment securities by security type and additional information concerning the investments portfolio, see Note 3 of Notes to Consolidated Financial Statements.

Loans

Total gross loans increased 10.1% to $4.5 billion at December 31, 2001, compared to $4.1 billion at December 31, 2000. Total gross loans increased 41.6% in 2000 from $2.9 billion at year-end 1999. For 2002, we target a loan growth rate of approximately 10%.

Our loan portfolio is concentrated in commercial (primarily manufacturing, service and technology) and real estate lending, with the balance in leases and consumer loans. While no specific industry concentration is considered significant, our lending operations are located in a market area that is dependent on the technology and real estate industries and supporting service companies. Thus, a downturn in these sectors of the economy could adversely impact our borrowers. This could, in turn, reduce the demand for loans and adversely impact the borrowers' abilities to repay their loans, while also decreasing our net interest margin.

Although gross loans increased during 2001, we continue to see a change in our corporate borrowers' usage of their lines of credit and a slowing in the commercial construction market, as builders postpone or delay projects that have been in process for several months. We continue to take a conservative posture related to credit underwriting, which we believe is a prudent course of action, especially during slowing economic times. We believe it is in the best interest of Greater Bay Bancorp and its shareholders to focus attention on our quality client relationships and avoid growth on the fringe during these uncertain times. Both of these factors have combined to cause a slowing in the growth of our loan portfolio.

While the short-term outlook for loan growth has slowed from late 2000 and early 2001, we are optimistic about the future, as we have continued to invest in new businesses that we believe will bring excellent opportunities for growth and expansion. Our acquisitions of Matsco, a dental equipment lease financing company, at the end of 2000 and CAPCO, an asset-based financing and factoring company, at the end of the first quarter of 2001, are showing excellent growth opportunities as we fully integrate them into the our organization. Our new office in Carmel is now operational and will focus on large depositors, lending and cash management. In addition, the four banks that joined us in 2000 are now fully integrated, both operationally and culturally into our organization.

The following table presents the composition of our loan portfolio at the dates indicated.

	As of December 31,									
	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Commercial	$1,909,056	43.7%	$1,807,117	45.5%	$1,130,635	40.2%	$ 817,934	39.5%	$ 709,933	43.1%
Term Real Estate—Commercial	1,407,300	32.2	1,096,576	27.6	883,749	31.4	665,595	32.1	491,322	29.8
Total Commercial	3,316,356	75.9	2,903,693	73.1	2,014,384	71.6	1,483,529	71.6	1,201,255	72.9
Real estate construction and land	744,127	17.0	753,936	19.0	531,529	18.9	356,931	17.2	239,925	14.6
Real estate other	246,117	5.6	187,173	4.7	156,284	5.6	121,480	5.9	91,283	5.5
Consumer and other	204,483	4.7	234,721	5.9	179,705	6.4	160,126	7.7	157,520	9.6
Total loans, gross	4,511,083	103.2	4,079,523	102.7	2,881,902	102.5	2,122,066	102.4	1,689,983	102.6
Deferred fees and discounts, net	(15,362)	(0.4)	(14,787)	(0.4)	(14,114)	(0.5)	(12,870)	(0.6)	(12,126)	(0.7)
Total loans, net of deferred fees	4,495,721	102.8	4,064,736	102.3	2,867,788	102.0	2,109,196	101.8	1,677,857	101.9
Allowance for loan losses	(124,744)	(2.8)	(91,407)	(2.3)	(54,459)	(2.0)	(38,589)	(1.8)	(31,677)	(1.9)
Total loans, net	$4,370,977	100.0%	$3,973,329	100.0%	$2,813,329	100.0%	$2,070,607	100.0%	$1,646,180	100.0%

The following table presents the maturity distribution of our commercial, real estate construction and land, term real estate—commercial and real estate other portfolios and the sensitivity of such loans to changes in interest rates at December 31, 2001.

	Commercial	Term real estate—commercial	Real estate construction and land	Real estate other
	(Dollars in thousands)			
Loans maturing in:				
One year or less:				
Fixed rate	$ 100,968	$ 1,788	$ 16,195	$ 15,693
Variable rate	129,742	15,606	118,987	3,049
One to five years:				
Fixed rate	389,685	192,403	72,661	14,346
Variable rate	620,143	198,505	504,619	45,098
After five years:				
Fixed rate	399,044	496,686	7,982	14,996
Variable rate	269,474	502,312	23,683	152,935
Total	$1,909,056	$1,407,300	$744,127	$246,117

Nonperforming Assets

Management generally places loans on nonaccrual status when they become 90 days past due, unless they are well secured and in the process of collection. When a loan is placed on nonaccrual status, any interest previously accrued and not collected is generally reversed from income. Loans are charged off when management determines that collection has become unlikely. Restructured loans are those where the Banks have granted a concession on the interest paid or original repayment terms due to financial difficulties of the borrower. Other real estate owned ("OREO") consists of real property acquired through foreclosure on the related collateral underlying defaulted loans.

The following table sets forth information regarding nonperforming assets at the dates indicated.

	As of December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonperforming loans:					
Nonaccrual loans	$30,970	$13,014	$7,139	$4,208	$5,157
Restructured loans	—	—	807	840	1,596
Total nonperforming loans	30,970	13,014	7,946	5,048	6,753
OREO	—	—	271	966	1,541
Total nonperforming assets	$30,970	$13,014	$8,217	$6,014	$8,294
Accruing loans past due 90 days or more	$ 5,073	$ 4,463	$ 908	$ 244	$ 274
Nonperforming assets to total loans and OREO	0.69%	0.32%	0.29%	0.29%	0.49%
Nonperforming assets to total assets	0.39%	0.22%	0.19%	0.18%	0.31%
Nonperforming assets and accruing loans past due 90 days or more to total loans and OREO	0.80%	0.43%	0.32%	0.30%	0.51%
Nonperforming assets and accruing loans past due 90 days or more to total assets	0.46%	0.30%	0.21%	0.19%	0.32%

At December 31, 2001, 2000, and 1999, we had $31.0 million, $13.0 million, and $8.2 million in nonperforming loans, respectively. Our ratio of nonperforming assets to total assets at December 31, 2001 was 0.39%, as compared to 0.22% at December 31, 2000 and 0.19% at December 31, 1999. Our ratios compare favorably to the industry average ratio of nonperforming assets to total assets of 0.85% at September 30, 2001, which represents the most recently available data.

At December 31, 2001, $13.7 million of the nonperforming loans were syndicated loan transactions. These loans are being aggressively managed. We have not participated in any similar other syndicated loan transactions since January 2000. An additional $6.7 million of the nonperforming loans are venture banking credits. The allowance for loan losses attributable to the entire nonperforming loan portfolio is approximately $16.5 million.

The balance of loans past due 90 days or more and accruing increased to $5.1 million at December 31, 2001, compared to $4.5 million at December 31, 2000. In addition to the loans disclosed above as nonaccrual or restructured, management has also identified approximately $12.3 million in loans that, on the basis of information known to us, were judged to have a higher than normal risk of becoming nonperforming. Management cannot, however, predict the extent to which economic conditions may worsen or other factors may impact our borrowers and our loan portfolio. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, become restructured loans, or other real estate owned in the future.

Certain financial institutions have elected to use Special Purpose Vehicles ("SPV") to dispose of problem assets. A SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent company goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired, and nonperforming assets. We do not use those vehicles, or any other structures, to dispose of problem assets.

Allowance For Loan Losses

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of known and inherit risk in our loan portfolio. The allowance is increased by provisions charged against current earnings and reduced by net charge-offs. Loans are charged off when they are deemed to be uncollectable; recoveries are generally recorded only when cash payments are received.

The following table sets forth information concerning our allowance for loan losses at the dates and for the years indicated.

	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Period end loans outstanding	$4,511,083	$4,079,523	$2,881,902	$2,122,066	$1,689,983
Average loans outstanding	$4,288,751	$3,330,147	$2,463,215	$1,821,553	$1,505,065
Allowance for loan losses:					
Balance at beginning of period	$ 91,407	$ 54,459	$ 38,589	$ 31,677	$ 23,205
Allowance of entities acquired through acquisitions accounted for under purchase method of accounting	320	10,927	—	—	—
Charge-offs:					
Commercial	(27,243)	(11,747)	(3,006)	(2,389)	(2,466)
Term real estate—commercial	—	—	(16)	(51)	(59)
Total commercial	(27,243)	(11,747)	(3,022)	(2,440)	(2,525)
Real estate construction and land	—	(376)	—	(7)	(276)
Real estate other	—	—	—	—	(13)
Consumer and other	(492)	(371)	(536)	(462)	(428)
Total charge-offs	(27,735)	(12,494)	(3,558)	(2,909)	(3,242)
Recoveries:					
Commercial	2,383	946	1,337	757	410
Term real estate—commercial	—	—	5	11	10
Total commercial	2,383	946	1,342	768	420
Real estate construction and land	—	379	11	—	6
Real estate other	—	—	7	—	—
Consumer and other	142	291	423	155	101
Total recoveries	2,525	1,616	1,783	923	527
Net charge-offs	(25,210)	(10,878)	(1,775)	(1,986)	(2,715)
Provision charged to income(1)	58,227	36,899	17,645	8,898	11,187
Balance at end of period	$ 124,744	$ 91,407	$ 54,459	$ 38,589	$ 31,677
Net charge-offs to average loans outstanding during the period	0.59%	0.33%	0.07%	0.11%	0.18%
Allowance as a percentage of average loans outstanding	2.91%	2.74%	2.21%	2.12%	2.10%
Allowance as a percentage of period end loans outstanding	2.77%	2.24%	1.89%	1.82%	1.87%
Allowance as a percentage of non-performing loans	402.79%	702.37%	685.36%	764.44%	469.08%

(1) Includes $3.5 million, $8.1 million, $2.7 million, $183,000, and $1.4 million in 2001, 2000, 1999, 1998, and 1997, respectively, to conform to our allowance methodologies which are included in mergers and related nonrecurring costs.

We employ a systematic methodology for determining its allowance for loan losses, that includes a monthly review process and monthly adjustment of the allowance. Our process includes a periodic loan by loan review for loans that are individually evaluated for impairment as well as detailed reviews of other loans (either individually or in pools). This includes an assessment of known problem loans, potential problem loans, and other loans that exhibit indicators of deterioration.

Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan losses that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements and borrowers' sensitivity to quantifiable external factors including commodity and finished goods prices as well as acts of nature (earthquakes, fires, etc.) that occur in a particular period.

Qualitative factors include the general economic environment in our markets and, in particular, the state of the technology industries based in the Silicon Valley and other key industries in the San Francisco Bay Area. Size and complexity of individual credits in relation to lending officers' background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodology.

Our methodology is, and has been, consistently followed. However, as we add new products, increase in complexity, and expand our geographic coverage, we will enhance our methodology to keep pace with the size and complexity of the loan portfolio. In this regard, we have periodically engaged outside firms to independently assess our methodology, and on an ongoing basis we engages outside firms to perform independent credit reviews of our loan portfolio. Management believes that our systematic methodology continues to be appropriate given our size and level of complexity.

While this methodology utilizes historical and other objective information, the establishment of the allowance for loan losses and the classification of loans, is to some extent, based on management's judgment and experience. Management believes that the allowance for loan losses is adequate as of December 31, 2001 to cover known and inherent risks in the loan portfolio. However, future changes in circumstances, economic conditions or other factors could cause management to increase or decrease the allowance for loan losses as necessary.

The following table provides a summary of the allocation of the allowance for loan losses for specific loan categories at the dates indicated. The allocation presented should not be interpreted as an indication that charges to the allowance for loan losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for charge-offs that may occur within these categories. The unallocated portion of the allowance for loan losses and the total allowance is applicable to the entire loan portfolio.

	As of December 31,									
	2001		2000		1999		1998		1997	
	Amount	% of Category to Gross Loans	Amount	% of Category to Gross Loans	Amount	% of Category to Gross Loans	Amount	% of Category to Gross Loans	Amount	% of Category to Gross Loans
	(Dollars in thousands)									
Commercial	$ 66,246	42.32%	$37,896	44.30%	$20,454	39.23%	$15,758	38.54%	$12,226	42.01%
Term real estate—commercial	19,872	31.20%	15,844	26.88%	8,821	30.67%	4,631	31.37%	3,908	29.07%
Total commercial	86,118	73.52%	53,740	71.18%	29,275	69.90%	20,389	69.91%	16,134	71.08%
Real estate construction and land	9,904	16.50%	10,935	18.48%	5,590	18.44%	4,047	16.82%	2,536	14.20%
Real estate other	6,010	5.46%	1,866	4.59%	2,239	5.42%	1,639	5.72%	1,357	5.40%
Consumer and other	2,238	4.53%	5,732	5.75%	4,214	6.24%	3,056	7.55%	2,173	9.32%
Total allocated	104,270		72,273		41,318		29,131		22,200	
Unallocated	20,474		19,134		13,141		9,458		9,477	
Total	$124,744	100.00%	$91,407	100.00%	$54,459	100.00%	$38,589	100.00%	$31,677	100.00%

At December 31, 2001, the allowance for loan losses was $124.7 million, consisting of a $104.3 million allocated allowance and a $20.5 million unallocated allowance. The unallocated allowance recognizes the model and estimation risk associated with the allocated allowances, and management's evaluation of various conditions, the effects of which are not directly measured in determining the allocated allowance. The evaluation of the inherent loss regarding these conditions involves a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following at the balance sheet date:

- The current business cycle and existing general economic and business conditions affecting our key lending areas; economic and business conditions affecting our key lending portfolios;
- Seasoning of the loan portfolio, growth in loan volumes and changes in loan terms; and
- The results of bank regulatory examinations.

During the fourth quarter of 2001, we continued to review all significant areas of our credit portfolio and while there continues to be pressure on the Bay Area's real estate economy, we are not seeing systemic deterioration in our real estate portfolio. The majority of our fourth quarter 2001 charge-offs were related to our syndicated credit and venture banking loan portfolios, which we continue to monitor closely. While we continue to effectively manage the credit risk in these two portfolios, we felt it prudent to increase our loan loss provision by approximately $21.0 million ($12.0 million net of tax) and allocate the majority of the increase to these business areas. Should the economy recover and the credit outlook for these businesses improve, we would adjust our allowance for loan losses to recognize the changing economic environment.

Deposits

We emphasize developing total client relationships in order to increase our core deposit base. Deposits reached $5.0 billion at December 31, 2001, an increase of 5.0% compared to deposits of $4.8 billion at December 31, 2000. In 2001, due to economic pressures on our clients' cash reserves, we saw a decline in our core deposits. To counter this trend, we increased our use of brokered deposit during 2001. In 2000, deposits increased 27.1% from $3.7 billion at December 31, 1999. During 2001, the increase in deposits was primarily due to the continued marketing efforts directed at commercial business clients in our market areas. While we continue to anticipate deposit growth, we do not expect the growth rate experienced during the year 2000 and 1999 to continue. For 2002, we target a deposit growth rate of 5% to 10%.

In this economic environment, we believe our clients are more likely to utilize deposits and cash-on-hand rather than other funding sources. This is particularly evidenced in our venture banking unit, as our business clients focus more on managing current operations rather than business expansion, which has resulted in a reduction in their borrowing needs. The economic slowdown has also impacted our Trust unit as the general market conditions have reduced investments in our money market accounts.

Our noninterest-bearing demand deposit accounts decreased 15.9% to $954.0 million at December 31, 2001, compared to $1.1 billion a year earlier.

Money market deposit accounts ("MMDA"), negotiable order of withdrawal accounts ("NOW") and savings accounts were $2.3 billion at year-end 2001, a decrease of 2.9% from $2.3 billion at December 31, 2000. MMDA, NOW and savings accounts were 45.7% of total deposits at December 31, 2001, as compared to 49.4% at December 31, 2000.

Time certificates of deposit totaled $1.8 billion, or 35.2% of total deposits, at December 31, 2001, compared to $1.3 billion, or 26.7% of total deposits, at December 31, 2000.

As of December 31, 2001 and 2000, we had $686.6 million and $161.6 million, respectively in brokered deposits outstanding.

Borrowings

Borrowings as of December 31, 2001 and 2000 was $2.1 billion and $463.3 million respectively. At December 31, 2001 borrowings consisted of securities sold under agreements to repurchase, FHLB advances, advances under credit lines, and other notes payable. The growth in the borrowing during 2001 was a result of our loan growth exceeding deposit gathering activities and the wholesale funding strategy. Note 11 of Notes to Consolidated Financial Statements provides the amounts outstanding, the short and long term classification, borrowings outstanding during the year and the general terms of these borrowings.

Liquidity and Cash Flow

The objective of our liquidity management is to maintain each Bank's ability to meet the day-to-day cash flow requirements of our clients who either wish to withdraw funds or require funds to meet their credit needs. We must manage its liquidity position to allow the Banks to meet the needs of their clients while maintaining an appropriate balance between assets and liabilities to meet the return on investment expectations of our shareholders. We monitor the sources and uses of funds on a daily basis to maintain an acceptable liquidity position. In addition to liquidity from core deposits and repayments and maturities of loans and investments, the Banks can utilize brokered deposit lines, sell securities under agreements to repurchase, obtain FHLB advances or purchase overnight Federal Funds.

Greater Bay is a company separate and apart from the Banks. It must provide for its own liquidity and therefore meet its debt service obligations and fund its operations. Substantially all of Greater Bay's revenues are obtained from management fees, interest received on its investments and dividends declared and paid by the Banks and their subsidiaries. There are statutory and regulatory provisions that could limit the ability of the Banks to pay dividends to Greater Bay. At December 31, 2001, the Banks had approximately $106.5 million in the aggregate available to be paid as dividends to Greater Bay. Management of Greater Bay believes that such restrictions will not have an impact on the ability of Greater Bay to meet its ongoing cash obligations. At December 31, 2001, Greater Bay had existing credit facilities under which it may borrow up to $75.0 million. As of December 31, 2001, Greater Bay did not have any material commitments for capital expenditures. On December 18, 2001, Greater Bay signed a definitive merger agreement with ABD. Under this agreement, Greater Bay will issue convertible preferred stock and cash of approximately $57.5 million upon completion of the merger. Greater Bay has the ability to fund the acquisition of ABD using cash on hand and existing or replacement lines of credit.

Net cash provided by operating activities, consisting primarily of net income, totaled $128.6 million for 2001, $120.7 million for 2000 and $65.2 million for 1999. Cash used for investing activities totaled $2.4 billion in 2001, $1.5 billion in 2000 and $910.6 million in 1999. The funds used for investing activities primarily represent increases in loans and investment securities for each year reported.

For the year ended December 31, 2001, net cash provided by financing activities was $2.0 billion, compared to $1.4 billion in 2000 and $890.6 million in 1999. Historically, our primary financing activity has been through deposits. In 2001, 2000 and 1999, deposit gathering activities generated cash of $240.0 million, $1.1 billion and $867.5 million, respectively. This represents a total of 12.1%, 70.3% and 97.3% of the financing cash flows for 2001, 2000 and 1999, respectively. The 2001 increase in financing activities other than deposits are a result of our loan growth exceeding deposit gathering activities and the wholesale funding strategy which combined to result in a $1.6 billion increase in borrowings and the issuance of Trust Preferred Securities of $118.5 million in 2001. (see "—Capital Resources", below).

Capital Resources

Shareholders' equity at December 31, 2001 increased to $463.7 million from $385.9 million at December 31, 2000 and from $306.1 million at December 31, 1999. Greater Bay paid dividends of $0.43, $0.35 and $0.24 per share in December 31, 2001, 2000 and 1999, respectively, excluding dividends paid by subsidiaries prior to the completion of their mergers.

In 2001 and 2000, Greater Bay completed Trust Preferred Securities offerings in the aggregate amounts of $118.5 million and $50.5 million, respectively, to enhance our regulatory capital base and to add liquidity. Under applicable regulatory guidelines, the Trust Preferred Securities qualify as Tier I capital up to a maximum of 25% of Tier I capital. Any additional portion of Trust Preferred Securities would qualify as Tier 2 capital. As of December 31, 2001, $158.2 million of the total Trust Preferred Securities qualify as Tier I Capital and $59.8 million of the Trust Preferred Securities qualify as Tier II Capital.

During 2001, we formed and funded CNB Investment Trust I ("CNBIT I") and CNB Investment Trust II ("CNBIT II"), both of which are Maryland real estate investment trusts. CNBIT I and CNBIT II provides Cupertino National Bank with flexibility in raising capital. During 2001, Cupertino National Bank sold 15,000 shares of the 12% Series B Preferred Stock of CNBIT II for $15.0 million (See Note 10 of the Consolidated Financial Statements for further information regarding this transaction).

On March 23, 2000, Greater Bay completed a private offering of 648,648 shares of common stock to institutional investors. Proceeds from the offering were $12,000,000 less placement agent's fees of $514,000. On December 22, 1999, Greater Bay completed a private offering of 1,070,000 shares of common stock to institutional investors. Proceeds from the offering were $19,795,000 less placement agent's fees of $834,000. Greater Bay used the net proceeds from both offerings for general corporate purposes.

A banking organization's total qualifying capital includes two components: core capital (Tier 1 capital) and supplementary capital (Tier 2 capital). Core capital, which must comprise at least half of total capital, includes common shareholders' equity, qualifying perpetual preferred stock, trust preferred securities and minority interests, less goodwill. Supplementary capital includes the allowance for loan losses (subject to certain limitations), other perpetual preferred stock, trust preferred securities, certain other capital instruments and term subordinated debt. Our major capital components are shareholders' equity and Trust Preferred Securities in core capital, and the allowance for loan losses in supplementary capital.

At December 31, 2001, the minimum risk-based capital requirements to be considered adequately capitalized were 4.0% for core capital and 8.0% for total capital. Federal banking regulators have also adopted leverage capital guidelines to supplement risk-based measures. The leverage ratio is determined by dividing Tier 1 capital as defined under the risk-based guidelines by average total assets (not risk-adjusted) for the preceding quarter. The minimum leverage ratio is 3.0%, although most banking organizations are expected to exceed that amount by 1.0% or more, depending on their circumstances.

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, the Federal Reserve, the Office of the Comptroller of the Currency and the FDIC have adopted regulations setting forth a five-tier system for measuring the capital adequacy of the financial institutions they supervise. Our capital levels at December 31, 2001 and the two highest levels recognized under these regulations are as follows:

	Leverage ratio	Tier 1 risk-based capital ratio	Total risk-based capital ratio
Greater Bay Bancorp	8.01%	10.49%	12.79%
Well-capitalized	5.00%	6.00%	10.00%
Adequately capitalized	4.00%	4.00%	8.00%

Our leverage ratio was 8.01% at December 31, 2001, compared to 8.79% at December 31, 2000. At December 31, 2001, our risk-based capital ratios were 10.49% for Tier 1 risk-based capital and 12.79% for total risk-based capital, compared to 9.57% and 10.87%, respectively, as of December 31, 2000.

In addition, at December 31, 2001, each of the Banks, had levels of capital that exceeded the well-capitalized guidelines. For additional information on each Banks and our capital levels and capital ratios, see Note 19 of Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Our financial performance is impacted by, among other factors, interest rate risk and credit risk. We do not utilize derivatives to mitigate our credit risk, relying instead on an extensive loan review process and its allowance for loan losses. See "—Allowance for Loan Losses" herein.

Interest rate risk is the change in value due to changes in interest rates. This risk is addressed by our Management Asset & Liability Committee ("ALCO"), which includes senior management representatives. The ALCO monitors interest rate risk by analyzing the potential impact to the net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages our balance sheet in part to maintain the potential impact on net portfolio value and net interest income within acceptable ranges despite changes in interest rates.

Our exposure to interest rate risk is reviewed on at least a quarterly basis by the Board ALCO and the Management ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, we have implemented strategies to more closely match our balance sheet composition. Although we are doing so to a lesser extent than in prior years, we have generally focused our investment activities on securities with terms or average lives averaging at approximately 3½ years which effectively lengthens the average duration of our assets. We have utilized short-term borrowings and deposit marketing programs to shorten the effective duration of our liabilities. In addition, we have utilized interest rate swaps and caps to manage the interest rate risk of certain long term debt instruments and deposit liabilities. When these derivative instruments were acquired, they were not an "ineffective hedge" and were accounted for under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133 and 138"). During 2001, we determined that the designation of these derivatives as hedges was no longer appropriate. As a result, upon derecognition of these hedges, we recorded a $191,000 loss to other income on these instruments. Subsequent to derecognition, we recorded a gain of $826,000 on the appreciation of these instruments.

Market Value of Portfolio Equity

Interest rate sensitivity is computed by estimating the changes in net portfolio of equity value, or market value over a range of potential changes in interest rates. The market value of equity is the market value of our assets minus the market value of its liabilities plus the market value of any off-balance sheet items. The market value of each asset, liability, and off-balance sheet item is its net present value of expected cash flows discounted at market rates after adjustment for rate changes. We measure the impact on market value for an immediate and sustained 100 basis point increase and decrease (shock) in interest rates. The following table shows our projected change in net portfolio value for this set of rate shocks as of December 31, 2001.

Change in interest rates	Net portfolio value	Projected change	
		Dollars	Percentage
	(Dollars in thousands)		
100 basis point rise	$1,037,277	$(8,750)	–0.84%
Base scenario	1,046,027	—	—
100 basis point decline	1,037,455	(8,571)	–0.82%

The preceding table indicates that as of December 31, 2001 an immediate and sustained 100 basis point decrease in interest rates would decrease our net portfolio value by less than 1%. The foregoing analysis attributes significant value to our non-interest-bearing deposit balances.

The market value of portfolio equity is based on the net present values of each product in the portfolio, which in turn is based on cash flows factoring in recent market prepayment estimates from public sources. The discount rates are based on recently observed spread relationships and adjusted for the assumed interest rate changes. Some valuations are provided directly from independent broker quotations.

Net Interest Income Simulation

The impact of interest rate changes on net interest income and net income are measured using income simulation. The various products in our balance sheet are modeled to simulate their income (and cash flow) behavior in relation to interest rates. Income for the next 12 months is calculated for current interest rates and for immediate and sustained rate shocks.

The income simulation model includes various assumptions regarding the repricing relationships for each product. Many of our assets are floating rate loans, which are assumed to reprice immediately, and to the same extent as the change in market rates according to their contracted index. Our non-term deposit products reprice more slowly, usually changing less than the change in market rates and at our discretion. As of December 31, 2001, the analysis indicates that our net interest income for the next 12 months would increase 2.5% if rates increased 100 basis points, and decrease by 3.7% if rates decreased 100 basis points.

This analysis indicates the impact of change in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure is to remain similar to the structure at year-end. It does not account for all the factors that impact this analysis including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change. Furthermore loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in the analysis. In addition, the proportion of adjustable-rate loans in our portfolio could decrease in future periods if market interest rates remain at or decrease below current levels. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

The results of this sensitivity analysis should not be relied upon as indicative of actual future results.

Gap Analysis

In addition to the above analysis, we also perform a Gap analysis as part of the overall interest rate risk management process. This analysis is focused on the maturity structure of assets and liabilities and their repricing characteristics over future periods. An effective interest rate risk management strategy seeks to match the volume of assets and liabilities maturing or repricing during each period. Gap sensitivity is measured as the difference between the volume of assets and liabilities in our current portfolio that is subject to repricing at various time horizons. The main focus is usually for the one-year cumulative gap. The difference is known as interest sensitivity gaps.

The following table shows interest sensitivity gaps for different intervals as of December 31, 2001:

	Immediate or one day	2 days To 6 months	7 months to 12 months	1 Year to 3 years	4 years to 5 years	More than 5 years	Total rate sensitive	Total non-rate sensitive	Total
	(Dollars in thousands)								
Assets:									
Cash and due from banks	$ —	$ 2,381	$ —	$ —	$ —	$ —	$ 2,381	$ 187,023.0	$ 189,404
Short term investments	26,000	—	—	—	—	—	26,000	—	26,000
Investment securities	89,840	482,884	439,502	970,000	305,070	680,333	2,967,629	3,300	2,970,929
Loans	2,172,444	842,802	245,623	628,570	472,046	134,236	4,495,721	—	4,495,721
Loan losses/unearned fees	—	—	—	—	—	—	—	(124,744)	(124,744)
Other assets	—	—	—	—	—	—	—	320,044	320,044
Total assets	$2,288,284	$ 1,328,067	$ 685,125	$1,598,570	$777,116	$ 814,569	$7,491,731	$ 385,623	$7,877,354
Liabilities And Equity:									
Deposits	$2,280,119	$ 1,410,392	$ 265,374	$ 62,375	$ 4,919	$ 12,903	$4,036,082	$ 953,989.0	$4,990,071
Other borrowings	8,234	928,203	495,145	605,247	57,558	1,509	2,095,896	—	2,095,896
Trust preferred securities	—	—	—	—	—	218,000	218,000	—	218,000
Other liabilities	—	—	—	—	—	—	—	94,403	94,403
Shareholders' equity	—	—	—	—	—	—	—	478,684	478,684
Total liabilities and equity	$2,288,353	$ 2,338,595	$ 760,519	$ 667,622	$ 62,477	$ 232,412	$6,349,978	$ 1,527,076	$7,877,054
Gap	$ (69)	$(1,010,528)	$ (75,394)	$ 930,948	$714,639	$ 582,157	$1,141,753	$(1,141,453)	$ 300
Cumulative Gap	$ (69)	$(1,010,597)	$(1,085,991)	$ (155,043)	$559,596	$1,141,753	$1,141,753	$ —	$ —
Cumulative Gap/total assets	0.00%	−12.83%	−13.79%	−1.97%	7.10%	14.49%	14.49%	0.00%	0.00%

The foregoing table indicates that we had a one year cumulative negative gap of $(1.1) billion, or (13.8)% of total assets, at December 31, 2001. In theory, this would indicate that at December 31, 2001, $1.1 billion more in liabilities than assets would reprice if there were a change in interest rates over the next 365 days. Thus, if interest rates were to increase, the gap would tend to result in a lower net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as a basis risk and, generally, relates to the repricing characteristics of short-term funding sources such as certificates of deposit.

Gap analysis has certain limitations. Measuring the volume of repricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepay speeds as interest rates decrease, basis risk, or the benefit of non-rate funding sources. The relation between product rate repricing and market rate changes (basis risk) is not the same for all products. The majority of our loan portfolio reprices quickly and completely following changes in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in rates. Products categorized as non-rate sensitive, such as its noninterest-bearing demand deposits, in the Gap analysis behave like long term fixed rate funding sources. Both of these factors tend to make our actual behavior more asset sensitive than is indicated in the Gap analysis. In fact we expect to experience higher net interest income when rates rise, opposite what is indicated by the Gap analysis. Therefore management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Pending Transaction

On December 18, 2001, we signed a definitive merger agreement with ABD Insurance and Financial Services, Inc. ("ABD"). ABD is the largest independently owned insurance brokerage and employee benefits consulting organization in the western United States. We will issue shares of a new series of convertible preferred stock and cash in a tax-free reorganization for an estimated present value of approximately $193.6 million. That amount includes an initial payment on consummation of the merger of $130 million in convertible preferred stock and cash, and an additional $63.6 million in convertible preferred stock (or common stock in certain instances) and cash subject to ABD meeting specified performance goals in 2002, 2003, 2004, and 2005. The merger, which will be accounted for as a purchase, is expected to be completed in the first quarter of 2002. ABD has over $1.0 billion of insurance premiums serviced and in excess of $100 million in revenue for the 11 month period ended December 31, 2001. Consummation of the acquisition is subject to the receipt of certain regulatory approvals and approval of ABD's shareholders.

Recent Accounting Developments

Business Combinations

On July 20, 2001, the FASB issued SFAS No. 141 "Business Combinations" ("SFAS No. 141"). The standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. Because those criteria did not distinguish economically dissimilar transactions, similar business combinations were accounted for using different methods that produced dramatically different financial statement results. SFAS No. 141 requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Our definitive merger agreement with SJNB Financial Corp. was signed on June 25, 2001, before the required implementation date, and therefore SFAS No. 141 required us to account for that merger as a pooling of interests, since all the criteria for pooling were met.

As a portion of our business strategy is to pursue acquisition opportunities so as to expand our market presence and maintain growth levels, the change in accounting could have a negative impact on our ability to realize those business strategies. As SFAS No. 141 has recently been released, the impact of these changes has yet to be fully determined.

Goodwill and Other Intangible Assets

On July 20, 2001 the FASB also issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No.142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40 year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment which may require re-measurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required.

The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001. The statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangible assets recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle.

Based on our current level of intangible assets the impact of this standard is not expected to be significant.

Selected Loan Loss Allowance Methodology and Documentation Issues

A Staff Accounting Bulletin No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues" ("SAB No. 102") was released on July 10, 2001. It expresses the staff's views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28, *Accounting for Loan Losses by Registrants Engaged in Lending Activities,* for determining allowances for loan and lease losses in accordance with general accepted accounting principles. In particular, SAB No. 102 focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for loan losses. We have a systematic methodology for determining an appropriate allowance for loan losses, consistently followed and supported by written documentation and policies and procedures. None-the-less, in light of SAB No. 102, our methodology and documentation is currently in the process of review. However, any resulting changes are not expected to have a material impact on the financial statements.

GREATER BAY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2001	2000*
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 189,404	$ 291,605
Federal funds sold	26,000	145,240
Other short term securities	—	39,130
Cash and cash equivalents	215,404	475,975
Investment securities:		
Available for sale, at fair value	2,863,009	688,332
Held to maturity, at amortized cost (fair value 2001: $0 2000: $381,701)	—	371,349
Other securities	107,621	31,383
Investment securities	2,970,630	1,091,064
Total loans:		
Commercial	1,909,056	1,807,117
Term real estate—commercial	1,407,300	1,096,576
Total commercial	3,316,356	2,903,693
Real estate construction and land	744,127	753,936
Real estate other	246,117	187,173
Consumer and other	204,483	234,721
Deferred loan fees and discounts	(15,362)	(14,787)
Total loans, net of deferred fees	4,495,721	4,064,736
Allowance for loan losses	(124,744)	(91,407)
Total loans, net	4,370,977	3,973,329
Property, premises and equipment, net	48,883	39,304
Interest receivable and other assets	271,160	238,483
Total assets	$7,877,054	$5,818,155
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total deposits	$4,990,071	$4,750,404
Borrowings	2,095,896	463,267
Other liabilities	94,403	119,036
Total liabilities	7,180,370	5,332,707
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary trusts holding solely junior subordinated debentures	218,000	99,500
Preferred stock of real estate investment trust subsidiaries of the Banks	15,000	—
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, no par value: 4,000,000 shares authorized; none issued	—	—
Common stock, no par value: 80,000,000 shares authorized; 49,831,682 and 48,748,713 shares issued and outstanding as of December 31, 2001 and 2000, respectively	206,294	196,121
Accumulated other comprehensive gain (loss)	3,967	(6,035)
Retained earnings	253,423	195,862
Total shareholders' equity	463,684	385,948
Total liabilities and shareholders' equity	$7,877,054	$5,818,155

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 on a pooling of interests basis.

See notes to consolidated financial statements.

GREATER BAY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000*	1999*
	(Dollars in thousands, except per share amounts)		
Interest Income			
Interest on loans	$375,551	$335,699	$233,307
Interest on investment securities:			
Taxable	120,491	62,250	42,081
Tax—exempt	7,455	9,632	7,305
Total interest on investment securities	127,946	71,882	49,386
Other interest income	3,744	16,058	15,941
Total interest income	507,241	423,639	298,634
Interest Expense			
Interest on deposits	132,655	146,269	98,588
Interest on long term borrowings	15,158	1,203	4,531
Interest on other borrowings	38,419	10,578	3,390
Total interest expense	186,232	158,050	106,509
Net interest income	321,009	265,589	192,125
Provision for loan losses	54,727	28,821	14,901
Net interest income after provision for loan losses	266,282	236,768	177,224
Other Income			
Service charges and other fees	10,602	9,661	8,975
Loan and international banking fees	8,856	8,162	4,275
Trust fees	3,610	3,450	2,990
ATM network revenue	2,887	2,891	2,682
Gain on sale of loans	3,241	2,190	2,058
Gain (loss) on sale of investments, net	6,304	(521)	(46)
Warrant income, net	581	12,986	14,508
Other income	8,761	8,312	9,403
Total	44,842	47,131	44,845
Operating Expenses			
Compensation and benefits	89,699	73,966	65,668
Occupancy and equipment	27,756	23,192	18,999
Dividends paid on Trust Preferred Securities	13,724	7,842	4,201
Merger and other related nonrecurring costs	29,249	33,526	10,818
Contribution to the Foundation and related expenses, net	—	—	12,160
Other expenses	44,412	34,544	32,461
Total operating expenses	204,840	173,070	144,307
Net income before provision for income taxes	106,284	110,829	77,762
Provision for income taxes	26,468	43,665	26,461
Net income	$ 79,816	$ 67,164	$ 51,301
Net income per share—basic**	$ 1.61	$ 1.40	$ 1.15
Net income per share—diluted**	$ 1.57	$ 1.33	$ 1.09

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 on a pooling of interests basis.
** Restated to reflect 2-for-1 stock split effective on October 4, 2000.

See notes to consolidated financial statements.

GREATER BAY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2001	2000*	1999*
	(Dollars in thousands)		
Net income	$79,816	$67,164	$ 51,301
Other comprehensive income:			
Unrealized gains on securities:			
Unrealized holding gains (losses) arising during period (net of taxes of $9,691, $3,960 and $(9,659) for the years ended December 31, 2001, 2000 and 1999, respectively)	13,860	5,664	(13,814)
Less: reclassification adjustment for gains (losses) included in net income (net of taxes of $(2,594), $214 and $19 for the years ended December 31, 2001, 2000 and 1999, respectively)	(3,710)	307	27
Net change	10,150	5,971	(13,787)
Cash flow hedge:			
Change in market value of hedge during the period (net of taxes of $(131), $(908) and $1,424 for the years ended December 31, 2001, 2000 and 1999, respectively)	(187)	(1,298)	2,037
Less: reclassification adjustment for swap settlements in net income (net of taxes of $(50), $(41) and $101 for the years ended December 31, 2001, 2000 and 1999, respectively)	(73)	(58)	144
Loss recognized on derecognition of derivative instruments as cash flow hedge	112	—	—
Net change	(148)	(1,356)	2,181
Other comprehensive income (loss)	10,002	4,615	(11,606)
Comprehensive income	$89,818	$71,779	$ 39,695

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 on a pooling of interests basis.

See notes to consolidated financial statements.

GREATER BAY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2001, 2000 and 1999

	Common stock		Accumulated other comprehensive income/(loss)	Retained earnings	Total shareholders' equity
	Shares **	Amount			
	(Dollars in thousands, except per share amounts)				
Greater Bay Bancorp, prior to pooling	19,552,274	$ 60,602	$ 48	$ 55,490	$116,140
Shares issued to, and retained earnings of, acquired entities:					
Bay Area Bancorp	2,709,943	5,376	(2)	6,614	11,988
Bay Commercial Services	1,474,179	3,671	(7)	6,509	10,173
Mt. Diablo Bancshares	2,315,633	8,592	3	311	8,906
Coast Bancorp	5,978,185	20,066	693	4,354	25,113
Bank of Santa Clara	3,877,680	17,003	—	7,878	24,881
Bank of Petaluma	1,531,516	7,854	315	3,044	11,213
SJNB Financial Corp.	6,437,340	19,943	(94)	23,173	43,022
Balance, December 31, 1998, restated to reflect pooling of interests	43,876,750	143,107	956	107,373	251,436
Net income	—	—	—	51,301	51,301
Other comprehensive loss, net of taxes	—	—	(11,606)	—	(11,606)
Stock options exercised, including related tax benefits	1,205,378	6,282	—	(59)	6,223
Stock issued in Employee Stock Purchase Plan	83,302	1,031	—	—	1,031
401(k) employee stock purchases	76,010	1,205	—	—	1,205
Stock issued in Dividend Reinvestment Plan	26,668	383	—	—	383
Stock retired by SJNB Financial Corp.	(273,000)	(3,389)	—	(522)	(3,911)
Pacific Business Funding Corporation distribution	—	—	—	(40)	(40)
Stock issued through private placement	1,179,200	20,761	—	—	20,761
Cash dividend $0.24 per share***	—	—	—	(10,669)	(10,669)
Balance, December 31, 1999*	46,174,308	169,380	(10,650)	147,384	306,114
Net income	—	—	—	67,164	67,164
Other comprehensive income, net of taxes	—	—	4,615	—	4,615
Stock options exercised, including related tax benefits	1,731,594	11,309	—	—	11,309
Stock issued in Employee Stock Purchase Plan	93,356	1,538	—	—	1,538
401(k) employee stock purchases	82,015	1,982	—	—	1,982
Stock issued in Dividend Reinvestment Plan	18,792	465	—	—	465
Stock issued through private placement	648,648	11,476	—	—	11,476
Cash paid in-lieu of fractional shares	—	(29)	—	—	(29)
Cash dividend $0.39 per share***	—	—	—	(18,686)	(18,686)
Balance, December 31, 2000*	48,748,713	196,121	(6,035)	195,862	385,948
Net income	—	—	—	79,816	79,816
Other comprehensive income, net of taxes	—	—	10,002	—	10,002
Stock options exercised, including related tax benefits	950,110	8,471	—	—	8,471
Restricted stock grants	58,000	—	—	—	—
Stock issued in Employee Stock Purchase Plan	114,860	2,521	—	—	2,521
Stock issued in Dividend Reinvestment Plan	25,179	648	—	—	648
Stock issued in purchase accounting transaction	44,820	1,376	—	—	1,376
Stock retired by Greater Bay Bancorp	(110,000)	(2,830)	—	—	(2,830)
Cash paid in-lieu of fractional shares	—	(13)	—	—	(13)
Cash dividend $0.45 per share***	—	—	—	(22,255)	(22,255)
Balance, December 31, 2001	49,831,682	$206,294	$ 3,967	$253,423	$463,684

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 on a pooling of interests basis.

** Restated to reflect 2-for-1 stock split effective on October 4, 2000.

*** Excluding dividends paid by Greater Bay's subsidiaries prior to the completion of their mergers with Greater Bay, Greater Bay paid dividends of $0.43, $0.35, and $0.24 per share for the years ended December 31, 2001, 2000, and 1999, respectively.

See notes to consolidated financial statements.

GREATER BAY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000*	1999*
	(Dollars in thousands)		
Cash flows—operating activities			
Net income	$ 79,816	$ 67,164	$ 51,301
Reconcilement of net income to net cash from operations:			
Provision for loan losses	58,547	47,826	17,646
Depreciation and amortization	15,228	14,540	8,461
Deferred income taxes	(13,565)	(13,601)	(6,661)
(Gain) loss on sale of investments, net	(6,304)	521	46
Gain on sale of building	—	—	(490)
Proceeds from loan sales	16,200	—	74,420
Originations of loans held for sale	—	—	(74,514)
Changes in:			
Accrued interest receivable and other assets	6,064	(54,502)	(34,809)
Accrued interest payable and other liabilities	(28,063)	59,016	25,428
Deferred loan fees and discounts, net	663	746	4,505
Operating cash flows, net	128,586	121,710	65,333
Cash flows—investing activities			
Maturities and partial paydowns on investment securities:			
Held to maturity	18,627	125,433	103,567
Available for sale	295,689	87,882	120,176
Purchase of investment securities:			
Held to maturity	—	(246,226)	(132,374)
Available for sale	(2,344,828)	(269,000)	(255,263)
Other securities	(77,970)	(5,051)	(13,664)
Proceeds from sale of available for sale securities	262,856	79,556	53,471
Loans, net	(458,240)	(934,438)	(767,981)
Loans acquired from business acquisition	(14,671)	(274,292)	—
Payment for business acquisition	(8,668)	(6,500)	—
Cash acquired in business acquisition	517	10,498	
Purchase of property, premises and equipment	(31,761)	(11,973)	(12,068)
Sale of banking building	—	5,502	2,637
Sale of other real estate owned	259	224	—
Purchase of insurance policies	(8,811)	(21,819)	(9,206)
Investing cash flows, net	(2,367,001)	(1,460,204)	(910,705)
Cash flows—financing activities			
Net change in deposits	239,667	1,013,783	867,270
Net change in other borrowings—short term	1,570,673	196,381	10,217
Proceeds from other borrowings—long term	83,200	126,309	2,015
Principal repayment—long term borrowings	(21,501)	(10,000)	(3,775)
Proceeds from company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures	118,500	50,500	—
Proceeds from sale of common stock	12,390	26,222	29,408
Repurchase of common stock	(2,830)	—	(3,911)
Cash dividends	(22,255)	(18,686)	(10,668)
Financing cash flows, net	1,977,844	1,384,509	890,556
Net change in cash and cash equivalents	(260,571)	46,015	45,184
Cash and cash equivalents at beginning of period	475,975	429,960	384,776
Cash and cash equivalents at end of period	$ 215,404	$ 475,975	$ 429,960
Cash flows—supplemental disclosures			
Cash paid during the period for:			
Interest	$ 172,863	$ 162,283	$ 116,212
Income taxes	$ 80,557	$ 26,384	$ 24,690
Non-cash transactions:			
Additions to other real estate owned	$ 3,147	$ —	$ —
Transfer of appreciated securities to the Greater Bay Bancorp Foundation	$ —	$ 7,200	$ 560

* Restated on a historical basis to reflect the mergers described in notes 1 and 2 on a pooling of interests basis.

See notes to consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Greater Bay Bancorp ("Greater Bay", on a parent-only basis, and "we" or "our", on a consolidated basis) is a bank holding company with 11 bank subsidiaries: Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Commercial Bank, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank, Peninsula Bank of Commerce, and San Jose National Bank.

We also conduct business through the following divisions: CAPCO, Greater Bay Bank Contra Costa Region, Greater Bay Bank Fremont Region, Greater Bay Bank Carmel, Greater Bay Bank Marin, Greater Bay Bank Santa Clara Valley Group, Greater Bay Bank SBA Lending Group, Greater Bay Corporate Finance Group, Greater Bay International Banking Division, Greater Bay Trust Company, Matsco, Pacific Business Funding and the Venture Banking Group.

We provide a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals. We operate throughout the San Francisco Bay Area including Silicon Valley, San Francisco and the San Francisco Peninsula, the East Bay, Santa Cruz, Marin, Monterey, and Sonoma Counties, with 45 offices located in Aptos, Blackhawk, Capitola, Carmel, Cupertino, Danville, Fremont, Hayward, Lafayette, Los Gatos, Millbrae, Milpitas, Palo Alto, Petaluma, Pleasanton, Point Reyes Station, Redwood City, San Francisco, San Jose, San Leandro, San Mateo, San Rafael, San Ramon, Santa Clara, Santa Cruz, Saratoga, Scotts Valley, Sunnyvale, Valley Ford, Walnut Creek and Watsonville.

We have participated in nine acquisitions during the three-year period ended December 31, 2001, as described in Note 2, Notes To Consolidated Financial Statements. With the exception of the acquisitions with The Matsco Companies, Inc. and CAPCO Financial Company, Inc. ("CAPCO") all of these acquisitions were accounted for as a pooling-of-interests and, accordingly, all our financial information for the periods prior to the acquisitions has been restated as if the acquisitions had occurred at the beginning of the earliest period presented. The acquisitions with The Matsco Companies, Inc. and CAPCO were accounted for using the purchase accounting method and accordingly both company's results of operations have been included in the consolidated financial statements since the date of acquisition.

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Greater Bay and its subsidiaries and its operating divisions. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2001 presentation. Our accounting and reporting policies conform to generally accepted accounting principles and the prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Funds sold and agency securities with original maturities of less than ninety days. Generally, Federal Funds are sold for one-day periods. The Banks are required by the Federal Reserve System to maintain noninterest-earning cash reserves against certain of their deposit accounts. At December 31, 2001, the required combined reserves totaled approximately $17.5 million.

Investment Securities

We classify our investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investment securities classified as held to maturity are reported at amortized cost; available for sale securities are reported at fair value with net unrealized gains and losses reported, net of taxes, as a component of shareholders' equity. We do not have any trading securities.

A decline in the fair value of any available for sale or held to maturity security below cost that is deemed other than temporary, results in a charge to earnings and the corresponding establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Required investments in Federal Reserve Bank and FHLB stocks for the Banks and investments in venture funds are classified as other securities and are recorded at cost.

Loans

Loans held for investment are carried at amortized cost. Our loan portfolio consists primarily of commercial and real estate loans generally collateralized by first and second deeds of trust on real estate as well as business assets and personal property.

Interest income is accrued on the outstanding loan balances using the interest method proscribed in the loan agreement. Loans are generally placed on nonaccrual status when the borrowers are past due 90 days unless the loan is well secured and in the process of collection. Loans are also placed on nonaccrual status when full payment of principal or interest is not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is generally reversed and amortization of deferred loan fees is discontinued. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

We charge loan origination and commitment fees. Net loan origination fees and costs are deferred and amortized to interest income over the life of the loan, using the effective interest method. Loan commitment fees are amortized to interest income over the commitment period.

When a loan is sold, unamortized fees and capitalized direct costs are recognized in the consolidated statements of operations. Other loan fees and charges representing service costs for the repayment of loans, for delinquent payments or for miscellaneous loan services are recognized when earned.

Sale and Servicing of Small Business Administration Loans

We originate loans to customers under Small Business Administration ("SBA") programs that generally provide for SBA guarantees of 70% to 90% of each loan. We generally sell the guaranteed portion of the majority of the loans to an investor and retain the unguaranteed portion and servicing rights in our own portfolio. Funding for the SBA programs depend on annual appropriations by the U.S. Congress.

Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method which approximates the interest method.

Accounting for Direct Financing Leases

Lease contracts are categorized as direct financing leases for financial reporting purposes if they conform to the definition of direct financing leases set out in statement of SFAS No. 13 "Accounting for Leases". At the time a leasing transaction is executed, we record on our balance sheet the gross lease receivable, estimated residual value of leased equipment, and unearned lease income. Unearned lease income represents the excess of the gross lease receivable plus the estimated residual value over the cost of the equipment leased. Unearned lease income is recognized as leasing income over the term of the lease so as to reflect an approximate constant periodic rate of return on the net investment in the lease.

Allowance for Loan Losses

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, a loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Under these standards, any allowance on impaired loans is generally based on one of three methods. It requires that impaired loans be measured at either, 1) the present value of expected cash flows at the loan's effective interest rate, 2) the loan's observable market price, or 3) the fair value of the collateral of the loan. Large groups of smaller-balance homogenous loans such as credit cards, residential mortgage, consumer installment loans and certain small business loans are collectively evaluated for impairment. Income recognition on impaired loans conforms to the method we use for income recognition on nonaccrual loans.

The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and probable losses and inherent risks in the loan portfolio. We have a systematic methodology for determining an appropriate allowance for loan losses. The allowance is based upon a number of factors, including prevailing and anticipated economic trends, industry experience, estimated collateral values, management's assessment of credit risk inherent in the portfolio, delinquency trends, historical loss experience, specific problem loans and other relevant factors.

Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. Because the allowance for loan losses is based on estimates, ultimate losses may vary from the current estimates.

Other Real Estate Owned

OREO consists of properties acquired through foreclosure and is stated at the lower of carrying value or fair value less estimated costs to sell. Development and improvement costs relating to the OREO are capitalized. Estimated losses that result from the ongoing periodic valuation of these properties are charged to current earnings with a provision for losses on foreclosed property in the period in which they are identified. The resulting allowance for OREO losses is decreased when the property is sold. Operating expenses of such properties, net of related income, are included in other expenses. Gains and losses on the disposition of OREO are included in other income.

Property, Premises and Equipment

Property, premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which is determined by asset classification, as follows:

Buildings	40 years
Building improvements	10 years
Furniture and fixtures	7 years
Automobiles	5 years
Computer equipment	2-5 years
Other equipment	2-7 years

Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful lives of the asset, which is generally 10 years.

Goodwill and Other Intangible Assets

Goodwill generated from purchase business combinations consummated prior to the issuance of SFAS No. 142 "Goodwill and Other Intangible Assets," ("SFAS No. 142") was amortized straight-line over 20 years. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition of and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but instead they will be tested at least annually for impairment. The standard is applicable for fiscal years commencing after December 15, 2001. During first quarter 2002 we will perform the required impairment tests of goodwill and indefinite-lived intangible assets. We do not expect these tests to have a material effect on our financial conditions or results of operations.

Income Taxes

Deferred incomes taxes reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, we designate the derivative as a hedge of a forecasted transaction or a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

We formally document all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) management determines that designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings. All gains or losses that were accumulated in other comprehensive income will be recognized immediately in earnings upon the discontinuance of hedge accounting.

Earnings Per Share and Share Amounts

Basic net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period. Diluted net earnings per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options.

All outstanding and weighted average share amounts presented in this report have been restated to reflect the 2-for-1 stock split effective as of October 4, 2000.

Comprehensive Income

In accordance with SFAS No. 130, "Reporting Comprehensive Income", we classify items of other comprehensive income by their nature in the financial statements and display the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. The after tax changes to the balances of accumulated other comprehensive income are as follows:

	Unrealized gains / (losses) on securities	Cash flow hedges	Accumulated other comprehensive income (loss)
	(Dollars in thousands)		
Balance—December 31, 1998	$ 1,633	$ (677)	$ 956
Other comprehensive income 1999	(13,787)	2,181	(11,606)
Balance—December 31, 1999	(12,154)	1,504	(10,650)
Other comprehensive income 2000	5,971	(1,356)	4,615
Balance—December 31, 2000	(6,183)	148	(6,035)
Other comprehensive income 2001	10,150	(148)	10,002
Balance—December 31, 2001	$ 3,967	$ —	$ 3,967

Segment Information

In accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") we use the "management approach" for reporting business segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers.

NOTE 2—BUSINESS COMBINATIONS

Pooling-of-Interests Accounting Transactions

On October 23, 2001, SJNB Financial Corp. the holding company of San Jose National Bank, merged with and into Greater Bay. Upon consummation of the merger, the outstanding shares of SJNB Financial Corp. were converted into an aggregate of approximately 6,944,000 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with SJNB Financial Corp. on a pooling-of-interests basis.

On October 13, 2000, Bank of Petaluma merged with and into DKSS Corp., as a result of which, Bank of Petaluma became a wholly owned subsidiary of Greater Bay. Upon consummation of the merger, the outstanding shares of Bank of Petaluma were converted into an aggregate of approximately 1,667,000 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Bank of Petaluma on a pooling-of-interests basis.

On July 21, 2000, Bank of Santa Clara merged with and into GBB Merger Corp., as a result of which, Bank of Santa Clara became a wholly owned subsidiary of Greater Bay. Upon consummation of the merger, the outstanding shares of Bank of Santa Clara were converted into an aggregate of 4,002,000 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Bank of Santa Clara on a pooling-of-interests basis.

On May 18, 2000, Coast Bancorp, the holding company of Coast Commercial Bank, was merged with and into Greater Bay. Upon consummation of the merger, the outstanding shares of Coast Bancorp were converted into an aggregate of approximately 6,140,000 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Coast Bancorp on a pooling-of-interests basis.

On January 31, 2000, Mt. Diablo Bancshares, the former holding company of Mt. Diablo National Bank, merged with and into Greater Bay. Upon consummation of the merger, the outstanding shares of Mt. Diablo Bancshares were converted into an aggregate of 2,790,998 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Mt. Diablo Bancshares on a pooling-of-interests basis.

On January 5, 2000, Saratoga Bancorp, the parent of Saratoga National Bank, merged with and into SJNB Financial Corp. Upon consummation of the merger, the outstanding shares of Saratoga Bancorp were converted into an aggregate of 1,174,249 shares of SJNB Financial Corp's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Saratoga Bancorp on a pooling-of-interests basis.

On October 15, 1999, Bay Commercial Services, the parent of Bay Bank of Commerce, merged with and into Greater Bay. Upon consummation of the merger, the outstanding shares of Bay Commercial Services were converted into an aggregate of 1,814,480 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Bay Commercial Services on a pooling-of-interests basis.

On May 21, 1999, Bay Area Bancshares, the former holding company of Bay Area Bank, merged with and into Greater Bay. Upon consummation of the merger, the outstanding shares of Bay Area Bank were converted into an aggregate of 2,798,642 shares of Greater Bay's common stock. The transaction was accounted for as a pooling-of-interests. The financial information presented herein has been restated to reflect the merger with Bay Area Bancshares on a pooling-of-interests basis.

In all mergers, certain reclassifications were made to conform to the our financial presentation. The results of operations previously reported by the separate enterprises for the periods before the merger was consummated and that are included in the current combined amounts presented in the accompanying consolidated financial statements are summarized below.

	SJNB Financial Corp nine months ended September 30, 2001	Bank of Petaluma nine months ended September 30, 2000	Bank of Santa Clara six months ended June 30, 2000
		(Dollars in thousands)	
Net interest income:			
Greater Bay Bancorp	$207,739	$154,013	$89,047
Acquired entity	25,378	7,101	10,195
Combined	$233,117	$161,114	$99,242
Net income:			
Greater Bay Bancorp	$ 64,039	$ 38,608	$23,850
Acquired entity	8,262	1,982	2,613
Combined	$ 72,301	$ 40,590	$26,463

	Coast Bancorp three months ended March 31, 2000	Mt. Diablo Bancshares twelve months ended December 31, 1999	Bay Commercial Services nine months ended September 30, 1999
		(Dollars in thousands)	
Net interest income:			
Greater Bay Bancorp	$ 36,378	$103,732	$68,498
Acquired entity	5,538	10,009	2,007
Combined	$ 41,916	$113,741	$70,505
Net income:			
Greater Bay Bancorp	$ 13,473	$ 27,711	$17,033
Acquired entity	2,035	2,827	486
Combined	$ 15,508	$ 30,538	$17,519

	Bay Area Bancshares three months ended March 31, 1999
	(Dollars in thousands)
Net interest income:	
Greater Bay Bancorp	$18,360
Acquired entity	2,180
Combined	$20,540
Net income:	
Greater Bay Bancorp	$ 5,058
Acquired entity	644
Combined	$ 5,702

The following table sets forth the separate results of operations for Greater Bay, Mt. Diablo Bancshares, Coast Bancorp, Bank of Santa Clara, Bank of Petaluma, and SJNB Financial Corp. for the periods indicated:

	Net interest income	Net income
	(Dollars in thousands)	
Year ended December 31, 2000		
Greater Bay	$231,963	$58,540
SJNB Financial Corp.	33,626	8,624
Combined	$265,589	$67,164
Year ended December 31, 1999		
Greater Bay	$107,933	$27,711
Mt. Diablo Bancshares	10,009	2,827
Coast Bancorp	20,028	6,939
Bank of Santa Clara	17,962	4,403
Bank of Petaluma	8,628	2,304
Subtotal	164,560	44,184
SJNB Financial Corp.	27,565	7,117
Combined	$192,125	$51,301

There were no significant transactions between us and any of the acquired entities prior to the mergers. All intercompany transactions have been eliminated.

Purchase Accounting Transactions

On November 30, 2000, we acquired The Matsco Companies, Inc. for a purchase price of $6.5 million in cash. We may also be required to pay future contingent cash payment of up to $6.0 million based on the performance of Matsco subsequent to the acquisition. The acquisition was accounted for using the purchase method of accounting and, accordingly, The Matsco Companies, Inc.'s results of operations have been included in the consolidated financial statements since the date of acquisition. The source of funds for the acquisition was our available cash.

The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired, totaling $15.9 million, was recorded as goodwill, and through December 31, 2001 amortized on the straight-line method over twenty years. Prospectively, goodwill will be evaluated for possible impairment under the provision of SFAS No. 142.

On March 30, 2001, we completed the acquisition of CAPCO for a purchase price of $8.5 million in cash and 44,820 shares of common stock with a fair value of $1.4 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, CAPCO's results of operations have been included in the consolidated financial statements since the date of the acquisition.

The purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired, totaling $5.7 million, was recorded as goodwill, and through December 31, 2001 amortized on the straight-line method over twenty years. Prospectively, goodwill will be evaluation for possible impairment under the provision of SFAS No. 142.

Pending Transaction

On December 18, 2001, we signed a definitive merger agreement with ABD Insurance and Financial Services, Inc. ("ABD"). ABD is the largest independently owned insurance brokerage and employee benefits consulting organization in the western United States. We will issue shares of a new series of convertible preferred stock and cash in a tax-free reorganization for an estimated present value of approximately $193.6 million. That amount includes an initial payment on consummation of the merger of $130 million in convertible preferred stock and cash, and an additional $63.6 million in convertible preferred stock (or common stock in certain instances) and cash subject to ABD meeting specified performance goals during 2002, 2003, 2004 and 2005. The merger, which will be accounted for as a purchase, is expected to be completed in the first quarter of 2002. ABD has over $1.0 billion of insurance premiums serviced and in excess of $100 million in revenue for the 11 month period ended December 31, 2001. Our status as a financial holding company alleviates the need for approval of this acquisition by the Federal Reserve. Consummation of the acquisition is subject to the receipt of certain other regulatory approvals and approval of ABD's shareholders.

NOTE 3—INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities is summarized below:

As of December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)			
Available for Sale Securities:				
U.S. Treasury obligations	$ 19,123	$ 381	$ —	$ 19,504
U.S. agency notes	36,762	1,112	—	37,874
Mortgage and asset-backed securities	2,556,557	25,292	(11,097)	2,570,752
Tax-exempt securities	120,883	2,300	(595)	122,588
Taxable municipal Securities	7,768	272	(17)	8,023
Corporate securities	117,025	59	(12,816)	104,268
Total securities available for sale	2,858,118	29,416	(24,525)	2,863,009
Other securities	107,640	5	(24)	107,621
Total investment securities	$2,965,118	$29,421	$(24,549)	$2,970,630

As of December 31, 2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)			
Available for Sale Securities:				
U.S. Treasury obligations	$ 12,559	$ 171	$ (2)	$ 12,728
U.S. agency notes	135,248	443	(512)	135,179
Mortgage and asset-backed securities	305,061	4,330	(1,070)	308,321
Tax-exempt securities	86,254	1,082	(263)	87,073
Taxable municipal Securities	8,456	79	(42)	8,493
Corporate securities	155,466	94	(19,022)	136,538
Total securities available for sale	703,044	6,199	(20,911)	688,332
Held To Maturity Securities:				
U.S. agency notes	26,487	14	(100)	26,401
Mortgage and asset-backed securities	237,234	7,251	(356)	244,129
Tax-exempt securities	104,782	3,655	(301)	108,136
Corporate securities	2,846	189	—	3,035
Total securities held to maturity	371,349	11,109	(757)	381,701
Other securities	26,709	4,935	(261)	31,383
Total investment securities	$1,101,102	$22,243	$(21,929)	$1,101,416

The following table shows amortized cost and estimated fair value of our investment securities by year of maturity as of December 31, 2001.

	2002	2003 through 2006	2007 through	2012 and thereafter	Total
	(Dollars in thousands)				
Available For Sale Securities:					
U.S. Treasury obligations	$12,527	$ 6,498	$ —	$ 98	$ 19,123
U.S. agency notes(1)	11,998	22,234	2,530	—	36,762
Mortgage and asset-backed securities(2)	1,243	9,769	36,865	2,508,682	2,556,559
Tax-exempt securities	3,437	12,603	28,751	76,090	120,881
Taxable municipal Securities	500	6,015	330	922	7,767
Corporate securities	1,250	5,519	14,900	95,357	117,026
Total securities available for sale	$30,955	$62,638	$83,376	$2,681,149	$2,858,118
Fair Value	$30,029	$64,235	$86,133	$2,682,612	$2,863,009
Weighted average yield-total portfolio	5.40%	6.35%	7.16%	6.57%	6.57%

(1) Certain notes issued by U.S. agencies may be called, without penalty, at the discretion of the issuer. This may cause the actual maturities to differ significantly from the contractual maturity dates.

(2) Mortgage and asset-backed securities are shown at contractual maturity, however, the average life of these mortgage and asset-backed securities may offer due to principal prepayments.

Investment securities with a carrying value of $2.4 billion and $619.1 million were pledged to secure deposits, borrowings and for other purposes as required by law or contract at December 31, 2001 and 2000, respectively.

Other securities includes investments in the Federal Reserve Bank and the FHLB required in order to maintain membership and support activity levels as well as unsold shares received through the exercise of warrants received from clients, equity securities received in settlement of loans, investments in funds managed by outside venture capital funds.

Proceeds and realized losses and gains on sales of investment securities for the years ended December 31, 2001, 2000 and 1999 are presented below:

	2001	2000	1999
	(Dollars in thousands)		
Proceeds from sale of available for sale securites(1)	$262,856	$79,556	$53,471
Available for sale securities-gains(2)	$ 6,526	$ 548	$ 88
Available for sale securities-losses	$ (222)	$ (1,069)	$ (133)

(1) 1999 proceeds from the sale of available for sale securities excludes $15.3 million related to the sale of equity securities classified as available for sale which were acquired through the execution of warrant received from clients.

(2) 1999 warrant income includes additional gains of $21.2 million related to equity securities classified as available for sale which were acquired through the execution of warrants received form clients.

Classification of Investment Portfolio

During 2001, we transferred our entire portfolio of held to maturity debt securities to the available for sale category. The amortized cost of these securities at the time of transfer was $345.8 million and the securities had an unrealized gain of $11.0 million ($6.4 million, net of taxes) at the time of the transfer. Although our intention to hold a majority of our debt securities to maturity has not changed, the transfer was made to increase our flexibility in responding to future economic changes and to increase our efficiency in managing our investment portfolio. Subsequent to the transfer, we sold securities which had been classified as held to maturity at December 31, 2000 with an amortized cost of $43.2 million for a gain of $2.4 million.

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES

The following summarizes the activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Balance, January 1	$ 91,407	$ 54,459	$38,589
Allowance of entities acquired through mergers accounted for under purchase accounting method	320	10,927	—
Provision for loan losses(1)	58,227	36,899	17,645
Loan charge-offs	(27,735)	(12,494)	(3,558)
Recoveries	2,525	1,616	1,783
Balance, Dcember 31	$124,744	$ 91,407	$54,459

(1) Includes $3.5 million, $8.1 million and $2.7 million of charges in 2001, 2000 and 1999 respectively, to conform the practices of acquired entities to our reserve methodologies, which are included in mergers and related nonrecurring costs.

The following table sets forth nonperforming loans as of December 31, 2001, 2000, and 1999. Nonperforming loans are defined as loans which are on nonaccrual status, loans which have been restructured, and loans which are 90 days past due but are still accruing interest. Interest income foregone on nonperforming loans totaled $1.2 million, $1.3 million and $667,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income recognized on the nonperforming loans approximated $227,000, $16,000 and $649,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

	2001	2000	1999
	(Dollars in thousands)		
Nonaccrual loans	$30,970	$13,014	$7,139
Restructured loans	—	—	807
Total nonperforming loans	$30,970	$13,014	$7,946
Accruing loans past due 90 days or more	$5,073	$ 4,463	$ 908

At December 31, 2001 and 2000, the recorded investment in loans, for which impairment has been recognized in accordance with SFAS No. 114 and No. 118, was approximately $31.0 million and $13.0 million, respectively, with corresponding valuation allowances of $16.5 million and $4.0 million respectively. For the years ended December 31, 2001 and 2000, the average recorded investment in impaired loans was approximately $17.9 million and $10.7 million, respectively. We recognized interest income of $1.2 million, $72,000, and $41,000 for the year ended December 31, 2001, 2000 and 1999.

We had no restructured loans as of December 31, 2001 and 2000. There were no principal reduction concessions allowed on restructured loans during 2001, 2000, and 1999. Interest income from restructured loans totaled $0, $0 and $45,000 for the years ended December 31, 2001, 2000 and 1999. There was no foregone interest income for the restructured loans for the years ended December 31, 2001, 2000 and 1999.

NOTE 5—OTHER REAL ESTATE OWNED

At December 31, 2001 and 2000, we did not hold any OREO which consists of properties acquired through foreclosure.

The following summarizes OREO operations, which are included in operating expenses, for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
	(Dollars in thousands)		
Real estate operations, net	$ —	$ 51	$ 57
(Gain) loss on sale of OREO	—	5	(99)
Provision for estimated losses	—	—	8
Net loss from other real estate operations	$ —	$ 56	$(34)

NOTE 6—PROPERTY, PREMISES AND EQUIPMENT

Property, premises and equipment at December 31, 2001 and 2000 are composed of the following:

	2001	2000
	(Dollars in thousands)	
Land	$ 4,300	$ 4,300
Buildings and premises	11,909	12,872
Furniture and equipment	51,470	37,239
Leasehold improvements	17,692	16,584
Vehicles	855	853
Total	86,226	71,848
Accumulated depreciation and amortization	(37,343)	(32,544)
Premises and equipment, net	$ 48,883	$ 39,304

Depreciation and amortization amounted to $9.2 million, $8.5 million and $6.7 million for the years ended December 31, 2001, 2000 and 1999 respectively, and have been included in occupancy and equipment expense in the accompanying consolidated statements of operations.

During 2000, we sold one bank premises building with a carrying value of $4.8 million for $5.4 million in a sale-lease back transaction. No gain was recognized on the transaction. Gains of $535,000 have been deferred and will be recognized over the term of our lease.

During 1999, we sold one bank premises building with a carrying value of $2,637,000 for $4,978,000 in a sale-lease back transaction. We recognized a pre-tax gain of $535,000 on the transaction. Gains of $1,806,000 have been deferred and will be recognized over the 10 year and 5 year terms of our leases. During 2000 we recognized $303,000 of the deferred gain.

NOTE 7—DEPOSITS

Deposits as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(Dollars in thousands)	
Demand, noninterest-bearing	$ 953,989	$1,133,958
MMDA, NOW and Savings	2,280,119	2,349,041
Time certificates, $100,000 and over	642,073	706,535
Other time certificates	1,113,890	560,870
Total deposits	$4,990,071	$4,750,404

The following table sets forth the maturity distribution of time certificates of deposit at December 31, 2001.

	December 31, 2001					
	Three months or less	Four to six months	Seven to twelve months	One to three years	More than three years	Total
			(Dollars in thousands)			
Time deposits, $100,000 and over	$330,909	$225,668	$ 65,741	$14,758	$4,997	$ 642,073
Other time deposits	448,671	322,124	300,076	40,758	2,261	1,113,890
Total	$779,580	$547,792	$365,817	$55,516	$7,258	$1,755,963

NOTE 8—COMPANY OBLIGATED MANDATORILY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES

GBB Capital I, GBB Capital II, GBB Capital III, GBB Capital IV, GBB Capital V and GBB Capital VI (the "Trusts") are Delaware business trusts of which all the common securities are owned by Greater Bay and were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities"). The Trust Preferred Securities are individually described below. Dividends on the Trust Preferred Securities are payable either quarterly or semi-annually and are deferrable, at our option, for up to five years. As of December 31, 2001, all dividend are current. Following the issuance of each Trust Preferred Securities, the Trusts used the proceeds from the Trust Preferred Securities offerings to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of Greater Bay. The Debentures bear the same terms and interest rates as the related Trust Preferred Securities. The Debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. Greater Bay has fully and unconditionally guaranteed all of the obligations of the Trusts. Under applicable regulatory guidelines, a portion of the Trust Preferred Securities will qualify as Tier I capital, and the remaining portion will qualify as Tier II capital.

The following Trust Preferred Securities were outstanding at December 31, 2001.

Security title	*Issuer*	*Amount outstanding*	*Date of original issue*	*Stated maturity*	*Optional redemption date*
9.75% Cumulative Trust Preferred Securities	GBB Capital I	$ 20,000,000	March 30, 1997	April 1, 2027	April 1, 2002
Floating Rate Trust Preferred Securities, Series B	GBB Capital II	29,000,000	August 12, 1998	Sept. 15, 2028	Sept. 15, 2008
10⅞% Fixed Rate Capital Trust Pass-Through Securities	GBB Capital III	9,500,000	March 23, 2000	March 8, 2030	March 8, 2010
10.75% Capital Securities, Series B	GBB Capital IV	41,000,000	May 18, 2000	June 1, 2030	June 1, 2010
9% Cumulative Trust Preferred Securities	GBB Capital V	103,500,000	August 14, 2001	August 14, 2031	August 14, 2006
Floating Rate Trust Preferred Pass-Through Securities	GBB Capital VI	15,000,000	July 27, 2001	July 27, 2031	July 27, 2011
Total TPS outstanding		$218,000,000			

The Trust Preferred Securities are mandatorily redeemable, in whole or in part, upon repayment of their underlying Debentures at their respective stated maturities or their earlier redemption. The Debentures are redeemable prior to maturity at our option on or after their respective optional redemption dates.

The Trust Preferred Securities issued by GBB Capital I, GBB Capital III, GBB Capital IV and GBB Capital V accrue interest at an annual rate of 9.75%, 10⅞%, 10.75% and 9.00 %, receptively. The Floating Rate Trust Preferred Securities, Series B issued by GBB Capital II accrue interest at a variable rate of interest, initially at 7.1875% on the outstanding securities. The interest rate resets quarterly and is equal to the 3-month LIBOR rate plus 150 basis points. The Floating Rate Trust Preferred Pass-Thru Securities issued by GBB Capital VI accrue interest at a variable rate of interest, initially at 7.57% on the outstanding securities. The interest rate resets quarterly and is equal to 6-month LIBOR plus 375 basis points.

On the date of original issue, GBB Capital II and GBB Capital IV completed the issuance of Series A securities. The Series A securities issued in the offering were sold in private transactions pursuant to an applicable exemption from registration under the Securities Act. GBB Capital II and GBB Capital IV completed an offer to exchange the Series A securities for a like amount of its registered Series B securities. The exchange offerings were completed in November 1998 and November 2000, respectively. The exchange offerings were conducted in accordance with the terms of the initial issuance of the Series A securities.

GBB Capital II originally issued $30,000,000 of Trust Preferred Securities. In 1998, Coast Commercial Bank purchased $1,000,000 of those securities which were included in Coast Commercial Bank's investment securities at the time of its acquisition by Greater Bay. In accordance with the pooling-of-interests method of accounting, $1,000,000 in Trust Preferred Securities issued by us and Coast Commercial Bank's corresponding investment have been eliminated in consolidation.

The total amount of Trust Preferred Securities outstanding at December 31, 2001 and 2000 was $218.0 million and $99.5 million, respectively. The dividends paid on Trust Preferred Securities were $13.7 million, $7.8 million and $4.2 million in 2001, 2000 and 1999, respectively. The expense for these dividends is included in operating expenses.

NOTE 9—LEASE SECURITIZATION

During 1997, Matsco Lease Finance III a special purpose corporation wholly-owned by The Matsco Companies, Inc. issued the following leased-backed notes; $55 million Series 1997-1A, $45 million Series 1997-2A, $1.6 million Series 1997-1 B and $4.5 million 1997-2B. All Class B certificates, which were subordinate to the Class A certificates, were paid-off as of December 31, 2000. As of December 31, 2001, the note balance on the Series 1997-1 and Series 1997-2 were approximately $17.9 million and $19.7 million, respectively. As of December 31, 2000, the note balances for Series 1997-1 and Series 1997-2 were approximately $28.0 million and $30.0 million, respectively. All of the transactions placed in 1997-2 Series were treated as a sale in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" subsequently replaced by SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". The weighted average rate on the combined series of 1997 notes was 5.77% and 5.92% at December 31, 2001 and 2000, respectively. The underlying leases had a carrying value of $16.9 million and $20.7 million for Series 1997-1 and Series 1997-2, respectively at December 31, 2001. The underlying leases have a carrying value of $27.5 million and $30.0 million for Series 1997-1 and Series 1997-2, respectively at December 31, 2000. At December 31, 2001 and 2000, 0.02% and 0.35% of those leases were 90 days or more past due, respectively. The start-up expenses and private placement fees associated with the issuance of the 1997-2 lease-backed notes are expensed at funding. Such amounts related to the 1997-1 notes are amortized over the life of the notes to approximate a constant periodic rate of interest. The Class A certificates are rated "AAA" by Standards and Poor's Rating Services and "Aaa" by Moody's Investors Service and are fully insured by Municipal Bond Insurance Corporation pursuant to the terms of a note guarantee policy.

During 1996, Matsco Lease Finance II, a special purpose corporation wholly-owned by The Matsco Companies, Inc., issued $40 million in lease-backed notes, Series 1996-A. These notes were repaid in full during 2001. As of December 31, 2000, the note balance was $5.4 million, with a weighted average interest rate of 6.7% at December 31, 2000. The underlying leases had a carrying value of $7.1 million at December 31, 2000. At December 31, 2000 , 1.11% those leases were 90 days or more past due. The notes were unconditionally guaranteed by Municipal Bond Investor Assurance Corporation pursuant to the terms of a note guarantee policy. The start-up expenses and private placement fees associated with the issuance of the leased-backed notes are amortized over the life of the notes to approximate a constant periodic rate of interest. The notes were rated "AAA" by Standard and Poors and "Aaa" by Moody's.

We, as servicer of the underlying leases, remit funds collected on Matsco Lease Finance III to the trustee on a weekly basis. We receive a flat fee per lease as the servicer. In the event an account is delinquent our terms are modified and the servicer has the option to repurchase the transaction or to substitute with a similar account.

Pursuant to the acquisitions of The Matsco Companies, Inc., Matsco Lease Finance II and Matsco Lease Finance III became wholly-owned subsidiaries of Greater Bay.

NOTE 10—REAL ESTATE INVESTMENT TRUST SUBSIDIARIES OF THE BANKS

Formation of CNB Investment Trust I and CNB Investment Trust II

During 2001, we formed and funded CNB Investment Trust I ("CNBIT I") and CNB Investment Trust II ("CNBIT II"), both of which are Maryland real estate investment trusts. CNBIT I and CNBIT II provide Cupertino National Bank with flexibility in raising capital. As of December 31, 2001, the net income and assets of CNBIT I and CNBIT II are eliminated in consolidation.

Cupertino National Bank contributed participation interests in loans with a book value of $311.3 million, net of reserves, and $500,000 in cash to CNBIT I, in exchange for 100% of the common and preferred stock of the CNBIT I. CNBIT I is a wholly owned subsidiary trust of Cupertino National Bank.

Cupertino National Bank contributed participation interests in loans with a book value of $133.4 million, net of reserves, and $15.4 million in investment securities to CNBIT II, in exchange for 100% of the preferred stock of the CNBIT II. The assets contributed to CNBIT II had built in losses of $33.2 million for federal income tax purposes. CNBIT I contributed participation interests in loans with a book value of $200.8 million, net of reserves in exchange for 100% of the common stock of CNBIT II. CNBIT I owns all the common stock of CNBIT II. During 2001, Cupertino National Bank sold 15,000 shares of the 12% Series B Preferred Stock of CNBIT II for $15.0 million. These transactions resulted in recognition of a tax benefit of $11.4 million.

NOTE 11—BORROWINGS

Borrowings are detailed as follows:

	2001	2000
	(Dollars in thousands)	
Short term borrowings:		
Securities sold under agreements to repurchase	$ 264,727	$ 74,713
Other short term notes payable	34,402	15,419
FHLB advances	1,334,711	192,076
Advances under credit lines	6,800	15,000
Total short term borrowings	1,640,640	297,208
Long term borrowings:		
Securities sold under agreements to repurchase	57,700	—
Other long term notes payable	17,728	51,809
FHLB advances	379,828	114,250
Total long term borrowings	455,256	166,059
Total borrowings	$2,095,896	$463,267

During the years ended December 31, 2001 and 2000, the average balance of securities sold under short term agreements to repurchase was $210.4 million and $86.8 million, respectively, and the average interest rates during those periods were 3.51% and 6.12%, respectively. Securities sold under short term agreements to repurchase generally mature within 90 days of dates of purchase.

During the years ended December 31, 2001 and 2000, the average balance of federal funds purchased was $128.4 million and $105.9 million, respectively, and the average 2000 interest rates during those periods were 4.43% and 6.49%, respectively. There was no such balance outstanding at December 31, 2001 and 2000.

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities:

	Short Term	Long Term
	(Dollars in thousands)	
Amount	$1,495,911	$218,628
Maturity	2002	2003-2011
Average Rates	3.08%	4.19%

In addition, as of December 31, 2001, we had short-term, unsecured credit facilities from three financial institutions totaling $92.0 million. At December 31, 2001 and 2000, we had advances outstanding of $27.0 million and $15.0 million under these facilities. The average rate paid on these advances was approximately LIBOR + 0.50%. In addition, we were in compliance with all related financial covenants for these credit facilities.

NOTE 12—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We have two interest-rate swaps and an interest rate cap to convert our floating-rate debt and deposits to fixed rates. These derivative instruments were entered into concurrently with the issuance of the instruments being hedged. At the inception of these contracts, two of these derivative instruments were accounted for as a cash flow hedge under SFAS No. 133 and 138. These derivative instruments possess a term equal to the non-callable term of the hedged instrument, with a fixed pay rate and a receive rate indexed to rates paid on the instrument and a notional amount equal to the amount of the instruments being hedged. As the specific terms and notional amount of the derivative instruments exactly matched those of the instruments being hedged we meet the "no ineffectiveness" criteria of SFAS No. 133 and 138. As such, the derivative instruments were assumed to be 100% effective and all changes in the fair value of the hedges were recorded in other comprehensive income with no impact on the income statement for any ineffective portion through September 30, 2001. During 2001, we determined that the designation of these derivatives as hedges was no longer appropriate. As a result, upon derecognition of these hedges, we recorded a $191,000 loss to other income on these instruments. Subsequent to derecognition, we have recorded a $826,000 gain on the appreciation of these instruments.

The notional amount of the one of the swaps is $40.0 million with a term of up to 10 years expiring on September 15, 2008. We also have an interest rate cap with a notional amount of $15.0 million with a term of up to ten years expiring in July 2011. When entered into, we intended to use the swap as a hedge for the noncallable term of the hedged instrument. The periodic settlement date of the swap results in the reclassifying as earnings the gains or losses that are reported in accumulated comprehensive income.

Additionally, we have a $20.0 million prime/fixed interest rate swap used as a fair value hedge.

We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

NOTE 13—INCOME TAXES

Income tax expense was comprised of the following for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
	(Dollars in thousands)		
Current:			
Federal	$ 33,908	$ 45,742	$26,332
State	14,103	16,052	8,780
Total current	48,011	61,794	35,112
Deferred:			
Federal	(16,102)	(13,476)	(6,782)
State	(5,441)	(4,653)	(1,869)
Total deferred	(21,543)	(18,129)	(8,651)
Total expense	$ 26,468	$ 43,665	$26,461

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	Years ended December 31,	
	2001	2000
	(Dollars in thousands)	
Allowance for loan losses	$43,124	$26,072
State income taxes	16,853	10,142
Deferred compensation	11,195	5,616
Unrealized (gains) losses on securities	(2,057)	10,387
Accumulated depreciation	1,681	1,220
Net operating losses	—	14
Purchase allocation adjustments	214	416
Leasing operations	(8,225)	(2,268)
Other	(202)	1,885
Net deferred tax asset	$62,583	$53,484

Management believes that we will fully realize its total deferred tax assets as of December 31, 2001 based upon our recoverable taxes from prior carryback years, and its current level of operating income.

A reconciliation from the statutory income tax rate to the consolidated effective income tax rate follows, for the years ended December 31, 2001, 2000 and 1999:

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Statutory federal tax rate	35.0%	35.0%	35.0%
California franchise tax expense, net of federal income tax benefit	6.1%	6.7%	5.7%
	41.1%	41.7%	40.7%
Tax exempt income	-2.2%	-2.7%	-2.7%
Contribution of appreciated securities to GBB Foundation	—	—	-3.6%
Nondeductible merger costs	0.5%	1.3%	0.2%
Recognition of losses of CNBIT II in connection with sale of preferred securities (note 10)	-10.7%	—	—
Life insurance cash surrender value	-1.6%	-1.2%	-1.0%
Other, net	-2.2%	0.3%	0.4%
Effective income tax rate	24.9%	39.4%	34.0%

NOTE 14—OTHER INCOME AND OPERATING EXPENSES

Other income in 2001, 2000 and 1999 included warrant income of $581,000, $13.0 million and $14.5 million net of related employee incentives of $249,000, $4.5 million and $7.3 million, respectively. We occasionally receive warrants to acquire common stock from companies that are in the start-up or development phase. The timing and amount of income derived from the exercise and sale of client warrants typically depend upon factors beyond our control, and cannot be predicted with any degree of accuracy and are likely to vary materially from period to period.

To support the GBB Foundation, we contributed appreciated securities, which had an unrealized gain of $7.8 million in 1999. In 1999, we incurred $4.4 million in compensation and other expenses in connection with these appreciated securities. We recorded $12.2 million in 1999 of expense for the contribution to the Foundation, which is included in operating expenses.

Merger and other related nonrecurring costs for the years ended December 31, 2001, 2000 and 1999 were comprised of the following:

	2001	2000	1999
	(Dollars in thousands)		
Financial advisory and professional fees	$ 6,088	$ 8,229	$ 2,114
Charges to conform accounting practices	4,241	8,156	2,745
Other costs	18,920	17,141	5,959
Total	$29,249	$33,526	$10,818

Other costs include severance and other compensation expenses, charges for the write-off of assets retired as a result of the merger, and other expenses including printing costs and filing fees.

Other expenses for the years ended December 31, 2001, 2000 and 1999 were comprised of the following:

	2001	2000	1999
	(Dollars in thousands)		
Legal and other professional fees	$ 7,839	$ 5,345	$ 4,072
Telephone, postage and supplies	6,027	5,410	5,146
Marketing and promotion	5,648	5,017	4,202
Data processing	4,448	2,879	3,341
Correspondent bank and ATM network fees	3,622	2,122	2,468
Client services	2,965	2,694	3,811
FDIC insurance and regulatory assessments	1,762	1,472	807
Directors fees	1,585	1,758	1,899
Goodwill amortization	1,301	—	—
Insurance	1,135	631	1,093
Other real estate owned	—	56	(34)
Other	8,080	7,160	5,656
	$44,412	$34,544	$32,461

Occupancy costs for the years ended December 31, 2001, 2000 and 1999 were $17.4 million, $13.5 million and $11.5 million, respectively.

NOTE 15—EMPLOYEE BENEFIT PLANS

Stock Option Plan

At December 31, 2001 the total authorized shares issuable under the Greater Bay Bancorp Amended and Restated 1996 Stock Option Plan (the "Bancorp Plan") was approximately 10,617,000 shares and the number of shares available for future grants was approximately 3,004,000 shares.

Options and shares of restricted stock may be granted to employees, nonemployee directors, and consultants. Options may be either incentive or nonqualified stock options as defined under current tax laws. The exercise price of each option must equal the market price of our stock on the date of grant. The term of an option may not exceed 10 years and generally vests over a five-year period. The restrictions on shares of restricted stock generally lapse over a five-year period.

On November 19, 1997, our shareholders approved an amendment of the Bancorp Plan, to increase by 1,825,304 the number of shares of Greater Bay stock issuable under the Bancorp Plan. On May 17, 2000, our shareholders approved an additional amendment of the Bancorp Plan to increase by 5,000,000 the number of shares issuable under the Bancorp Plan. On October 23, 2001, our shareholders approved an additional amendment of the Bancorp Plan to increase by 4,000,000 the number of shares issuable under the Bancorp Plan to accommodate the increased number of eligible employees as a result of the mergers and as a result of internal growth.

A summary of our stock options as of December 31, 2001, 2000, and 1999 and changes during the years ended on those dates is presented below:

	2001		2000		1999	
	Shares (000's)	Weighted average exercise price	Shares (000's)	Weighted average exercise price	Shares (000's)	Weighted average exercise price
Outstanding at beginning of year	7,094	$17.54	7,489	$11.45	6,665	$ 9.02
Granted	2,442	25.53	1,602	33.05	1,870	17.43
Exercised	(826)	9.04	(1,493)	6.54	(727)	5.80
Forfeited	(406)	25.04	(504)	9.03	(319)	8.71
Outstanding at end of year	8,304	20.63	7,094	17.54	7,489	11.45
Options exercisable at year-end	3,760	14.47	3,259	10.60	3,497	7.30
Weighted average fair value of options granted during the year		$ 9.19		$14.24		$ 6.07

The following table summarizes information about stock options outstanding at December 31, 2001.

	Options outstanding			Options exercisable	
Exercise price range	Number outstanding (000's)	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable (000's)	Weighted average exercise price
$0.00–$9.00	1,019	3.96	$ 5.21	1,007	$ 5.22
$9.20–$19.25	3,433	6.84	16.08	2,214	15.36
$19.50–$25.73	2,519	9.64	24.92	301	21.27
$25.76–$40.31	1,333	8.99	36.00	238	36.74

Under the terms of the respective mergers, the stock option plans of Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Bancorp and SJNB Financial Corp. were terminated at the time of merger and substitute options were issued under the Bancorp Plan. Option holders under the Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Bancorp and SJNB Financial Corp. plans received substitute option grants to purchase 239,880 shares, 471,840 shares, 59,668 shares, 216,636 shares, and 1,228,511 shares of Greater Bay stock, respectively. During 2000, we assumed the Mt. Diablo National Bank Stock Option Plan. Options outstanding from the Mt. Diablo National Bank plan were converted to options to purchase 145,428 shares of Greater Bay stock.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under the provisions of SFAS No. 123, we are encouraged, but not required, to measure compensation costs related to its employee stock compensation plans under the fair value method. If we elect not to recognize compensation expense under this method, it is required to disclose the pro forma net income and net income per share effects based on the SFAS No. 123 fair value methodology. We implemented the requirements of SFAS No. 123 in 1997 and have elected to adopt the disclosure provisions of this statement.

We apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in our accounting for stock options. Accordingly, no compensation cost has been recognized for our stock option plan. Had compensation for our stock option plan been determined consistent with SFAS No. 123, our net income per share would have been reduced to the pro forma amounts indicated below:

	December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Net income:			
As reported	$79,816	$67,164	$51,301
Pro forma	$72,558	$64,187	$47,096
Basic net income per share:			
As reported	$ 1.61	$ 1.40	$ 1.15
Pro forma	$ 1.47	$ 1.34	$ 1.06
Diluted net income per share:			
As reported	$ 1.57	$ 1.33	$ 1.09
Pro forma	$ 1.42	$ 1.27	$ 1.00

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001, 2000, and 1999, respectively; dividend yield of 1.5%, 1.5% and 1.5%; expected volatility of 48.89%, 48.96% and 29.69%; risk free rates of 4.30%, 4.89% and 6.29%. The weighted average expected life is 5 years. No adjustments have been made for forfeitures. The actual value, if any, that the option holder will realize from these options will depend solely on the increase in the stock price over the option price when the options are exercised.

401(k) Savings Plan

We have a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. We match the employees' contributions at a rate set by the Board of Directors (currently 62.5% of the first 8% of deferral of an individual's total compensation). Our matching contributions are made in cash. The matching contribution vests ratably over the first four years of employment. Our employees are not required to maintain any portion of their 401(k) savings in our stock.

For the years ended December 31, 2001, 2000 and 1999, we contributed $2.4 million, $1.8 million and $1.5 million, respectively to the 401(k) plan.

Employee Stock Purchase Plan

We have established an Employee Stock Purchase Plan, as amended, under section 423(b) of the Internal Revenue Code which allows eligible employees to set aside up to 15% of their compensation toward the purchase of our stock for an aggregate total of 923,738 shares. Under the plan, the purchase price is 85% of the lower of the fair value at the beginning or end of each three month offering period. During 2001, 2000 and 1999, employees purchased 114,860, 93,356 and 83,302 shares of common stock, respectively. There were 317,800 shares remaining in the plan available for purchase by employees at December 31, 2001.

Supplemental Employee Compensation Benefits Agreements

We have entered into supplemental employee compensation benefits agreements with certain executive and senior officers. Under these agreements, we are generally obligated to provide for each such employee or their beneficiaries, during their life for a period of up to 15 to 20 years after the employee's disability or retirement, benefits as defined in each specific agreement. The agreement also provides for a death benefit for the employee. The estimated present value of future benefits to be paid is being accrued over the vesting period of the participants. The related accumulated accrued liability at December 31, 2001 and 2000 is approximately $16.7 million and $9.1 million, respectively. The actuarial assumptions used for determining the present value of the projected benefit obligation include a 7% discount rate. Expenses accrued for this plan for the years December 31, 2001, 2000 and 1999 totaled $8.2 million, $3.3 million and $1.3 million, respectively. Included for 2001 and 2000, an additional $6.7 million and $1.4 million, respectively, was recorded as part of merger and other related nonrecurring costs in connection with the change in control provisions under the SJNB Financial Corp. and Saratoga supplemental employee compensation benefits agreements programs. Depending on the agreement, the employees and we are beneficiaries of life insurance policies that have been purchased as a method of financing the benefits under the agreements. At December 31, 2001 and 2000, our cash surrender value of these policies was approximately $96.8 million and $83.9 million, respectively and is included in other assets. The income recognized on these polices was $4.1 million, $3.2 million and $1.9 million in 2001, 2000 and 1999, respectively, and is included in other income.

Deferred Compensation Plan

Effective November 19, 1997, we adopted the Greater Bay Bancorp 1997 Elective Deferral Compensation Plan (the "Deferred Plan") that allows our eligible officers to defer a portion of their salary, bonuses and certain other compensation. The deferred compensation will earn interest calculated annually based on a short-term interest reference rate. All participants are fully vested at all times in their contributions to the Deferred Plan. At December 31, 2001 and 2000, $6.1 million and $3.4 million, respectively, of deferred compensation under this plan is included in other liabilities in the accompanying consolidated balance sheets.

Additionally, under deferred compensation agreements that were established at Bank of Petaluma, Coast Commercial Bank and Peninsula Bank of Commerce prior to their mergers with us, there was approximately $1.6 million and $2.1 million of deferred compensation which is included in other liabilities at December 31, 2001 and 2000, respectively.

Change in Control

In the event of a change in control, the supplemental employee compensation benefits agreements with certain executive and senior officers may require us to make certain payments under those agreements. We also have plans in place, which would require certain payments to be made to any employee whose employment is terminated pursuant to a change in control. These potential liabilities are currently not recognized in the accompanying consolidated financial statements.

NOTE 16—RELATED PARTY TRANSACTIONS

We have, and expect to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their affiliates. These transactions are entered into under terms and conditions equal to those entered into in arms length transactions and are made subject to approval by the Directors' Loan Committee and the Board of Directors of the Bank extending the credit. An analysis of total loans to related parties for the years ended December 31, 2001 and 2000 is shown below:

	2001	2000	1999
	(Dollars in thousands)		
Balance, January 1	$ 51,323	$ 28,851	$ 48,615
Additions	40,184	51,839	30,600
Repayments	(70,600)	(29,367)	(50,364)
Balance, December 31	$ 20,907	$ 51,323	$ 28,851
Undisbursed commitments, at year end	$ 63,724	$ 39,744	$ 11,113

NOTE 17—COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain facilities at which we conduct our operations. Future minimum lease commitments under all non-cancelable operating leases as of December 31, 2001 are below:

	(Dollars in thousands)
Years ended December 31,	
2002	$ 9,835
2003	7,849
2004	7,182
2005	5,923
2006	5,373
Thereafter	25,180
Total	$61,342

We sublease that portion of the available space that is not utilized. Sublease rental income for the years ended December 31, 2001, 2000, and 1999 was $1.3 million, $1.5 million and $1.5 million, respectively. Gross rental expense for the years ended December 31, 2001, 2000, and 1999 was $11.2 million, $8.3 million, and $7.5 million, respectively.

Other Commitments and Contingencies

In the normal course of business, we became contractually obligated under various commitments and contingent liabilities, such as guarantees and commitments to extend credit, that are not reflected in the accompanying consolidated financial statements. Generally accepted accounting principles prohibit the recognition of these items in our consolidated balance, but require these amounts to be disclosed. Commitments to fund loans were $1.3 billion and $1.4 billion and letter of credit were $130.0 million and $129.4 million, at December 31, 2001 and 2000, respectively. Our exposure to credit loss is limited to amounts funded or drawn; however, at December 31, 2001, no losses are anticipated as a result of these commitments, based on current information.

Loan commitments which have fixed expiration dates and require the payment of a fee are typically contingent upon the borrower meeting certain financial and other covenants. Approximately $385.8 million of these commitments relate to real estate construction and are expected to fund within the next 12 months. However, the remainder relates primarily to revolving lines of credit or other commercial loans, and many of these commitments are expected to expire without being drawn upon, therefore the total commitments do not necessarily represent future cash requirements. The Banks evaluate each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt or equity securities, or business assets.

Stand-by letters of credit are conditional commitments written by the Banks to guarantee the performance of a client to a third party. These guarantees are issued primarily related to purchases of inventory by the Banks' commercial clients, and are typically short-term in nature. Credit risk is similar to that involved in extending loan commitments to clients, and the Banks accordingly use evaluation and collateral requirements similar to those for loan commitments.

In the ordinary course of business there are various assertions, claims and legal proceedings pending against us. Management is of the opinion that the ultimate resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of our operations.

NOTE 18—SHAREHOLDERS' RIGHTS PLAN

In 1998, Greater Bay adopted a shareholder rights plan designed to maximize our long-term value and to protect our shareholders from improper takeover tactics and takeover bids that are not fair to all shareholders.

In accordance with the plan, preferred share purchase rights were distributed as a dividend at the rate of one right for each common share held of record as of the close of business on November 28, 1998. The rights, which are not immediately exercisable, entitle the holders to purchase one one-hundredth of a share of Series A Preferred Stock at a price of $145.00 (subject to adjustment) upon the occurrence of certain triggering events. In the event of an acquisition not approved by the Board, each right enables its holder (other than the acquirer) to purchase the Preferred Stock at 50% of the market price. Further, in the event we are acquired in an unwanted merger or business combination, each right enables the holder to purchase shares of the acquiring entity at a similar discount. Under certain circumstances, the rights may be exchanged for our common shares. The Board may, in its sole discretion, redeem the rights at any time prior to any of the triggering events.

The rights can be exercised and separate rights certificates distributed only if any of the following events occur: acquisition by a person of 10% or more of our common share; a tender offer for 10% or more of our common shares; or ownership of 10% or more of our common shares by a shareholder whose actions are likely to have a material adverse impact on us or shareholder interests. The rights will initially trade automatically with the common shares. The rights are not deemed by the Board of Directors to be presently exercisable.

NOTE 19—REGULATORY MATTERS

The Banks and Greater Bay are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum capital amounts and ratios (as defined in the regulations). At December 31, 2001 and 2000 the Banks and we met all capital adequacy requirements to which they are subject. Under the FDICIA prompt corrective action provisions applicable to banks, the most recent notification from the FDIC or OCC categorized each of the Banks as well-capitalized. To be categorized as well-capitalized, the institution must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital directive order. There are no conditions or events since that notification that management believes have changed the risk-based capital category of any of the Banks.

The Banks' and our actual 2001 and 2000 capital amounts and ratios are as follows:

As of December 31, 2001	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (To Risk Weighted Assets):						
Greater Bay Bancorp	$740,653	12.79%	$463,270	8.00%	$579,088	N/A
Bank of Petaluma	23,893	12.10	15,797	8.00	19,746	10.00%
Bank of Santa Clara	42,225	13.46	25,097	8.00	31,371	10.00
Bay Area Bank	24,373	10.97	17,774	8.00	22,218	10.00
Bay Bank of Commerce	20,414	11.63	14,042	8.00	17,553	10.00
Coast Commercial Bank	45,520	15.14	24,053	8.00	30,066	10.00
Cupertino National Bank	190,715	10.74	142,060	8.00	177,574	10.00
Golden Gate Bank	29,697	11.18	21,250	8.00	26,563	10.00
Mid-Peninsula Bank	113,565	10.20	89,071	8.00	111,338	10.00
Mt. Diablo National Bank	32,769	12.10	21,665	8.00	27,082	10.00
Peninsula Bank of Commerce	31,571	11.43	22,097	8.00	27,621	10.00
San Jose National Bank	65,401	10.62	49,266	8.00	61,583	10.00
Tier 1 Capital (To Risk Weighted Assets):						
Greater Bay Bancorp	$607,820	10.49%	$231,771	4.00%	$347,657	N/A
Bank of Petaluma	21,414	10.85	7,895	4.00	11,842	6.00%
Bank of Santa Clara	38,278	12.20	12,550	4.00	18,825	6.00
Bay Area Bank	21,581	9.71	8,890	4.00	13,335	6.00
Bay Bank of Commerce	18,211	10.38	7,018	4.00	10,527	6.00
Coast Commercial Bank	41,741	13.89	12,020	4.00	18,031	6.00
Cupertino National Bank	155,173	8.74	71,017	4.00	106,526	6.00
Golden Gate Bank	26,342	9.92	10,622	4.00	15,933	6.00
Mid-Peninsula Bank	99,570	8.94	44,550	4.00	66,826	6.00
Mt. Diablo National Bank	29,364	10.84	10,835	4.00	16,253	6.00
Peninsula Bank of Commerce	28,082	10.16	11,056	4.00	16,584	6.00
San Jose National Bank	57,656	9.36	24,639	4.00	36,959	6.00
Tier 1 Capital Leverage (To Average Assets):						
Greater Bay Bancorp	$607,820	8.01%	$303,531	4.00%	$379,413	N/A
Bank of Petaluma	21,414	6.03	14,205	4.00	17,756	5.00%
Bank of Santa Clara	38,278	7.03	21,780	4.00	27,225	5.00
Bay Area Bank	21,581	5.91	14,606	4.00	18,258	5.00
Bay Bank of Commerce	18,211	6.12	11,903	4.00	14,878	5.00
Coast Commercial Bank	41,741	7.75	21,544	4.00	26,930	5.00
Cupertino National Bank	155,173	6.36	97,593	4.00	121,991	5.00
Golden Gate Bank	26,342	6.00	17,561	4.00	21,952	5.00
Mid-Peninsula Bank	99,570	6.89	43,354	3.00	72,257	5.00
Mt. Diablo National Bank	29,364	6.02	19,511	4.00	24,389	5.00
Peninsula Bank of Commerce	28,082	6.32	17,773	4.00	22,217	5.00
San Jose National Bank	57,656	8.03	28,720	4.00	35,900	5.00

As of December 31, 2000	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (To Risk Weighted Assets):						
Greater Bay Bancorp	$542,819	10.87%	$399,499	8.00%	$498,915	N/A
Bank of Petaluma	19,054	12.05	12,650	8.00	15,811	10.00%
Bank of Santa Clara	36,956	11.13	26,563	8.00	33,203	10.00
Bay Area Bank	18,664	10.49	14,234	8.00	17,790	10.00
Bay Bank of Commerce	14,111	10.55	10,700	8.00	13,380	10.00
Coast Commercial Bank	42,724	15.16	22,546	8.00	28,176	10.00
Cupertino National Bank	150,395	10.14	118,655	8.00	148,276	10.00
Golden Gate Bank	20,541	10.13	16,222	8.00	20,280	10.00
Mid-Peninsula Bank	91,401	10.19	71,757	8.00	89,670	10.00
Mt. Diablo National Bank	26,493	11.30	18,756	8.00	23,449	10.00
Peninsula Bank of Commerce	27,228	10.89	20,002	8.00	25,003	10.00
San Jose National Bank	64,995	12.00	43,330	8.00	54,163	10.00
Tier 1 Capital (To Risk Weighted Assets):						
Greater Bay Bancorp	$477,962	9.57%	$199,775	4.00%	$299,350	N/A
Bank of Petaluma	17,058	10.79	6,324	4.00	9,487	6.00%
Bank of Santa Clara	32,779	9.87	13,284	4.00	19,922	6.00
Bay Area Bank	16,419	9.23	7,115	4.00	10,674	6.00
Bay Bank of Commerce	12,422	9.28	5,354	4.00	8,028	6.00
Coast Commercial Bank	39,181	13.91	11,267	4.00	16,905	6.00
Cupertino National Bank	131,684	8.88	59,317	4.00	88,966	6.00
Golden Gate Bank	17,993	8.87	8,114	4.00	12,168	6.00
Mid-Peninsula Bank	80,155	8.94	35,864	4.00	53,802	6.00
Mt. Diablo National Bank	23,539	10.04	9,378	4.00	14,070	6.00
Peninsula Bank of Commerce	24,081	9.63	10,002	4.00	15,002	6.00
San Jose National Bank	58,217	10.75	21,662	4.00	32,493	6.00
Tier 1 Capital Leverage (To Average Assets):						
Greater Bay Bancorp	$477,962	8.79%	$217,503	4.00%	$271,878	N/A
Bank of Petaluma	17,058	8.23	8,291	4.00	10,363	5.00%
Bank of Santa Clara	32,779	8.18	16,029	4.00	20,035	5.00
Bay Area Bank	16,419	8.18	8,029	4.00	10,041	5.00
Bay Bank of Commerce	12,422	7.55	6,581	4.00	8,230	5.00
Coast Commercial Bank	39,181	9.12	17,185	4.00	21,488	5.00
Cupertino National Bank	131,684	9.06	58,139	4.00	72,693	5.00
Golden Gate Bank	17,993	6.34	11,352	4.00	14,188	5.00
Mid-Peninsula Bank	80,155	7.66	31,392	3.00	52,295	5.00
Mt. Diablo National Bank	23,539	8.15	11,553	4.00	14,443	5.00
Peninsula Bank of Commerce	24,081	7.99	12,056	4.00	15,067	5.00
San Jose National Bank	58,217	8.66	26,890	4.00	33,613	5.00

GREATER BAY BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—EARNINGS PER SHARE

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted average number of common shares plus common equivalent shares outstanding including dilutive stock options. The following table provides a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended December 31, 2001, 2000 and 1999.

	For the year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per share amount
	(Dollars in thousands, except per share amounts)		
Net income	$79,816		
Basic net income per share:			
Income available to common shareholders	79,816	49,498,000	$1.61
Effect of dilutive securities:			
Stock options	—	1,442,000	
Diluted net income per share:			
Income available to common shareholders after assumed conversions	$79,816	50,940,000	$1.57

	For the year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per share amount
	(Dollars in thousands, except per share amounts)		
Net income	$67,164		
Basic net income per share:			
Income available to common shareholders	67,164	47,899,000	$1.40
Effect of dilutive securities:			
Stock options	—	2,620,000	
Diluted net income per share:			
Income available to common shareholders after assumed conversions	$67,164	50,519,000	$1.33

	For the year ended December 31, 1999		
	Income (numerator)	Shares (denominator)	Per share amount
	(Dollars in thousands, except per share amounts)		
Net income	$51,301		
Basic net income per share:			
Income available to common shareholders	51,301	44,599,000	$1.15
Effect of dilutive securities:			
Stock options	—	2,479,000	
Diluted net income per share:			
Income available to common shareholders after assumed conversions	$51,301	47,078,000	$1.09

Options to purchase 1,531,000, 66,000 shares and 1,268,000 shares were anti-dilutive whereby the options' exercise price was greater than the average market price of the common shares, during the years ended December 31, 2001, 2000 and 1999, respectively, and were not included in the calculation of diluted net income per share.

All years presented have been restated to reflect the 2-for-1 stock split effective as of October 4, 2000.

Weighted average shares outstanding and all per share amounts included in the consolidated financial statements and notes thereto are based upon the increased number of shares giving retroactive effect to the 2001 merger with SJNB Financial Corp. at a 1.82 conversion ratio, 2000 mergers with Bank of Petaluma at a 0.5731 conversion ratio, Bank of Santa Clara at a 0.8499 conversion ratio, Coast Bancorp at a 0.6338 conversion ratio and Mt. Diablo Bancshares at a 0.9532 conversion ratio, and the 1999 mergers with Bay Commercial Services at a 0.6833 conversion ratio and Bay Area Bancshares at a 1.38682 conversion ratio.

NOTE 21—PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The financial statements of Greater Bay Bancorp (parent company only) are presented below:

PARENT COMPANY ONLY—BALANCE SHEETS

	December 31,	
	2001	2000
	(Dollars in thousands)	
ASSETS:		
Cash and cash equivalents	$ 59,347	$ 20,152
Investment in subsidiaries	594,660	474,252
Other investments	18,658	25,634
Other assets	48,448	25,984
Total assets	$721,113	$546,022
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Subordinated debt	$225,775	$118,609
Other borrowings	6,800	—
Other liabilities	24,854	41,465
Total liabilities	257,429	160,074
Shareholders' equity:		
Common stock	206,294	196,121
Accumulated other comprehensive income	3,967	(6,035)
Retained earnings	253,423	195,862
Total shareholders' equity	463,684	385,948
Total liabilities and shareholders' equity	$721,113	$546,022

GREATER BAY BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PARENT COMPANY ONLY—STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Income:			
Interest income	$ 3,098	$ 3,694	$ 551
Cash dividends from subsidiaries	19,585	11,060	6,559
Other income	2,856	1,379	—
Total	25,539	16,133	7,110
Expenses:			
Interest expense	1,619	8,536	4,382
Salaries	34,588	22,280	17,138
Occupancy and equipment	8,782	6,416	3,821
Merger expenses	10,034	12,479	3,283
Other expenses	24,644	7,784	6,084
Less: rentals and fees received from Banks	(62,113)	(41,480)	(27,653)
Total	17,554	16,015	7,055
Income before taxes and equity in undistributed net income of subsidiaries	7,985	118	55
Income tax benefit	(4,765)	(3,548)	(2,782)
Income before equity in undistributed net income of subsidiaries	12,750	3,666	2,837
Equity in undistributed net income of subsidiaries	67,066	63,498	48,464
Net income	$ 79,816	$ 67,164	$ 51,301

GREATER BAY BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PARENT COMPANY ONLY—STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash flows-operating activities			
Net income	$ 79,816	$ 67,164	$ 51,301
Reconciliation of net income to net cash from operations:			
Equity in undistributed net income of subsidiaries	(67,066)	(63,498)	(48,464)
Net change in other assets	(3,852)	(7,939)	(10,230)
Net change in other liabilities	(24,608)	42,379	4,322
Operating cash flow, net	(15,710)	38,106	(3,071)
Cash flows-investing activities			
Purchases of available for sale securities	(43,693)	(51,517)	(20,825)
Proceeds from sale and maturities of available for sale securities	6,976	3,123	21,393
Proceeds from sale of OREO	–	224	–
Dividends from subsidiaries	19,585	10,560	4,166
Capital contribution to the subsidiaries	(33,526)	(47,736)	(29,761)
Investing cash flows, net	(50,658)	(85,346)	(25,027)
Cash flows-financing activities			
Net change in other borrowings	(4,534)	2,562	7,000
Stock retired by Greater Bay and SJNB Financial Corp.	(2,830)	–	(3,911)
Proceeds from private placement of stock	–	11,476	20,761
Proceeds from issuance of subordinated debt	122,166	52,062	–
Proceeds from sale of common stock	11,640	15,294	11,842
Stock issued in purchase accounting transaction	1,376	–	–
Payment of cash dividends	(22,255)	(18,686)	(10,669)
Financing cash flows, net	105,563	62,708	25,023
Net increase in cash and cash equivalents	39,195	15,468	(3,075)
Cash and cash equivalents at the beginning of the year	20,152	4,684	7,759
Cash and cash equivalents at end of the year	$ 59,347	$ 20,152	$ 4,684

NOTE 22—RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

Total dividends which may be declared by the Banks without receiving prior approval from regulatory authorities are limited to the lesser of the Banks' retained earnings or the net income of the Banks for the latest three fiscal years, less dividends previously declared during that period.

The Banks are subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Banks are prohibited from lending to Greater Bay or its affiliates unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Banks are limited, in the aggregate, to 20% of each Bank's capital and surplus, as defined by federal regulations, or a maximum of $90.7 million at December 31, 2001. No such advances were made during 2001 or exist as of December 31, 2001.

NOTE 23—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods and assumptions are set forth below for our financial instruments. Our estimated fair values of financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and due from banks	$ 189,404	$ 189,404	$ 291,605	$ 291,605
Short term investments and Fed Funds Sold	26,000	26,000	184,370	176,542
Investment securities	2,970,630	2,970,630	1,091,064	1,101,416
Loans, net	4,370,977	4,413,079	3,973,329	4,008,905
Financial liabilities:				
Deposits:				
Demand, noninterest-bearing	953,989	953,989	1,133,958	1,133,958
MMDA, NOW and Savings	2,280,119	2,280,119	2,349,041	2,349,041
Time certificates, $100,000 and over	642,073	644,251	706,535	706,722
Other time certificates	1,113,890	1,117,730	560,870	561,322
Other borrowings	2,095,896	2,110,751	463,267	431,228
Company obligated mandatory redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures	218,000	218,000	99,500	92,365

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

The carrying value reported in the balance sheet for cash and cash equivalents approximates fair value.

Investment Securities

The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of long term investments, except certain state and municipal securities, is estimated based on quoted market prices or bid quotations from securities dealers.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The fair value of performing variable rate loans is judged to approximate book value for those loans whose rates reprice in less than 90 days. Rate floors and rate ceilings are not considered for fair value purposes as the number of loans with such limitations is not significant.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposit Liabilities and Borrowings

The fair value for all deposits without fixed maturities and short term borrowings is considered to be equal to the carrying value. The fair value for fixed rate time deposits are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities. The fair value of core deposits does not reflect the market core deposits premium of approximately 10%—12%. Additionally, the fair value of deposits does not include the benefit that results from the low cost of funding provided by our deposits as compared to the cost of borrowing funds in the market.

Commitments to Extend Credit and Standby Letters of Credit

The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally unassignable by either the borrower or us, they only have value to the borrower and us. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the above table.

Limitations

These fair value disclosures represent management's best estimates, based on relevant market information and information about the financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, our entire holdings of a particular financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic condition, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have significant effect on fair value estimates and have been considered in many of the estimates.

NOTE 24—ACTIVITY OF BUSINESS SEGMENTS

The accounting policies of the segments are described in the "Summary of Significant Accounting Policies." Segment data includes intersegment revenue, as well as charges allocating all corporate-headquarters costs to each of its operating segments. Intersegment revenue is recorded at prevailing market terms and rates and is not significant to the results of the segments. This revenue is eliminated in consolidation. We evaluate the performance of our segments and allocate resources to them based on net interest income, other income, net income before income taxes, total assets and deposits.

We are organized primarily along community banking and trust divisions. Eleven of the divisions have been aggregated into the "community banking" segment. Community banking provides a range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professional and other individuals. The GBB Trust division has been shown as the "trust operations" segment. Our business is conducted principally in the U.S.; foreign operations are not material.

The following table shows each segments key operating results and financial position for the years ended or as of December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Community banking	Trust operations	Community banking	Trust operations	Community banking	Trust operations
	(Dollars in thousands)					
Net interest income	$ 318,385	$ 1,145	$ 269,941	$ 551	$ 183,662	$ 369
Other income	37,976	4,009	29,889	3,753	41,838	3,007
Operating expenses	104,566	3,012	104,093	2,703	165,546	2,863
Net income before income taxes(1)	178,170	1,826	166,916	1,601	110,232	121
Total assets	7,155,941	—	5,335,716	—	4,270,450	—
Deposits	4,935,208	54,814	4,693,241	57,163	3,678,790	57,831
Assets under management	—	629,696	—	773,791	—	697,435

(1) Includes intercompany earnings allocation charge which is eliminated in consolidation

A reconciliation of total segment net interest income and other income combined, net income before income taxes, and total assets to the consolidated numbers in each of these categories for the years ended December 31, 2001, 2000 and 1999 is presented below.

	As of and for year ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Net interest income and other income			
Total segment net interest income and other income	$ 361,515	$ 317,120	$ 240,863
Parent company net interest income and other income	4,335	(4,400)	(3,893)
Consolidated net interest income and other income	$ 365,850	$ 312,720	$ 236,970
Net income before taxes			
Total segment net income before income taxes	$ 179,996	$ 151,401	$ 110,155
Parent company net income before income taxes	(73,712)	(40,572)	(32,393)
Consolidated net income before income taxes	$ 106,284	$ 110,829	$ 77,762
Total assets			
Total segment assets	$ 7,155,941	$ 5,335,716	$ 4,270,450
Parent company segment assets	721,113	482,439	34,360
Consolidated total assets	$7,877,054	$5,818,155	$4,304,810

GREATER BAY BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents the summary results for the stated eight quarters:

	For the quarter ended			
	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
	(Dollars in thousands, except per share data)			
Interest income	$129,946	$131,856	$124,669	$120,770
Net interest income	87,892	80,977	77,041	75,099
Provision for loan losses	28,950	8,400	10,049	7,328
Other income	9,684	10,699	13,003	11,456
Other expenses	49,028	44,933	41,669	39,961
Income before taxes	19,598	38,343	38,326	39,266
Net income	7,515	23,826	23,943	24,532
Net income per share:				
Basic	$ 0.15	$ 0.48	$ 0.48	$ 0.50
Diluted	$ 0.15	$ 0.46	$ 0.47	$ 0.48

	For the quarter ended			
	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
	(Dollars in thousands, except per share data)			
Interest income	$119,051	$110,812	$101,415	$ 92,361
Net interest income	74,246	68,279	65,064	58,000
Provision for loan losses	6,516	7,994	8,437	5,874
Other income	9,396	11,425	8,567	17,743
Other expenses	37,775	34,938	33,570	36,685
Income before taxes	35,818	29,735	24,880	30,795
Net income	20,913	15,638	13,002	17,611
Net income per share:				
Basic	$ 0.43	$ 0.32	$ 0.27	$ 0.38
Diluted	$ 0.41	$ 0.31	$ 0.26	$ 0.36

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Greater Bay Bancorp:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Greater Bay Bancorp and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 13, 2002





GREATER BAY
BANCORP

www.gbbk.com

2860 West Bayshore Road
Palo Alto, California 94303

(650) 813-8200



GREATER BAY

BANCORP

www.gbbk.com

2860 West Bayshore Road
Palo Alto, CA 94303

(650) 813-8200